# William Lyon Homes

## Annual Report 2005





Nevada
Northern California
Southern California
San Diego
Arizona

# William Lyon Homes Operating Divisions 2005

| | |
|---|---|
| **Southern California Division** | |
| Average number of selling communities | **10** |
| New home orders | **980** |
| Closings | **782** |
| Total revenues | **$574,330,000** |
| **Northern California Division** | |
| Average number of selling communities | **9** |
| New home orders | **552** |
| Closings | **717** |
| Total revenues | **$531,390,000** |
| **San Diego Division** | |
| Average number of selling communities | **9** |
| New home orders | **600** |
| Closings | **504** |
| Total revenues | **$276,714,000** |
| **Arizona Division** | |
| Average number of selling communities | **5** |
| New home orders | **542** |
| Closings | **628** |
| Total revenues | **$267,949,000** |
| **Nevada Division** | |
| Average number of selling communities | **8** |
| New home orders | **647** |
| Closings | **565** |
| Total revenues | **$206,000,000** |
| **Total 2005** | |
| Average number of selling communities | **41** |
| New home orders | **3,321** |
| Closings | **3,196** |
| Total revenues | **$1,856,383,000** |

# Letter to the Shareholders

We are pleased to report to our shareholders that the company's performance in 2005 was outstanding. Records were broken and general improvements were realized in several key areas, despite softening trends in the fourth quarter.

William Lyon Homes delivered 3,196 homes and posted revenues from homes sales of $1.75 billion. We reported record net income of $190.6 million, an 11% increase from 2004. The company earned $21.98 per diluted share, up 25% from $17.55 the prior year, and ended 2005 with a record backlog of 1,291 homes valued at $691.6 million.

New home orders for the year were 3,321, or 2% less than the comparable period in 2004. This is attributed to the fourth-quarter softening in new home orders, which saw orders drop 7% to 460, as compared to 493 for the same period the previous year. This trend has continued into early 2006.

As of December 31, 2005, there were 44 active sales locations, 7 more than at the end of 2004. During 2006, we anticipate opening an additional 40 new sales locations, while closing out only 22, bringing our total to approximately 62 sales locations by year's end.

We continued to improve and strengthen the company's balance sheet and liquidity in 2005. The consolidated balance sheet showed $1.7 billion of total assets, which included real estate inventories of $1.4 billion as of December 31, 2005. Total liquidity stood at $369.0 million as of December 31, 2005, which consisted of $317.0 million available under our four revolving credit facilities and $52.0 million of cash on hand.

On the operational side, we remain committed to our existing markets and are focusing on growth within each of these very diverse markets. As of December 31, 2005, the company owned and controlled 26,589 lots, of which 15,071 were under option.

We are pleased to report that in January 2006, Forbes Magazine named William Lyon Homes as one of the top 10 "Best Managed Companies" in the construction industry. We also wish to welcome the following new members to our Board of Directors: Harold H. Greene, Lawrence M. Higby, Gary H. Hunt, and Dr. Arthur B. Laffer. They bring years of business experience to the board.

In summary, 2005 was an exciting and successful year for William Lyon Homes. We are extremely proud of the record results realized. We are also cognizant of the changing market conditions, but believe that our talented, experienced management team will continue to chart a successful course for the future.

Sincerely,

General William Lyon

Wade H. Cable

# Board of Directors



**General William Lyon**
Director
Chairman of the Board
Chief Executive Officer



**Wade H. Cable**
Director
President
Chief Operating Officer



**Richard E. Frankel**
Director



**Harold H. Greene**
Director



**Lawrence M. Higby**
Director



**Gary H. Hunt**
Director



**Dr. Arthur B. Laffer**
Director



**William H. Lyon**
Director
Vice President
Chief Administrative Officer



**Alex Meruelo**
Director



Granada, Nevada Division



Ravenna, San Diego Division

# Financial Highlights

*(in thousands except per common share amounts and number of home closings)*

| | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Combined revenue | $ 1,882,474 | $ 1,821,847 | $1,223,352 | $ 993,078 | $ 789,652 |
| Consolidated revenue | $ 1,856,383 | $ 1,821,847 | $ 897,803 | $ 613,302 | $ 468,183 |
| Operating Income | $ 314,795 | $ 279,576 | $ 117,555 | $ 62,804 | $ 46,239 |
| Income before provision for income taxes | $ 314,780 | $ 285,148 | $ 123,952 | $ 67,781 | $ 53,525 |
| Provision for income taxes | $ (124,149) | $ (113,499) | $ (51,815) | $ (18,270) | $ (5,847) |
| Net income | $ 190,631 | $ 171,649 | $ 72,137 | $ 49,511 | $ 47,678 |
| Earnings per common share: | | | | | |
| Basic | $ 22.09 | $ 17.69 | $ 7.37 | $ 4.85 | $ 4.50 |
| Diluted | $ 21.98 | $ 17.55 | $ 7.27 | $ 4.73 | $ 4.44 |
| Average shares outstanding (diluted) | 8,675 | 9,778 | 9,929 | 10,475 | 10,740 |
| Total assets | $ 1,691,002 | $ 1,274,562 | $ 849,606 | $ 617,581 | $ 433,709 |
| Notes payable | $ 672,536 | $ 595,219 | $ 326,737 | $ 266,065 | $ 221,470 |
| Stockholders' equity | $ 542,894 | $ 347,109 | $ 252,040 | $ 181,676 | $ 150,617 |
| Home closings – units | 3,196 | 3,471 | 2,804 | 2,522 | 2,566 |





*Floralisa, Southern California Division*



Braeburn, San Diego Division



Gallery Walk, Northern California Division

**Total Combined Revenues**
*(includes unconsolidated joint ventures)*


$ in millions
$792.2
$789.7
$993.1
$1,223.4
$1,821.8
$1,882.4
$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
2000
2001
2002
2003
2004
2005

**Stock Price**
*(per year)*


$9.38
$15.25
$21.83
$62.77
$70.24
$100.90
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05



*Plaza Walk, Northern California Division*



*Sunset Point, Arizona Division*

**Equity Growth**
*(per year)*


$ in millions
$102.5
$150.6
$181.7
$252.0
$347.1
$542.9
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
2000
2001
2002
2003
2004
2005

**Earnings Per Common Share - Diluted**
*(per year)*


$3.74
$4.44
$4.73
$7.27
$17.55
$21.98
$22.50
$20.00
$17.50
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
2000
2001
2002
2003
2004
2005

# Financial Section



*Floralisa, Southern California Division*

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2005**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from ________ to ________**

**Commission File Number 001-31625**

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 9 - 2006
WASH, D.C. 160

# WILLIAM LYON HOMES

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware**<br>(State or other jurisdiction of incorporation or organization) | **33-0864902**<br>(I.R.S. Employer Identification Number) |
| **4490 Von Karman Avenue**<br>**Newport Beach, California**<br>(Address of principal executive offices) | **92660**<br>(Zip Code) |

**Registrant's telephone number, including area code: (949) 833-3600**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, par value $.01 per share | New York Stock Exchange |
| Guarantee of William Lyon Homes, Inc. 7½% Senior Notes due 2014 | New York Stock Exchange |
| Guarantee of William Lyon Homes, Inc. 10¾% Senior Notes due 2013 | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**

**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2005 was $412,592,358. (This calculation assumes that all officers and directors of the Company are affiliates.)

The number of shares of Common Stock outstanding as of February 28, 2006 was 8,652,067.

**DOCUMENTS INCORPORATED BY REFERENCE**

None

## WILLIAM LYON HOMES

## INDEX


| | | Page No. |
|---|---|---|
| | **PART I** | |
| Item 1. | Business | 1 |
| Item 1A. | Risk Factors | 13 |
| Item 1B. | Unresolved Staff Comments | 21 |
| Item 2. | Properties | 21 |
| Item 3. | Legal Proceedings | 22 |
| Item 4. | Submission of Matters to a Vote of Security Holders | 22 |
| | **PART II** | |
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 24 |
| Item 6. | Selected Financial Data | 25 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 28 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 51 |
| Item 8. | Financial Statements and Supplementary Data | 52 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 52 |
| Item 9A. | Controls and Procedures | 52 |
| Item 9B. | Other Information | 53 |
| | **PART III** | |
| Item 10. | Directors and Executive Officers of Registrant | 54 |
| Item 11. | Executive Compensation | 59 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 63 |
| Item 13. | Certain Relationships and Related Transactions | 65 |
| Item 14. | Principal Accountant Fees and Services | 67 |
| | **PART IV** | |
| Item 15. | Exhibits and Financial Statement Schedules | 69 |
| | Index to Financial Statements | 75 |

## PART I

### Item 1. *Business*

### General

William Lyon Homes, a Delaware corporation, and subsidiaries (the "Company") are primarily engaged in the design, construction and sale of single family detached and attached homes in California, Arizona and Nevada. Since the founding of the Company's predecessor in 1956, the Company and its joint ventures have sold over 65,000 homes. The Company conducts its homebuilding operations through five geographic divisions (Southern California, Northern California, San Diego, California, Arizona and Nevada). For 2005, approximately 63% of the home closings of the Company and its joint ventures were derived from its California operations. For the year ended December 31, 2005, on a consolidated basis the Company had revenues from home sales of $1.745 billion and delivered 3,196 homes, which includes $406.9 million of revenue and 688 delivered homes from consolidated joint ventures (see Note 2 of "Notes to Consolidated Financial Statements").

The Company designs, constructs and sells a wide range of homes designed to meet the specific needs of each of its markets, although it primarily emphasizes sales to the entry-level and move-up home buyer markets. At December 31, 2005, the Company marketed its homes through 44 sales locations in both its wholly-owned projects and projects being developed in consolidated joint ventures. In 2005, the average sales price for consolidated homes delivered was $546,000. Base sales prices for actively selling projects in 2005 ranged from $197,000 to $2,070,000.

As of December 31, 2005, the Company and its consolidated joint ventures owned approximately 11,518 lots and had options to purchase an additional 15,071, substantially all of which are entitled. As used in this Annual Report on Form 10-K, "entitled" land has a development agreement and/or vesting tentative map, or a final recorded plat or map from the appropriate county or city government. Development agreements and vesting tentative maps generally provide for the right to develop the land in accordance with the provisions of the development agreement or vesting tentative map unless an issue arises concerning health, safety or general welfare. The Company's sources of developed lots for its homebuilding operations are (1) development of master-planned communities, primarily through both consolidated and unconsolidated joint ventures at the current time, and (2) purchase of smaller projects with shorter life cycles (merchant homebuilding). The Company estimates that its current inventory of lots owned and controlled is adequate to supply its homebuilding operations at current operating levels for approximately 6 years.

The Company and certain of its subsidiaries are general partners or members in joint ventures involved in the development and sale of residential projects. As described more fully in "Recently Issued Accounting Standards", in accordance with Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended ("Interpretation No. 46"), certain joint ventures have been determined to be variable interest entities in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of these joint ventures have been consolidated with the Company's financial statements as of and for the years ended December 31, 2005 and 2004. The financial statements of joint ventures in which the Company is not considered the primary beneficiary are not consolidated with the Company's financial statements. The Company's investments in unconsolidated joint ventures are accounted for using the equity method because the Company has a 50% or less voting or economic interest (and thus such joint ventures are not controlled by the Company). Income allocations and cash distributions to the Company from the unconsolidated joint ventures are based on predetermined formulas between the Company and its joint venture partners as specified in the applicable partnership or operating agreements. The Company generally receives, after partners' priority returns and returns of partners' capital, approximately 50% of the profits and cash flows from joint ventures. See Note 2 of "Notes to Consolidated Financial Statements" for condensed combined financial information for the joint ventures whose financial statements have been consolidated with the Company's financial statements. See Note 5 of "Notes to Consolidated Financial Statements" for condensed combined financial information for the unconsolidated joint ventures. Based upon current estimates, substantially all future development and construction costs incurred by the joint ventures will be funded by the venture partners or from the proceeds of construction financing obtained by the joint ventures.

The Company will continue to utilize its current inventory of lots and future land acquisitions to conduct its operating strategy which consists of: (i) focusing on high growth core markets; (ii) maintaining conservative financial position and improving its credit profile; (iii) acquiring strong land positions through disciplined acquisition strategies; (iv) maintaining a low cost structure; and (v) leveraging an experienced management with significant equity ownership.

The Company had total consolidated revenues from operations of $1.856 billion, $1.822 billion and $897.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. Homes closed by the Company, including its joint ventures, were 3,196, 3,471 and 2,804 for the years ended December 31, 2005, 2004 and 2003, respectively. Including its joint ventures, the Company's dollar amount of backlog of homes sold but not closed as of December 31, 2005, was $691.6 million, a 11% increase over the $623.6 million as of December 31, 2004. The cancellation rate of buyers who contracted to buy a home but did not close escrow was approximately 16% during 2005 and 17% during 2004.

The Company's operations are dependent to a significant extent on debt financing and on joint venture financing. The Company's principal credit sources are its 7⅝% Senior Notes, 10¾% Senior Notes, 7½% Senior Notes, secured revolving credit facilities, seller-provided financing, and land banking transactions. At December 31, 2005, the outstanding principal amount of the 7⅝% Senior Notes was $150.0 million, the outstanding principal amount of the 10¾% Senior Notes was $246.9 million and the outstanding principal amount of the 7½% Senior Notes was $150.0 million. The secured revolving credit facilities are revolving lines of credit with a maximum commitment of $410.0 million at December 31, 2005. However, the credit facilities have limitations on the amounts that can be borrowed at any time based on assets which are included in the credit facilities and the specified borrowings permitted under borrowing base calculations. The secured revolving credit facilities are secured by substantially all of the Company's assets. At December 31, 2005, the outstanding principal amount under the secured revolving credit facilities was $50.0 million. The Company's mortgage subsidiary has two revolving credit facilities to fund its mortgage operations, of which an aggregate $47.8 million was outstanding at December 31, 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition and Liquidity" and Note 6 of "Notes to Consolidated Financial Statements" for more information relating to the revolving credit facilities of the Company and its mortgage subsidiary.

The ability of the Company to meet its obligations on its indebtedness will depend to a large degree on its future performance which in turn will be subject, in part, to factors beyond its control, such as prevailing economic conditions, mortgage and other interest rates, weather, the occurrence of events such as landslides, soil subsidence and earthquakes that are uninsurable, not economically insurable or not subject to effective indemnification agreements, availability of labor and homebuilding materials, changes in governmental laws and regulations, and the availability and cost of land for future development.

The Company's principal executive offices are located at 4490 Von Karman Avenue, Newport Beach, California 92660 and its telephone number is (949) 833-3600. The Company was incorporated in the State of Delaware on July 15, 1999.

### The Company's Markets

The Company is currently operating through five geographic divisions: Southern California, Northern California, San Diego, Arizona, and Nevada. Each of the divisions has responsibility for the management of the Company's homebuilding and development operations within the geographic boundaries of the division.

The following table sets forth sales from real estate operations attributable to each of the Company's homebuilding divisions during the preceding three fiscal years:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | (in thousands) | | |
| **Consolidated** | | | |
| Southern California(1) | $ 574,330 | $ 485,654 | $304,190 |
| Northern California(2) | 531,390 | 669,529 | 181,062 |
| San Diego(3) | 276,714 | 292,927 | 170,264 |
| Arizona(4) | 267,949 | 132,823 | 67,402 |
| Nevada(5) | 206,000 | 240,914 | 165,395 |
| | $1,856,383 | $1,821,847 | $888,313 |
| **Unconsolidated joint ventures** | | | |
| Southern California(1) | $ — | $ — | $103,020 |
| Northern California(2) | — | — | 103,776 |
| San Diego(3) | — | — | 118,753 |
| Nevada(5) | 26,091 | — | — |
| | $ 26,091 | $ — | $325,549 |

(1) The Southern California Division consists of operations in the counties of Orange, Los Angeles and Ventura and portions of Riverside and San Bernardino Counties.

(2) The Northern California Division consists of operations in Contra Costa, El Dorado, Santa Clara, Sacramento, San Joaquin, Placer and Stanislaus Counties.

(3) The San Diego Division consists of operations in San Diego County and portions of Riverside and San Bernardino Counties.

(4) The Arizona Division consists of operations in the Phoenix area.

(5) The Nevada Division consists of operations in the Las Vegas area.

For financial information concerning segments, see the "Consolidated Financial Statements" and Note 1 of "Notes to Consolidated Financial Statements."

## LAND ACQUISITION AND DEVELOPMENT

As of December 31, 2005, the Company and its consolidated joint ventures owned approximately 11,518 lots and had options to purchase an additional 15,071, substantially all of which are entitled.

The Company estimates that its current inventory of lots owned and controlled is adequate to supply its homebuilding operations at current operating levels for approximately six years.

The Company uses a land acquisition team, which includes members of its senior management, to manage the risks associated with land ownership and development. It is the Company's policy that land can be purchased or sold only with the prior approval of senior management and the board of directors. The Company's land acquisition strategy has been to undertake projects with shorter life-cycles in order to reduce development and market risk while maintaining an inventory of owned lots sufficient for construction of homes over a two-year period. The Company's strategy consists of the following elements:

- Completing due diligence prior to committing to acquire land;
- Reviewing the status of entitlements and other governmental processing to mitigate zoning and other development risk;

- Focusing on land as a component of a home's cost structure, rather than on the land's speculative value;
- Limiting land acquisition size to reduce investment levels in any one project where possible;
- Utilizing option, joint venture and other non-capital intensive structures to control land where feasible;
- Funding land acquisitions whenever possible with non-recourse seller financing;
- Employing centralized control of approval over all land transactions;
- Expanding homebuilding operations in the Southwest, particularly in the Company's long established markets of California and Arizona and in Nevada, where it entered the market in 1995; and
- Diversifying with respect to geography, markets and product types.

Prior to committing to the acquisition of land, the Company conducts feasibility studies covering pertinent aspects of the proposed commitment. These studies may include a variety of elements from technical aspects such as title, zoning, soil and seismic characteristics, to marketing studies that review population and employment trends, schools, transportation access, buyer profiles, sales forecasts, projected profitability, cash requirements, and assessment of political risk and other factors. Prior to acquiring land, the Company considers assumptions concerning the needs of the targeted customer and determines whether the underlying land price enables the Company to meet those needs at an affordable price. Before purchasing land the Company attempts to project the commencement of construction and sales over a reasonable time period. The Company utilizes outside architects and consultants, under close supervision, to help review acquisitions and design products.

During the year ended December 31, 2003, the Company and two unaffiliated parties formed a series of limited liability companies for the purpose of acquiring three parcels of land totaling 236 acres in Irvine and Tustin, California (formerly part of the Tustin Marine Corps Air Station) and developing the land into 1,910 residential homesites. This unique acquisition is positioned to deliver homes in multiple product segments in what the Company believes is one of the highest demand and supply constrained markets in the country. As of December 31, 2005, the limited liability companies sold substantially all of the lots. The Company was required under certain specific conditions to purchase approximately one-half of the homesites and during the year ended December 31, 2005 the Company purchased 829 lots from the limited liability companies. Homebuilding activities began in 2005 and first deliveries will begin in 2006. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition and Liquidity" and Note 5 of "Notes to Consolidated Financial Statements" for more information relating to this transaction and related financing.

The Company and an unaffiliated party formed a limited liability company for the purpose of acquiring and developing 885 acres of land in Pahrump, Nevada into approximately 2,500 lots for residential homesites. The company has a 50% direct interest in the limited liability company and will purchase approximately one-half of the developed lots. The limited liability company began developing the lots in 2004 and sold approximately 678 lots during the year ended December 31, 2005, of which 488 lots were sold to the Company.

## HOMEBUILDING AND MARKET STRATEGY

The Company currently has a wide variety of product lines which enables it to meet the specific needs of each of its markets. Although the Company primarily emphasizes sales to the entry-level and move-up home markets, it believes that this diversified product strategy enables it to best serve a wide range of buyers and adapt quickly to a variety of market conditions. In order to reduce exposure to local market conditions, the Company's sales locations are geographically dispersed. At December 31, 2005, the Company and its joint ventures had 44 sales locations.

Because the decision as to which product to develop is based on the Company's assessment of market conditions and the restrictions imposed by government regulations, homestyles and sizes vary from project to project. The Company's attached housing ranges in size from 1,061 to 3,050 square feet, and the detached housing ranges from 1,123 to 5,859 square feet.

Due to the Company's product and geographic diversification strategy, the prices of the Company's homes also vary substantially. Base sales prices for the Company's attached housing range from approximately $230,000 to $995,000 and base sales prices for detached housing range from approximately $197,000 to $2,070,000. On a consolidated basis, the average sales price of homes closed for the year ended December 31, 2005 was $546,000.

The Company generally standardizes and limits the number of home designs within any given product line. This standardization permits on-site mass production techniques and bulk purchasing of materials and components, thus enabling the Company to better control and sometimes reduce construction costs.

The Company contracts with a number of architects and other consultants who are involved in the design process of the Company's homes. Designs are constrained by zoning requirements, building codes, energy efficiency laws and local architectural guidelines, among other factors. Engineering, landscaping, master-planning and environmental impact analysis work are subcontracted to independent firms which are familiar with local requirements.

Substantially all construction work is done by subcontractors with the Company acting as the general contractor. The Company manages subcontractor activities with on-site supervisory employees and management control systems. The Company does not have long-term contractual commitments with its subcontractors or suppliers. However, the Company generally has been able to obtain sufficient materials and subcontractors during times of material shortages. The Company believes its relationships with its suppliers and subcontractors are good.

## Description of Projects and Communities Under Development

The Company's homebuilding projects usually take two to five years to develop. The following table presents project information relating to each of the Company's homebuilding divisions as of December 31, 2005 and only includes projects with lots owned as of December 31, 2005, lots consolidated in accordance with Interpretation No. 46 as of December 31, 2005 or homes closed for the year ended December 31, 2005.

| Project (County) Product | Year of First Delivery | Estimated Number of Homes at Completion(1) | Units Closed as of December 31, 2005 | Backlog at December 31, 2005(2)(3) | Lots Owned as of December 31, 2005(4) | Homes Closed for the Year Ended December 31, 2005 | Sales Price Range(5) |
|---|---|---|---|---|---|---|---|
| | | | SOUTHERN CALIFORNIA | | | | |
| **Wholly-Owned:** | | | | | | | |
| Orange County | | | | | | | |
| Mirador at Talega, San Clemente | 2004 | 76 | 53 | 23 | 23 | 33 | $1,115,000 - 1,270,000 |
| Walden Park, Ladera Ranch | 2004 | 109 | 109 | 0 | 0 | 26 | $ 650,000 - 680,000 |
| Ambridge at Quail Hill, Irvine | 2004 | 128 | 120 | 8 | 8 | 59 | $ 500,000 - 570,000 |
| Lombard Court, Irvine | 2005 | 150 | 69 | 60 | 81 | 69 | $ 445,000 - 633,000 |
| Garland Park, Irvine | 2005 | 166 | 100 | 17 | 66 | 100 | $ 566,000 - 702,000 |
| Altamura at Nellie Gail Ranch, Laguna Hills | 2003 | 52 | 52 | 0 | 0 | 4 | $1,975,000 - 2,000,000 |
| Seacove at the Waterfront, Huntington Beach | 2004 | 106 | 98 | 8 | 8 | 73 | $ 802,000 - 995,000 |
| Floralisa, San Juan Capistrano | 2005 | 80 | 10 | 32 | 70 | 10 | $1,290,000 - 1,410,000 |
| Estrella Rosa, San Juan Capistrano | 2006 | 40 | 0 | 9 | 40 | 0 | $1,600,000 - 1,700,000 |
| Amarante II, Ladera Ranch | 2006 | 18 | 0 | 14 | 18 | 0 | $1,056,000 - 1,140,000 |
| Bellataire II, Ladera Ranch | 2006 | 23 | 0 | 22 | 23 | 0 | $1,195,000 - 1,230,000 |
| Tamarisk, Irvine | 2005 | 113 | 64 | 28 | 49 | 64 | $ 535,000 - 590,000 |
| Columbus Grove, Irvine: | | | | | | | |
| Lantana (6) | 2006 | 102 | 0 | 14 | 102 | 0 | $ 900,000 - 1,015,000 |
| Kensington | 2006 | 63 | 0 | 0 | 63 | 0 | $ 735,000 - 870,000 |
| Clarendon | 2007 | 102 | 0 | 0 | 102 | 0 | $ 289,000 - 714,000 |
| Astoria (6) | 2007 | 98 | 0 | 0 | 98 | 0 | $1,015,000 - 1,185,000 |
| Mirabella | 2007 | 60 | 0 | 0 | 60 | 0 | $ 723,000 - 858,000 |
| Cambridge Lane | 2007 | 156 | 0 | 0 | 156 | 0 | $ 396,000 - 457,000 |
| Ainsley Park | 2007 | 84 | 0 | 0 | 84 | 0 | $ 644,000 - 719,000 |
| Ciara (6) | 2007 | 67 | 0 | 0 | 67 | 0 | $1,210,000 - 1,560,000 |
| Verandas | 2007 | 97 | 0 | 0 | 97 | 0 | $ 729,000 - 847,000 |
| Los Angeles County | | | | | | | |
| Meridian Hills, Moorpark: | | | | | | | |
| Ashford | 2006 | 113 | 0 | 0 | 113 | 0 | $ 806,000 - 1,015,000 |
| Marquis | 2006 | 135 | 0 | 0 | 135 | 0 | $ 895,000 - 1,129,000 |
| Brighton (Affordable) | 2007 | 17 | 0 | 0 | 17 | 0 | $ 105,000 - 272,000 |
| Riverside County | | | | | | | |
| Heartland, North Corona | | | | | | | |
| Homestead | 2005 | 109 | 44 | 38 | 65 | 44 | $ 590,000 - 650,000 |
| Bounty II | 2005 | 39 | 39 | 0 | 0 | 39 | $ 457,000 - 505,000 |
| Almont | 2006 | 91 | 0 | 47 | 91 | 0 | $ 487,000 - 555,000 |
| Vander Stelt, Corona | 2007 | 309 | 0 | 0 | 122 | 0 | $ 575,000 - 675,000 |
| Kasbergen/Serafina, North Corona | 2007 | 314 | 0 | 0 | 314 | 0 | $ 306,000 - 406,000 |
| San Bernardino County | | | | | | | |
| The Peaks at Citrus Heights, Fontana | 2005 | 150 | 72 | 38 | 78 | 72 | $ 605,000 - 665,000 |
| Adelina, Fontana (6) | 2007 | 109 | 0 | 0 | 109 | 0 | $ 340,000 - 400,000 |
| Total Wholly-Owned | | 3,276 | 830 | 358 | 2,259 | 593 | |
| **Joint Ventures**: | | | | | | | |
| Orange County | | | | | | | |
| Amarante, Ladera Ranch | 2005 | 53 | 44 | 4 | 9 | 44 | $ 965,000 - 1,060,000 |
| Bellataire, Ladera Ranch | 2005 | 52 | 43 | 8 | 9 | 43 | $1,220,000 - 1,260,000 |
| Los Angeles County | | | | | | | |
| Oakmont at Westridge, Valencia | 2003 | 87 | 87 | 0 | 0 | 2 | $1,030,000 - 1,140,000 |
| Creekside, Valencia | 2004 | 141 | 141 | 0 | 0 | 28 | $ 385,000 - 478,000 |
| Riverside County | | | | | | | |
| Discovery, North Corona | 2004 | 172 | 172 | 0 | 0 | 53 | $ 417,000 - 464,000 |
| Bounty, North Corona | 2003 | 167 | 167 | 0 | 0 | 19 | $ 460,000 - 510,000 |
| Total Joint Ventures | | 672 | 654 | 12 | 18 | 189 | |
| **SOUTHERN CALIFORNIA REGION COMBINED TOTAL** | | 3,948 | 1,484 | 370 | 2,277 | 782 | |

| Project (County) Product | Year of First Delivery | Estimated Number of Homes at Completion(1) | Units Closed as of December 31, 2005 | Backlog at December 31, 2005(2)(3) | Lots Owned as of December 31, 2005(4) | Homes Closed for the Year Ended December 31, 2005 | Sales Price Range(5) |
|---|---|---|---|---|---|---|---|
| | | | **NORTHERN CALIFORNIA** | | | | |
| **Wholly-Owned:** | | | | | | | |
| San Joaquin County | | | | | | | |
| Ironwood II, Lathrop | 2003 | 88 | 85 | 0 | 3 | 0 | $ 276,000 - 317,000 |
| Ironwood III, Lathrop | 2005 | 109 | 71 | 4 | 38 | 71 | $ 487,000 - 544,000 |
| Seasons, Stockton | 2005 | 145 | 83 | 33 | 62 | 83 | $ 553,000 - 613,000 |
| Contra Costa County | | | | | | | |
| Seagate at Bayside, Hercules | 2005 | 96 | 28 | 23 | 68 | 28 | $ 594,000 - 727,000 |
| Wavecrest at Bayside, Hercules | 2005 | 76 | 38 | 27 | 38 | 38 | $ 724,000 - 776,000 |
| Rivergate Laurels, Antioch | 2005 | 72 | 69 | 17 | 3 | 69 | $ 548,000 - 658,000 |
| Rivergate II, Antioch | 2006 | 95 | 0 | 0 | 95 | 0 | $ 548,000 - 658,000 |
| Placer County | | | | | | | |
| Twin Oaks at Whitney Ranch Rocklin | 2006 | 92 | 0 | 0 | 92 | 0 | $ 584,000 - 616,000 |
| Sacramento County | | | | | | | |
| Verona at Anatolia, Rancho Cordova | 2005 | 79 | 9 | 13 | 70 | 9 | $ 460,000 - 505,000 |
| Fair Oaks (6) | 2007 | 189 | 0 | 0 | 189 | 0 | $ 399,000 - 417,000 |
| Santa Clara County | | | | | | | |
| Baton Rouge, San Jose | 2005 | 91 | 45 | 13 | 46 | 45 | $ 589,000 - 654,000 |
| The Ranch at Silver Creek, San Jose: | | | | | | | |
| Provance | 2003 | 95 | 95 | 0 | 0 | 28 | $1,400,000 - 1,560,000 |
| Portofino | 2003 | 42 | 42 | 0 | 0 | 2 | $1,245,000 - 1,395,000 |
| Esperanza | 2004 | 74 | 74 | 0 | 0 | 50 | $ 890,000 - 1,100,000 |
| Montesa | 2004 | 54 | 54 | 0 | 0 | 29 | $ 955,000 - 1,090,000 |
| Hacienda | 2004 | 34 | 34 | 0 | 0 | 25 | $1,785,000 - 2,070,000 |
| Tesoro | 2004 | 44 | 44 | 0 | 0 | 22 | $ 805,000 - 865,000 |
| Stanislaus County | | | | | | | |
| Sonterra at Walker Ranch, Patterson | 2003 | 119 | 119 | 0 | 0 | 44 | $ 405,000 - 458,000 |
| Falling Leaf, Modesto | 2006 | 314 | 0 | 0 | 314 | 0 | $ 390,000 - 520,000 |
| Total Wholly-Owned | | 1,908 | 890 | 130 | 1,018 | 543 | |
| ***Joint Ventures:*** | | | | | | | |
| Contra Costa County | | | | | | | |
| Heartland, Brentwood | 2003 | 76 | 76 | 0 | 0 | 3 | $ 444,000 - 471,000 |
| Gables, Brentwood | 2003 | 99 | 99 | 0 | 0 | 19 | $ 440,000 - 499,000 |
| Overlook, Hercules | 2003 | 133 | 133 | 0 | 0 | 27 | $ 664,000 - 706,000 |
| Alves Ranch, Pittsburgh | 2006 | 533 | 0 | 0 | 533 | 0 | $ 326,000 - 691,000 |
| El Dorado County | | | | | | | |
| Lyon Prima, El Dorado Hills | 2001 | 137 | 137 | 0 | 0 | 2 | $ 445,000 - 511,000 |
| Placer County | | | | | | | |
| Pinehurst at Morgan Creek | 2003 | 117 | 117 | 0 | 0 | 57 | $ 619,000 - 711,000 |
| Cypress at Morgan Creek | 2003 | 73 | 73 | 0 | 0 | 17 | $ 521,000 - 581,000 |
| Shady Lane at Whitney Ranch Rocklin | 2006 | 96 | 0 | 3 | 96 | 0 | $ 438,000 - 448,000 |
| Sacramento County | | | | | | | |
| Big Horn, Elk Grove | | | | | | | |
| Plaza Walk | 2005 | 106 | 21 | 7 | 85 | 21 | $ 353,000 - 413,000 |
| Gallery Walk | 2005 | 149 | 28 | 20 | 121 | 28 | $ 230,000 - 355,000 |
| Total Joint Ventures | | 1,519 | 684 | 30 | 835 | 174 | |
| **NORTHERN CALIFORNIA REGION COMBINED TOTAL** | | 3,427 | 1,574 | 160 | 1,853 | 717 | |

| Project (County) Product | Year of First Delivery | Estimated Number of Homes at Completion(1) | Units Closed as of December 31, 2005 | Backlog at December 31, 2005(2)(3) | Lots Owned as of December 31, 2005(4) | Homes Closed for the Year Ended December 31, 2005 | Sales Price Range(5) |
|---|---|---|---|---|---|---|---|
| | | **SAN DIEGO** | | | | | |
| **Wholly-Owned:** | | | | | | | |
| Riverside County | | | | | | | |
| Bridle Creek, Corona | 2003 | 274 | 172 | 2 | 102 | 88 | $648,000 - 740,000 |
| Sedona, Murietta | 2003 | 144 | 144 | 0 | 0 | 8 | $472,000 - 559,000 |
| Sequoia at Wolf Creek, Temecula | 2005 | 125 | 14 | 17 | 111 | 14 | $389,000 - 438,000 |
| Savannah at Harveston Ranch, Temecula | 2005 | 162 | 0 | 38 | 162 | 0 | $326,000 - 378,000 |
| San Bernardino County | | | | | | | |
| Chapman Heights, Yucaipa: | | | | | | | |
| Braeburn | 2005 | 113 | 19 | 17 | 39 | 19 | $559,000 - 599,000 |
| Crofton | 2005 | 140 | 20 | 35 | 90 | 20 | $427,000 - 461,000 |
| Westland | 2005 | 79 | 29 | 11 | 50 | 29 | $489,000 - 518,000 |
| Vista Bella | 2006 | 108 | 0 | 0 | 108 | 0 | $232,000 - 259,000 |
| Redcort | 2006 | 90 | 0 | 0 | 90 | 0 | $270,000 - 295,000 |
| San Diego County | | | | | | | |
| Promenade North, San Diego | 2006 | 137 | 0 | 0 | 137 | 0 | $421,000 - 494,000 |
| Sonora Ridge, Chula Vista | 2003 | 172 | 172 | 0 | 0 | 1 | $453,000 - 493,000 |
| Alcala at Del Sur, San Diego | 2005 | 83 | 0 | 0 | 34 | 0 | $767,000 - 788,000 |
| Maybeck, San Diego | 2006 | 120 | 0 | 0 | 19 | 0 | $800,000 - 845,000 |
| Sunset Cove, San Diego | 2006 | 77 | 0 | 0 | 77 | 0 | $528,000 - 558,000 |
| Total Wholly-Owned | | 1,824 | 570 | 120 | 1,019 | 179 | |
| **Joint Ventures:** | | | | | | | |
| Riverside County | | | | | | | |
| Cabrillo at Montecito Ranch, Corona | 2004 | 83 | 83 | 0 | 0 | 1 | $597,000 - 629,000 |
| San Diego County | | | | | | | |
| Ravenna, San Diego | 2005 | 199 | 48 | 57 | 151 | 48 | $480,000 - 524,000 |
| Amante, San Diego | 2005 | 127 | 65 | 7 | 62 | 65 | $568,000 - 644,000 |
| Boardwalk, San Diego | 2004 | 90 | 90 | 0 | 0 | 54 | $522,000 - 605,000 |
| Treviso, San Diego | 2005 | 186 | 35 | 13 | 151 | 35 | $391,000 - 526,000 |
| Belleza at San Miguel Village, Chula Vista | 2005 | 195 | 122 | 4 | 73 | 122 | $366,000 - 445,000 |
| Total Joint Ventures | | 880 | 443 | 81 | 437 | 325 | |
| **SAN DIEGO REGION COMBINED TOTAL** | | 2,704 | 1,013 | 201 | 1,456 | 504 | |
| | | **ARIZONA** | | | | | |
| **Wholly-Owned:** | | | | | | | |
| Maricopa County | | | | | | | |
| Mesquite Grove — Estates, Chandler | 2001 | 93 | 93 | 0 | 0 | 2 | $301,000 - 338,000 |
| Gateway Crossing, Gilbert | | | | | | | |
| Oakcrest | 2003 | 236 | 235 | 0 | 1 | 61 | $252,000 - 320,000 |
| Woodridge | 2003 | 165 | 164 | 0 | 1 | 72 | $292,000 - 355,000 |
| Sonoran Foothills, Phoenix | | | | | | | |
| Desert Crown | 2004 | 124 | 85 | 30 | 39 | 83 | $441,000 - 544,000 |
| Desert Sierra | 2004 | 212 | 121 | 82 | 91 | 112 | $249,000 - 307,000 |
| Copper Canyon Ranch, Surprise | | | | | | | |
| Rancho Vistas | 2004 | 212 | 193 | 14 | 19 | 81 | $490,000 - 600,000 |
| Sunset Point | 2004 | 282 | 131 | 113 | 151 | 122 | $282,000 - 379,000 |
| El Sendero Hills | 2004 | 188 | 102 | 74 | 86 | 95 | $377,000 - 470,000 |
| Talavera, Phoenix | 2006 | 134 | 0 | 0 | 134 | 0 | $254,000 - 318,000 |
| Coldwater Ranch, Maricopa County | 2007 | 368 | 0 | 0 | 368 | 0 | $209,000 - 277,000 |
| Collin's Creek, Phoenix | 2007 | 126 | 0 | 0 | 126 | 0 | $237,000 - 245,000 |
| Rancho Mercado — Inn Suites, Phoenix | 2009 | 1,906 | 0 | 0 | 233 | 0 | $231,000 - 300,000 |
| Lyon's Gate, Gilbert: | | | | | | | |
| Pride | 2006 | 548 | 0 | 27 | 548 | 0 | $231,000 - 255,000 |
| Savanna | 2006 | 174 | 0 | 22 | 174 | 0 | $248,000 - 374,000 |
| Sahara | 2006 | 169 | 0 | 34 | 169 | 0 | $318,000 - 443,000 |
| Triplex | 2007 | 315 | 0 | 0 | 315 | 0 | $205,000 - 214,000 |
| Acacia | 2007 | 365 | 0 | 0 | 365 | 0 | $250,000 - 360,000 |
| Hanger 190 (6) | 2008 | 807 | 0 | 0 | 807 | 0 | $170,000 - 305,000 |
| Total Wholly-Owned | | 6,424 | 1,124 | 396 | 3,627 | 628 | |
| **Joint Ventures:** | | | | | | | |
| Maricopa County | | | | | | | |
| Hastings Property, Queen Creek (6) | 2007 | 822 | 0 | 0 | 822 | 0 | $250,000 - 300,000 |
| Total Joint Ventures | | 822 | 0 | 0 | 822 | 0 | |
| **ARIZONA REGION TOTAL** | | 7,246 | 1,124 | 396 | 4,449 | 628 | |

| Project (County) Product | Year of First Delivery | Estimated Number of Homes at Completion(1) | Units Closed as of December 31, 2005 | Backlog at December 31, 2005(2)(3) | Lots Owned as of December 31, 2005(4) | Homes Closed for the Year Ended December 31, 2005 | Sales Price Range(5) |
|---|---|---|---|---|---|---|---|
| | | | **NEVADA** | | | | |
| **Wholly-Owned:** | | | | | | | |
| Clark County | | | | | | | |
| Summerlin, Las Vegas | | | | | | | |
| Vista Verde | 2003 | 122 | 122 | 0 | 0 | 23 | $410,000 - 473,000 |
| Miraleste | 2003 | 122 | 122 | 0 | 0 | 18 | $551,000 - 594,000 |
| Granada | 2004 | 144 | 105 | 10 | 39 | 55 | $444,000 - 509,000 |
| The Lyon Collection | 2005 | 60 | 33 | 18 | 27 | 33 | $610,000 - 645,000 |
| Kingwood | 2006 | 100 | 0 | 0 | 43 | 0 | $415,000 - 495,000 |
| North Las Vegas | | | | | | | |
| The Classics | 2003 | 227 | 220 | 1 | 7 | 42 | $290,000 - 315,000 |
| The Springs | 2003 | 209 | 209 | 0 | 0 | 62 | $262,000 - 311,000 |
| The Estates | 2003 | 176 | 176 | 0 | 0 | 53 | $318,000 - 352,000 |
| The Cottages | 2004 | 360 | 209 | 22 | 151 | 88 | $229,000 - 259,000 |
| La Tierra | 2006 | 67 | 0 | 3 | 67 | 0 | $305,000 - 335,000 |
| Goldfield | 2006 | 134 | 0 | 0 | 125 | 0 | $301,000 - 326,000 |
| Carson Ranch, Las Vegas | | | | | | | |
| West Series I | 2005 | 71 | 42 | 20 | 29 | 42 | $395,000 - 430,000 |
| West Series II | 2005 | 59 | 1 | 3 | 58 | 1 | $449,000 - 504,000 |
| East Series I | 2007 | 57 | 0 | 1 | 57 | 0 | $395,000 - 430,000 |
| East Series II | 2006 | 104 | 0 | 0 | 104 | 0 | $395,000 - 430,000 |
| West Park, Las Vegas | | | | | | | |
| Villas | 2006 | 191 | 0 | 0 | 191 | 0 | $363,000 - 405,000 |
| Courtyards | 2006 | 113 | 0 | 0 | 113 | 0 | $395,000 - 445,000 |
| Tropical & Jones, Las Vegas | 2006 | 49 | 0 | 0 | 49 | 0 | $395,000 - 430,000 |
| 1/2 Acre Assemblage, Las Vegas | 2007 | 140 | 0 | 0 | 83 | 0 | $593,000 - 661,000 |
| Mountain Falls, Pahrump: | | | | | | | |
| Cascata | 2005 | 147 | 54 | 35 | 93 | 54 | $197,000 - 219,000 |
| Tramonto | 2005 | 212 | 66 | 34 | 146 | 66 | $248,000 - 283,000 |
| Bella Sera | 2005 | 129 | 28 | 17 | 101 | 28 | $307,000 - 346,000 |
| **NEVADA REGION TOTAL** | | 2,993 | 1,387 | 164 | 1,483 | 565 | |
| **GRAND TOTALS:** | | | | | | | |
| Wholly-Owned | | 16,425 | 4,801 | 1,168 | 9,406 | 2,508 | |
| Joint Ventures | | 3,893 | 1,781 | 123 | 2,112 | 688 | |
| | | 20,318 | 6,582 | 1,291 | 11,518 | 3,196 | |

(1) The estimated number of homes to be built at completion is subject to change, and there can be no assurance that the Company will build these homes.

(2) Backlog consists of homes sold under sales contracts that have not yet closed, and there can be no assurance that closings of sold homes will occur.

(3) Of the total homes subject to pending sales contracts as of December 31, 2005, 1,195 represent homes completed or under construction and 96 represent homes not yet under construction.

(4) Lots owned as of December 31, 2005 include lots in backlog at December 31, 2005.

(5) Sales price range reflects base price only and excludes any lot premium, buyer incentive and buyer selected options, which vary from project to project.

(6) All or a portion of the lots in this project are not owned as of December 31, 2005. The Company consolidated the purchase price of the lots in accordance with Interpretation No. 46, and considers the lots owned at December 31, 2005.

## Sales and Marketing

The management team responsible for a specific project develops marketing objectives, formulates pricing and sales strategies and develops advertising and public relations programs for approval of senior management. The Company makes extensive use of advertising and other promotional activities, including newspaper advertisements, brochures, television and radio commercials, direct mail and the placement of strategically located sign boards in the immediate areas of its developments. In addition, the Company markets all of its products through its website at www.lyonhomes.com. In general, the Company's advertising emphasizes the Company's strengths with respect to the quality and value of its products.

The Company normally builds, decorates, furnishes and landscapes three to five model homes for each product line and maintains on-site sales offices, which typically are open seven days a week. Management believes that model homes play a particularly important role in the Company's marketing efforts. Consequently, the Company expends a significant amount of effort in creating an attractive atmosphere at its model homes. Interior decorations vary among the Company's models and are carefully selected based upon the lifestyles of targeted buyers. Structural changes in design from the model homes are not generally permitted, but home buyers may select various other optional construction and design amenities.

The Company employs in-house commissioned sales personnel or contracts with a third-party firm to sell its homes. In some cases, outside brokers are also involved in the selling of the Company's homes. The Company typically engages its sales personnel on a long-term, rather than a project-by-project basis, which it believes results in a more motivated sales force with an extensive knowledge of the Company's operating policies and products. Sales personnel are trained by the Company and attend weekly meetings to be updated on the availability of financing, construction schedules and marketing and advertising plans.

The Company strives to provide a high level of customer service during the sales process and after a home is sold. The participation of the sales representatives, on-site construction supervisors and the post-closing customer service personnel, working in a team effort, is intended to foster the Company's reputation for quality and service, and ultimately lead to enhanced customer retention and referrals.

The Company's homes are typically sold before or during construction through sales contracts which are usually accompanied by a small cash deposit. Such sales contracts are usually subject to certain contingencies such as the buyer's ability to qualify for financing. The cancellation rate of buyers who contracted to buy a home but did not close escrow at the Company and its joint ventures' projects was approximately 16% during 2005. Cancellation rates are subject to a variety of factors beyond the Company's control such as adverse economic conditions and increases in mortgage interest rates. The Company's and its joint ventures' inventory of completed and unsold homes was 58 homes as of December 31, 2005.

## Warranty

The Company provides its homebuyers with a one-year limited warranty covering workmanship and materials. The Company also provides its homebuyers with a limited warranty that covers "construction defects," as defined in the limited warranty agreement provided to each home buyer, for the length of its legal liability for such defects (which may be up to ten years in some circumstances), as determined by the law of the state in which the Company builds. The limited warranty covering construction defects is transferable to subsequent buyers not under direct contract with the Company and requires that homebuyers agree to the definitions and procedures set forth in the warranty, including the submission of unresolved construction-related disputes to binding arbitration. The Company began providing this limited warranty at the end of 2001.

In connection with the limited warranty covering construction defects, the Company obtained an insurance policy which expires on December 31, 2006, unless renewed. The Company has been informed by the insurance carrier that this insurance policy will respond to construction defect claims on homes that close during each policy period for the duration of the Company's legal liability and that the policy will respond to potential losses relating to construction, including soil subsidence. The insurance policy provides a single policy of insurance to the Company and the subcontractors enrolled in its insurance program. As a result, the Company is no longer required to obtain proof of insurance from these subcontractors nor be named as an additional insured under their individual insurance policies. The Company still requires that subcontractors not enrolled in the insurance program provide proof of insurance and name the Company as an additional insured under their insurance policy. Furthermore, the Company generally requires that its subcontractors provide the Company with an indemnity prior to receiving payment for their work.

There can be no assurance, however, that the terms and limitations of the limited warranty will be enforceable against the homebuyers, that the Company will be able to renew its insurance coverage or renew it at reasonable rates, that the Company will not be liable for damages, the cost of repairs, and/or the expense of litigation surrounding possible construction defects, soil subsidence or building-related claims or that claims will not arise out of uninsurable events not covered by insurance and not subject to effective indemnification agreements with the Company's subcontractors.

### Sale of Lots and Land

In the ordinary course of business, the Company continually evaluates land sales and has sold, and expects that it will continue to sell, land as market and business conditions warrant. The Company may also sell both multiple lots to other builders (bulk sales) and improved individual lots for the construction of custom homes where the presence of such homes adds to the quality of the community. In addition, the Company may acquire sites with commercial, industrial and multi-family parcels which will generally be sold to third-party developers.

### Customer Financing — William Lyon Financial Services

The Company seeks to assist its home buyers in obtaining financing by arranging with mortgage lenders to offer qualified buyers a variety of financing options. Substantially all home buyers utilize long-term mortgage financing to purchase a home and mortgage lenders will usually make loans only to qualified borrowers.

William Lyon Financial Services (formerly Duxford Financial, Inc.), a wholly owned subsidiary, began operations effective December 1, 1994 and is in operation to service the Company's operating regions. The mortgage company operates as a mortgage broker/loan correspondent and originates conventional, FHA and VA loans.

### Information Systems and Controls

The Company assigns a high priority to the development and maintenance of its budget and cost control systems and procedures. The Company's divisional offices are connected to corporate headquarters through a fully integrated accounting, financial and operational management information system. Through this system, management regularly evaluates the status of its projects in relation to budgets to determine the cause of any variances and, where appropriate, adjusts the Company's operations to capitalize on favorable variances or to limit adverse financial impacts.

### Regulation

The Company and its competitors are subject to various local, state and Federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulation which imposes restrictive zoning and density requirements in order to limit the number of homes that can ultimately be built within the boundaries of a particular project. The Company and its competitors may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or "slow-growth" or "no-growth" initiatives that could be implemented in the future in the states in which it operates. Because the Company usually purchases land with entitlements, the Company believes that the moratoriums would adversely affect the Company only if they arose from unforeseen health, safety and welfare issues such as insufficient water or sewage facilities. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. However, these are normally locked-in when the Company receives entitlements.

The Company and its competitors are also subject to a variety of local, state and Federal statutes, ordinances, rules and regulations concerning protection of health and the environment. The particular environmental laws which apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former uses of the site. These environmental laws may result in delays, may cause the Company and its competitors to incur substantial compliance and other costs, and may prohibit or severely restrict development in certain environmentally sensitive regions or areas. The Company's projects in California are especially susceptible to restrictive government regulations and environmental laws. However, environmental laws have not, to date, had a material adverse impact on the Company's operations.

William Lyon Financial Services is subject to state licensing laws as a mortgage broker as well as Federal and state laws concerning real estate loans. Duxford Escrow, Inc. is licensed and subject to regulation under the California Escrow Law. The Company's wholly-owned subsidiary, William Lyon Homes, Inc., is licensed as a general building contractor in California, Arizona and Nevada. In addition, William Lyon Homes, Inc. holds a corporate real estate license under the California Real Estate Law.

Duxford Title Reinsurance Company, a wholly-owned subsidiary of the Company, provides title reinsurance to unrelated title insurers directly issuing title policies on homes sold by the Company in California, Nevada and Arizona. In February 2005, Duxford Title Reinsurance Company was notified by its title insurers that as a result of current investigations by several state insurance regulators into the large number of captive reinsurance arrangements existing in the title insurance industry, the title insurers were suspending and/or terminating their current captive reinsurance agreements with Duxford Title Reinsurance company pending final determination from the appropriate regulatory bodies as to their permissibility or necessary modification to assure compliance with applicable law. In April 2005, in response to a subpoena issued by the California Insurance Commissioner, the Company testified in connection with the Commissioner's investigation of captive reinsurance arrangements, including testimony that in many instances, the Company pays for the title insurance being issued. The Company has not had any further communication to date from the California Insurance Commissioner and does not believe that the resolution of this matter will have a material effect on the Company's financial position, results of operations or cash flows. In November 2005, the Company was notified that the United States Department of Housing and Urban Development had instituted a formal Federal investigation of the Company in connection with its participation in captive title reinsurance arrangements. The Company intends to fully cooperate with the Department in its investigation and does not believe that the resolution of this matter will have a material effect on the Company's financial position, results of operations or cash flows.

## Competition

The homebuilding industry is highly competitive, particularly in the low and medium-price range where the Company currently concentrates its activities. Although the Company is one of California's largest homebuilders, the Company does not believe it has a significant market position in any geographic area which it serves due to the fragmented nature of the market. A number of the Company's competitors have larger staffs, larger marketing organizations, and substantially greater financial resources than those of the Company. However, the Company believes that it competes effectively in its existing markets as a result of its product and geographic diversity, substantial development expertise, and its reputation as a low-cost producer of quality homes. Further, the Company sometimes gains a competitive advantage in locations where changing regulations make it difficult for competitors to obtain entitlements and/or government approvals which the Company has already obtained.

### Corporate Organization and Personnel

Each of the Company's operating divisions has responsibility for the Company's homebuilding and development operations within the geographical boundaries of that division.

The Company's executive officers and division presidents average more than 25 years of experience in the homebuilding and development industries within California and the Southwest. The Company combines decentralized management in those aspects of its business where detailed knowledge of local market conditions is important (such as governmental processing, construction, land development and sales and marketing), with centralized management in those functions where the Company believes central control is required (such as approval of land acquisitions, financial, treasury, human resources and legal matters).

As of December 31, 2005, the Company employed 874 full-time and 103 part-time employees, including corporate staff, supervisory personnel of construction projects, maintenance crews to service completed projects, as well as persons engaged in administrative, finance and accounting, mortgage, engineering, land acquisition, golf course operations, sales and marketing activities.

The Company believes that its relations with its employees have been good. Some employees of the subcontractors which the Company utilizes are unionized, but none of the Company's employees are union members. Although there have been temporary work stoppages in the building trades in the Company's areas of operation, to date none has had any material impact upon the Company's overall operations.

### Available Information

The Company's Internet address is http://www.lyonhomes.com. The Company makes available free of charge on or through its Internet website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such material was electronically filed with, or furnished to, the Securities and Exchange Commission.

### Item 1A. *Risk Factors*

An investment in the Company entails the following risks and uncertainties. These risk factors should be carefully considered when evaluating any investment in the Company. Any of these risks and uncertainties could cause the actual results to differ materially from the results contemplated by the forward-looking statements set forth herein, and could otherwise have a significant adverse impact on the Company's business, prospects, financial condition or results of operations or on the price of the Company's common stock.

**Revenues may decrease and results of operations may be adversely affected as a result of declines in demand for housing and other changes in economic and business conditions.**

The residential homebuilding industry is cyclical and is highly sensitive to changes in general economic conditions such as levels of employment, consumer confidence and income, availability of financing for acquisitions, construction and permanent mortgages, interest rate levels, inflation, in-migration trends and demand for housing. For example, California, where many of the Company's projects are located, underwent a significant recession in the early 1990s that affected demand for housing. Should current economic and business conditions decline, demand for housing could be further affected. An important segment of the Company's customer base consists of move-up buyers, who often purchase homes subject to contingencies related to the sale of their existing homes. The difficulties facing these buyers in selling their homes during recessionary periods may adversely affect home sales. Moreover, during such periods, the Company may need to reduce sales prices and offer greater incentives to buyers to compete for sales that may result in reduced margins. Increases in the rate of inflation could adversely affect gross margins by increasing costs and expenses. In times of high inflation, demand for housing may decline and the Company may be unable to recover increased costs through higher sales.

**Interest rates and the unavailability of mortgage financing can adversely affect demand for housing.**

In general, housing demand is negatively impacted by increases in interest rates and housing costs and the unavailability of mortgage financing. Most buyers finance their home purchases through third-party lenders providing mortgage financing. If mortgage interest rates increase and, consequently, the ability of prospective buyers to finance home purchases is reduced, home sales, gross margins and cash flow may also be adversely affected and the impact may be material. The Federal Reserve Board has recently announced several interest rate increases, which may result in increases in mortgage interest rates. The Company's homebuilding activities also depend upon the availability and costs of mortgage financing for buyers of homes owned by potential customers, as those customers (move-up buyers) often need to sell their existing residences before they purchase the Company's homes. Any reduction of financing availability could adversely affect home sales.

Changes in federal income tax laws may also affect demand for new homes. Various proposals have been publicly discussed to limit mortgage interest deductions and to limit the exclusion of gain from the sale of a principal residence. Enactment of such proposals may have an adverse effect on the homebuilding industry in general. No meaningful prediction can be made as to whether any such proposals will be enacted and, if enacted, the particular form such laws would take.

**Financial condition and results of operations may be adversely affected by any decrease in the value of land inventory, as well as by the associated carrying costs.**

The Company continuously acquires land for replacement and expansion of land inventory within the markets in which it builds. The risks inherent in purchasing and developing land increase as consumer demand for housing decreases. Thus, the Company may have bought and developed land on which homes cannot be profitably built and sold. The market value of land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions. The Company employs measures to manage inventory risks which may not be successful. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions, the Company may have to sell homes at significantly lower margins or at a loss. Further, the Company may be required to write-down the book value of certain real estate assets in accordance with generally accepted accounting principles, and some of those write-downs could be material. Any material write-downs of assets could have a material adverse effect on the Company's financial condition and earnings.

**Adverse weather and geological conditions may increase costs, cause project delays and reduce consumer demand for housing, all of which would adversely affect the Company's results of operations and prospects.**

As a homebuilder, the Company is subject to numerous risks, many of which are beyond management's control, including: adverse weather conditions such as droughts, floods, or wildfires, which could damage projects, cause delays in completion of projects, or reduce consumer demand for housing; shortages in labor or materials, which could delay project completion and cause increases in the prices for labor or materials, thereby affecting the Company's sales and profitability; and landslides, soil subsidence, earthquakes and other geologic events, which could damage projects, cause delays in the completion of projects or reduce consumer demand for the Company's projects. Many of the Company's projects are located in California, which has experienced significant earthquake activity. In addition to directly damaging the Company's projects, earthquakes or other geologic events could damage roads and highways providing access to those projects, thereby adversely affecting the Company's ability to market homes in those areas and possibly increasing the costs of completion.

There are some risks of loss for which the Company may be unable to purchase insurance coverage. For example, losses associated with landslides, earthquakes and other geologic events may not be insurable and other losses, such as those arising from terrorism, may not be economically insurable. A sizeable uninsured loss could adversely affect the Company's business, results of operations and financial condition.

**The Company's business is geographically concentrated, and sales, results of operations, financial condition and business would be negatively impacted by a decline in regional economies.**

The Company presently conducts all of its business in five geographical areas: Southern California, Northern California, San Diego, California, Arizona and Nevada. Because the Company's operations are concentrated in these geographic areas, a prolonged economic downturn in these markets could cause housing prices and sales to decline, which could have a material adverse effect on the Company's business, results of operations, and financial condition.

**The Company may not be able to compete effectively against competitors in the homebuilding industry.**

The homebuilding industry is highly competitive. Homebuilders compete for, among other things, desirable properties, financing, raw materials and skilled labor. The Company competes both with large homebuilding companies, some of which have greater financial, marketing and sales resources than the Company, and with smaller local builders. The consolidation of some homebuilding companies may create competitors that have greater financial, marketing and sales resources than the Company and thus are able to compete more effectively against the Company. In addition, there may be new entrants in the markets in which the Company currently conducts business. The Company also competes for sales with individual resales of existing homes and with available rental housing.

**The Company's operating results are variable.**

The Company has historically experienced, and in the future expects to continue to experience, variability in operating results on a quarterly and an annual basis. Factors expected to contribute to this variability include, among other things:

- the timing of land acquisitions and zoning and other regulatory approvals;
- the timing of home closings, land sales and level of sales;
- product mix;
- the ability to continue to acquire additional land or options thereon at acceptable terms;
- the condition of the real estate market and the general economy;
- delays in construction due to acts of God, adverse weather, reduced subcontractor availability, and strikes;
- changes in prevailing interests rates and the availability of mortgage financing; and
- costs of material and labor.

Many of the factors affecting the Company's results are beyond the Company's control and may be difficult to predict.

**Difficulty in obtaining sufficient capital could result in increased costs and delays in completion of projects.**

The homebuilding industry is capital intensive and requires significant up-front expenditures to acquire land and begin development. Land acquisition, development and construction activities may be adversely affected by any shortage or increased cost of financing or the unwillingness of third parties to engage in joint ventures. Any difficulty in obtaining sufficient capital for planned development expenditures could cause project delays and any such delay could result in cost increases and may adversely affect the Company's sales and future results of operations and cash flows.

**The Company's success depends on key executive officers and personnel.**

The Company's success is dependent upon the efforts and abilities of its executive officers and other key employees, many of whom have significant experience in the homebuilding industry and in the Company's regional markets. In particular, the Company is dependent upon the services of General William Lyon and Wade H. Cable, the Chairman of the Board and Chief Executive Officer and President and Chief Operating Officer, respectively, as well as the services of the division presidents. The loss of the services of any of these executives or key personnel, for any reason, could have a material adverse effect upon the Company's business, operating results and financial condition.

**Construction defect, soil subsidence and other building-related claims may be asserted against the Company, and the Company may be subject to liability for such claims.**

California law provides that consumers can seek redress for patent (*i.e.*, observable) defects in new homes within three or four years (depending on the type of claim asserted) from when the defect is discovered or should have been discovered. If the defect is latent (*i.e.*, non-observable), consumers must still seek redress within three or four years from the date when the defect is discovered or should have been discovered, but in no event later than ten years after the date of substantial completion of the work on the construction. Consumers purchasing homes in Arizona and Nevada may also be able to obtain redress under state laws for either patent or latent defects in their new homes. Although the Company has obtained insurance for construction defect and subsidence claims, the Company may still be liable for damages, the cost of repairs, and/or the expense of litigation surrounding possible claims, including claims that arise out of uninsurable events, such as landslides or earthquakes, or other circumstances not covered by insurance and not subject to effective indemnification agreements with subcontractors.

**Governmental laws and regulations may increase the Company's expenses, limit the number of homes that the Company can build or delay completion of projects.**

The Company is subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. The Company may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or "slow-growth" or "no-growth" initiatives that could be implemented in the future in the states in which the Company operates. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. Projects for which the Company has received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety, and welfare issues, which can further delay these projects or prevent their development. As a result, home sales could decline and costs increase, which could negatively affect the Company's results of operations.

**The Company is subject to environmental laws and regulations, which may increase costs, limit the areas in which the Company can build homes and delay completion of projects.**

The Company is also subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the environment. The particular environmental laws which apply to any given homebuilding site vary according to the site's location, its environmental conditions and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause the Company to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas, which could negatively affect the

Company's results of operations. Under various environmental laws, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs incurred by such parties in connection with the contamination. In addition, in those cases where an endangered species is involved, environmental rules and regulations can result in the elimination of development in identified environmentally sensitive areas.

**The Company's results of operations and prospects may be adversely affected if it is not able to acquire desirable lots for residential buildout.**

The Company's future growth depends upon the Company's ability to acquire attractive properties for development. There is increasing competition for desirable lots in all of the Company's markets, particularly in California, as the number of properties available for residential development decreases. Shortages in available properties could cause the Company to incur additional costs to acquire such properties or could limit the number of future projects and the Company's growth. The Company's financial position, future results and prospects may be adversely affected if properties at desirable prices and locations are not continually available.

**Utility shortages or price increases could have an adverse impact on operations.**

In prior years, certain areas in northern and southern California have experienced power shortages, including mandatory periods without electrical power, as well as significant increases in utility costs. The Company may incur additional costs and may not be able to complete construction on a timely basis if such power shortages and utility rate increases continue. Furthermore, power shortages and rate increases may adversely affect the regional economies in which the Company operates, which may reduce demand for housing. The Company's operations may be adversely impacted if further rate increases and/or power shortages occur.

**The Company's business and results of operations are dependent on the availability and skill of subcontractors.**

Substantially all construction work is done by subcontractors with the Company acting as the general contractor. Accordingly, the timing and quality of construction depends on the availability and skill of the Company's subcontractors. While the Company has been able to obtain sufficient materials and subcontractors during times of material shortages and believes that its relationships with suppliers and subcontractors are good, the Company does not have long-term contractual commitments with any subcontractors or suppliers. The inability to contract with skilled subcontractors at reasonable costs on a timely basis could have a material adverse effect on the Company's business and results of operations.

**An ownership change may have occurred with the result that the Company's ability to use tax net operating loss carryforwards may have been severely limited and thus the Company may have liability for additional taxes.**

On November 11, 1999, the Company implemented transfer restrictions with respect to shares of stock. In general, these transfer restrictions prohibited, without the prior approval of the Company's board of directors, the direct or indirect sale, transfer, disposition, purchase or acquisition of any of the Company's stock by or to any holder who beneficially owned directly or through attribution 5% or more of the Company's stock; or who, upon the direct or indirect sale, transfer, disposition, purchase or acquisition of any of the Company's stock, would beneficially own directly or through attribution 5% or more of the Company's stock. These transfer restrictions were intended to help reduce, but not eliminate, the risk of unfavorable ownership changes which could have severely limited the Company's use of tax benefits from tax net operating loss carryforwards for use in offsetting taxable income. (See Note 8 of "Notes to Consolidated Financial Statements" for more information on the Company's income taxes). It is possible that the tax authorities could take the position that the transfer restrictions did not provide the intended effect or adequate remedies for tax purposes. Thus, transactions could have occurred that would severely limit the Company's ability to have used the tax benefits associated with the net operating loss carryforwards. In that case, the Internal Revenue Service or state taxing authorities may seek payment from the Company of taxes that would otherwise have been payable by the Company, as well as penalties and interest. If the Company was required to make such payments, the Company's results of operations could be adversely affected. Pursuant to the Company's certificate of incorporation, the transfer restrictions terminated on November 11, 2002.

Neither the amount of the net operating loss carryforwards nor the amount of limitation on such carryforwards claimed by the Company have been audited or otherwise validated by the Internal Revenue Service, and it could challenge either amount that the Company has calculated. It is possible that legislation or regulations will be adopted that would limit the ability to use the tax benefits associated with the Company's current tax net operating loss carryforwards.

**The Company's principal stockholders are General William Lyon and two trusts, of which William H. Lyon is the sole beneficiary.**

General William Lyon and two trusts, of which William H. Lyon, General William Lyon's son, is the sole beneficiary, beneficially own over 74% of the outstanding shares of the Company's common stock. As a result of their stock ownership, General William Lyon and the trusts control the Company and have the power to elect all of the Company's directors and approve or reject any action requiring the majority approval of the holders of the Company stock, including any merger transactions or any sale of all or substantially all of the Company's assets. General William Lyon and the trusts may vote in their capacity as stockholders to approve strategic transactions which may pose significant risks, such as an acquisition that significantly increases the Company's indebtedness.

**Increased insurance costs and reduced insurance coverages may affect the Company's results of operations and increase the potential exposure to liability.**

Recently, lawsuits have been filed against builders asserting claims of personal injury and property damage caused by the presence of mold in residential dwellings. Some of these lawsuits have resulted in substantial monetary judgments or settlements against these builders. The Company's insurance may not cover all of the claims, including personal injury claims, arising from the presence of mold or such coverage may become prohibitively expensive. If the Company is unable to obtain adequate insurance coverage, a material adverse effect on business, financial condition and results of operations could result if the Company is exposed to claims arising from the presence of mold.

The cost of insurance has risen, deductibles and retentions have increased and the availability of insurance has diminished. Significant increases in the cost of insurance coverage or significant limitations on coverage could have a material adverse effect on business, financial condition and results of operations from such increased costs or from liability for significant uninsurable or underinsured claims.

**The Company's substantial level of indebtedness could adversely affect its financial condition and prevent it from fulfilling its obligations.**

Subject to restrictions, the Company may incur substantial additional indebtedness. The Company's high level of indebtedness could have important consequences, including the following:

- the ability to obtain additional financing for working capital, land acquisition costs, building costs, other capital expenditures, or general corporate purposes, may be impaired;

- the Company will need to use a substantial portion of cash flow from operations to pay interest and principal on its senior notes and other indebtedness, which will reduce the funds available for other purposes;
- the Company will have a higher level of indebtedness than competitors, which may put the Company at a competitive disadvantage and reduce the Company's flexibility in planning for, or responding to, changing conditions in the industry, including increased competition;
- substantially all of the Company's assets are pledged as security for the Company's credit agreements and a default on the secured debt could result in foreclosure on the Company's assets which could, under certain circumstances, limit or prohibit the ability to operate as a going concern; and
- the Company will be more vulnerable to economic downturns and adverse developments in the business.

The Company expects to obtain the money to pay expenses and to pay the principal and interest on the Company's senior notes, and other obligations from cash flow from operations. The Company's ability to meet expenses depends on future performance, which will be affected by financial, business, economic and other factors. The Company will not be able to control many of these factors, such as economic conditions in the markets where the Company operates and pressure from competitors. The Company cannot be certain that the cash flow will be sufficient to allow it to pay principal and interest on debt, including the senior notes, support operations, and meet other obligations. If the Company does not have the resources, the Company may be required to refinance all or part of the existing debt, including the senior notes, sell assets or borrow more money. The Company may not be able to do so on acceptable terms, if at all. In addition, the terms of existing or future debt agreements, including the credit facilities and the senior note indentures, may restrict the Company from pursuing any of these alternatives.

**The Company is the general partner in partnership joint ventures and may be liable for joint venture obligations.**

Certain of the Company's active joint ventures are organized as limited partnerships. The Company is the general partner in each of these and may serve as the general partner in future joint ventures. As a general partner, the Company may be liable for a joint venture's liabilities and obligations should the joint venture fail or be unable to pay these liabilities or obligations. In addition, the Company has provided unsecured environmental indemnities to some of the lenders who provide loans to the partnerships. The Company has also provided a completion guarantee for a limited partnership under its credit facility. If the Company were required to satisfy such liabilities, obligations or completion guarantee, the results of operations could be adversely affected.

**The Company's senior notes are unsecured, and effectively subordinated to other secured indebtedness.**

The Company's credit facilities and construction loans are secured by liens on the real estate under development that is financed by those facilities or loans. If the Company becomes insolvent or is liquidated, or if payment under any secured indebtedness was accelerated, the holders of the Company's secured indebtedness would be entitled to repayment from their collateral before those assets could be used to satisfy any unsecured claims, including claims under the Company's senior notes or any guarantees of these notes. As a result, the senior notes will be effectively subordinated to the secured indebtedness to the extent of the value of the assets securing that indebtedness, and the holders of the notes will likely recover ratably less than the secured creditors.

**The guarantees of the Company's senior notes by the Company's subsidiaries may be avoidable as fraudulent transfers and any new guarantees may be avoidable as preferences.**

The guarantees of the Company's senior notes by the Company's subsidiaries may be subject to review under U.S. bankruptcy law and comparable provisions of state fraudulent conveyance laws. Under these laws, if a court were to find that, at the time any subsidiary guarantor issued a guarantee of the notes:

- it issued the guarantee to delay, hinder or defraud present or future creditors; or
- it received less than reasonably equivalent value or fair consideration for issuing the guarantee at the time it issued the guarantee and:
  - it was insolvent or rendered insolvent by reason of issuing the guarantee; or
  - it was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital to carry on its business; or
  - it intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature;

then the court could avoid the obligations under the guarantee, subordinate the guarantee of the senior notes to that of the guarantor's other debt, require holders of the senior notes to return amounts already paid under that guarantee, or take other action detrimental to holders of the senior notes and the guarantees of the senior notes.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the law of the jurisdiction that is being applied in any proceeding to determine whether a fraudulent transfer had occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

- the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or
- it could not pay its debts as they become due.

The Company cannot be sure what standard a court would use to determine whether or not a guarantor was solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantee would not be avoided or the guarantee would not be subordinated to the guarantors' other debt. If such a case were to occur, the guarantee could also be subject to the claim that, since the guarantee was incurred for the benefit of the issuer of the senior notes, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.

In addition, if the Company is required to grant an additional subsidiary guarantee for the notes at a time in the future when the guarantor was insolvent, its guarantee may also be avoidable as a preference under U.S. bankruptcy law or comparable provisions of state law.

**The indentures for the senior notes impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some corporate actions.**

The indentures for the senior notes impose significant operating and financial restrictions. These restrictions limit the ability of the Company and its subsidiaries, among other things, to:

- incur additional indebtedness;
- pay dividends or make other distributions or repurchase or redeem the Company's stock;
- make investments;
- sell assets;
- incur liens;
- enter into agreements restricting the Company's subsidiaries' ability to pay dividends;
- enter into transactions with affiliates; and
- consolidate, merge or sell all or substantially all of the Company's assets.

The Company's other debt agreements contain additional restrictions. In addition, the Company may in the future enter into other agreements governing indebtedness which impose yet additional restrictions. These restrictions may adversely affect the Company's ability to finance future operations or capital needs or to pursue available business opportunities. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness.

**The Company may not be able to satisfy its obligations upon a change of control.**

Upon the occurrence of a "change of control," as defined in the senior notes indentures, each holder of the senior notes will have the right to require the Company to purchase the senior notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest, to the date of purchase. The Company's failure to purchase, or give notice of purchase of, the senior notes would be a default under the indenture, which could in turn be a default under the Company's other indebtedness. In addition, a change of control may constitute an event of default under the Company's credit facilities. A default under the Company's credit facilities could result in an event of default under the indentures if the lenders accelerate the debt under the credit facilities.

If this event occurs, the Company may not have enough assets to satisfy all obligations under the indentures and any other indebtedness. In order to satisfy the obligations, the Company could seek to refinance the indebtedness under the senior notes and any other indebtedness or obtain a waiver from the holders of the indebtedness. The Company may not be able to obtain a waiver or refinance the indebtedness on acceptable terms.

In addition, the definition of change of control in the indentures governing the senior notes includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and the restricted subsidiaries. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of senior notes to require the Company to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and the restricted subsidiaries may be uncertain.

Moreover, under the indentures governing the senior notes, the Company could engage in certain important corporate events, including acquisitions, refinancings or other recapitalizations or highly leveraged transactions, that would not constitute a change of control under the indentures and thus would not give rise to any repurchase rights, but which could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings or otherwise adversely affect holders of the senior notes. Any such transaction, however, would have to comply with the operating and financial restrictions contained in the indentures governing the senior notes.

## Item 1B. *Unresolved Staff Comments*

Not applicable.

## Item 2. *Properties*

*Headquarters*

The Company's corporate headquarters are located at 4490 Von Karman Avenue, Newport Beach, California, which it leases from a trust of which William H. Lyon, a director of the Company, is the sole beneficiary. The Company leases or owns properties for its division offices and William Lyon Financial Services, but none of these properties is material to the operation of the Company's business. For information about properties owned by the Company for use in its homebuilding activities, see Item 1.

**Item 3.** ***Legal Proceedings***

Five purported class action lawsuits were filed in the Court of Chancery of the State of Delaware in and for New Castle County, purportedly on behalf of the public stockholders of the Company, challenging the proposal made by General William Lyon to acquire the outstanding publicly held minority interest in the Company's common stock for $82 per share in cash (the "Proposed Transaction") and challenging related actions of the Company and the directors of the Company. *Eastside Investors, LLP v. William Lyon Homes, et al.*, Civil Action No. 1301-N was filed on April 27, 2005: *Donald Lamuth v. William Lyon et al.*, Civil Action No. 1304-N and *Stephen L. Brown v. William Lyon Homes, et al., Civil Action No. 1307-N were filed on April 28, 2005: Michael Crady v. William Lyon Homes, et al., Civil Action No. 1311-N was filed on May 2, 2005; and Anthony A. D'Amato v. William Lyon, et al., Civil Action No. 1323-N was filed on May 6, 2005 (collectively, the "Delaware Complaints").* The Delaware Complaints named the Company and the directors of the Company as defendants. These complaints alleged, among other things, that the defendants had breached their fiduciary duties owed to the plaintiffs in connection with the Proposed Transaction and other related corporate activities. The plaintiffs were seeking to enjoin the Proposed Transaction and, among other things, to obtain damages, attorneys' fees and expenses related to the litigation. On May 9, 2005, the Delaware Complaints were consolidated into a single case entitled *In re: William Lyon Homes Shareholder Litigation*, Civil Action No. 1311-N (the "Consolidated Delaware Action"). On May 20, 2005, a class was certified in the Consolidated Delaware Action. On November 9, 2005, the Consolidated Delaware action was dismissed without prejudice.

Two purported class action lawsuits challenging the Proposed Transaction also were filed in the Superior Court of the State of California, County of Orange. On April 28, 2005, the complaints captioned *Lewis Lester v. William Lyon Homes, et al.*, Case No. 05-CC-00092 (the "Lewis Complaint"), and *Alaska Electrical Pension Fund v. William Lyons Homes, Inc., et al.*, Case No. 05-CC-00093 (the "Alaska Electrical Complaint" and, together with the Lewis Complaint, the "California Complaints") were filed. The California Complaints named the Company and the directors of the Company as defendants and alleged, among other things, that the defendants had breached their fiduciary duties to the public stockholders. The California Complaints sought to enjoin the Proposed Transaction and also sought damages and attorneys' fees and expenses related to the litigation. On May 26, 2005, the California Complaints were consolidated into a single case entitled *In re: William Lyon Homes, Inc. Shareholder Litigation*, Case No. 05-CC-00092 (the "Consolidated California Action"). On July 8, 2005, plaintiffs in the Consolidated California Action dismissed that lawsuit without prejudice.

The Company is involved in various legal proceedings, most of which relate to routine litigation and some of which are covered by insurance. In the opinion of the Company's management, none of the uninsured claims involves claims which are material and unreserved or will have a material adverse effect on the financial condition of the Company.

**Item 4.** ***Submission of Matters to a Vote of Security Holders***

(a) The Company's Annual Meeting of Holders of Common Stock was held on November 9, 2005. At this meeting of the holders of Common Stock the following directors were elected to serve on the Company's Board of Directors until the next Annual Meeting and until their respective successors are duly elected and qualified:

| | Votes For | Votes Withheld |
|---|---|---|
| General William Lyon | 6,606,928 | 743,412 |
| Wade H. Cable | 6,564,041 | 786,299 |
| Richard E. Frankel | 6,550,291 | 800,049 |
| Harold H. Greene | 7,101,718 | 248,622 |
| Gary H. Hunt | 6,531,329 | 819,011 |
| Arthur B. Laffer | 6,463,782 | 819,011 |
| William H. Lyon | 6,559,251 | 791,089 |
| Alex Meruelo | 6,453,652 | 896,688 |

In addition, the holders of Common Stock approved the following:

| | Votes For | Votes Against | Votes Abstaining (Including Broker Non-Votes) |
|---|---|---|---|
| Approval of the Company's 2005 Senior Executive Bonus Plan . . . . . . . . . . . . | 7,244,096 | 104,424 | 1,820 |

| | Votes For | Votes Against | Votes Abstaining (Including Broker Non-Votes) |
|---|---|---|---|
| Ratification of the selection of Ernst & Young LLP as Independent Auditors of the Company for the fiscal year ending December 31, 2005 . . . . . . . . . . . . . . | 7,345,691 | 3,939 | 710 |

## PART II

**Item 5.** ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

The following table sets forth the high and low sales prices for the Common Stock of the Company as reported on the New York Stock Exchange (stock ticker symbol: WLS) for the periods indicated.

| | High | Low |
|---|---|---|
| **2004** | | |
| First Quarter | $ 93.75 | $ 57.08 |
| Second Quarter | 93.75 | 78.60 |
| Third Quarter | 92.80 | 74.00 |
| Fourth Quarter | 89.66 | 61.80 |
| **2005** | | |
| First Quarter | $ 94.00 | $ 65.10 |
| Second Quarter | 99.92 | 71.80 |
| Third Quarter | 165.85 | 93.75 |
| Fourth Quarter | 158.55 | 100.29 |

As of February 28, 2006, the closing price for the Company's Common Stock as reported on the NYSE was $85.10.

As of February 28, 2006, there were approximately 2,524 beneficial owners of the Company's Common Stock.

The Company has not paid any cash dividends on its Common Stock during the last three fiscal years and expects that for the foreseeable future it will follow a policy of retaining earnings in order to help finance its business. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon the earnings, capital requirements, general economic conditions and operating and financial condition of the Company, among other factors. However, the effect of the Company's principal financing agreements currently prohibits the payment of dividends by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition and Liquidity" and Note 7 of "Notes to Consolidated Financial Statements."

See Items 11 and 12 for information regarding securities authorized for issuance under equity compensation plans.

## Item 6. *Selected Financial Data*

The following table sets forth certain of the Company's historical financial data. The selected historical consolidated financial data as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 have been derived from the Company's audited consolidated financial statements and the related notes included elsewhere herein. The selected historical consolidated financial data as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 have been derived from the Company's audited financial statements for such years, which are not included herein. The selected historical consolidated financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical consolidated financial statements and accompanying notes included elsewhere herein.

| | As of and for the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| | (dollars in thousands, except per share amounts) (note 4) | | | | |
| **Statement of Income Data:** | | | | | |
| Operating revenue | | | | | |
| Home sales | $ 1,745,067 | $ 1,785,589 | $ 866,657 | $ 593,762 | $ 452,002 |
| Lots, land and other sales | 111,316 | 36,258 | 21,656 | 8,648 | 7,054 |
| Management fees | — | — | 9,490 | 10,892 | 9,127 |
| | 1,856,383 | 1,821,847 | 897,803 | 613,302 | 468,183 |
| Operating costs | | | | | |
| Cost of sales—homes | (1,307,027) | (1,327,057) | (714,385) | (504,330) | (382,608) |
| Cost of sales—lots, land and other | (44,774) | (23,173) | (13,269) | (9,404) | (5,158) |
| Sales and marketing | (59,422) | (58,792) | (31,252) | (22,862) | (18,149) |
| General and administrative | (90,045) | (80,784) | (50,315) | (39,366) | (37,171) |
| Other(1) | (7,050) | (2,105) | (1,834) | (2,284) | — |
| Amortization of goodwill(2) | — | — | — | — | (1,242) |
| | (1,508,318) | (1,491,911) | (811,055) | (578,246) | (444,328) |
| Equity in income (loss) of unconsolidated joint ventures | 4,301 | (699) | 31,236 | 27,748 | 22,384 |
| Minority equity in income of consolidated entities | (37,571) | (49,661) | (429) | — | — |
| Operating income | 314,795 | 279,576 | 117,555 | 62,804 | 46,239 |
| Interest expense, net of amounts capitalized | — | — | — | — | (227) |
| Financial advisory expenses | (2,191) | — | — | — | — |
| Other income, net | 2,176 | 5,572 | 6,397 | 4,977 | 7,513 |
| Income before provision for income taxes | 314,780 | 285,148 | 123,952 | 67,781 | 53,525 |
| Provision for income taxes | (124,149) | (113,499) | (51,815) | (18,270) | (5,847) |
| Net income | $ 190,631 | $ 171,649 | $ 72,137 | $ 49,511 | $ 47,678 |
| Earnings per common share | | | | | |
| Basic | $ 22.09 | $ 17.69 | $ 7.37 | $ 4.85 | $ 4.50 |
| Diluted | $ 21.98 | $ 17.55 | $ 7.27 | $ 4.73 | $ 4.44 |
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 52,369 | $ 96,074 | $ 24,137 | $ 16,694 | $ 19,751 |
| Real estate inventories(1) | 1,419,248 | 1,059,173 | 698,047 | 491,952 | 307,335 |
| Investments in and advances to unconsolidated joint ventures | 397 | 17,911 | 45,613 | 65,404 | 66,753 |
| Total assets | 1,691,002 | 1,274,562 | 839,715 | 617,581 | 433,709 |
| Total debt | 672,536 | 595,219 | 326,737 | 266,065 | 221,470 |
| Minority interest | 227,178 | 142,096 | 142,496 | 80,647 | 784 |
| Stockholders' equity | 542,894 | 347,109 | 252,040 | 181,676 | 150,617 |
| **Operating Data (including unconsolidated joint ventures) (unaudited):** | | | | | |
| Number of net new home orders | 3,321 | 3,371 | 3,443 | 2,607 | 2,541 |
| Number of homes closed | 3,196 | 3,471 | 2,804 | 2,522 | 2,566 |
| Average sales price of homes closed | $ 546 | $ 514 | $ 422 | $ 379 | $ 299 |
| Backlog at end of period, number of homes(3) | 1,291 | 1,166 | 1,266 | 627 | 542 |
| Backlog at end of period, aggregate sales value(3) | $ 691,627 | $ 623,578 | $ 595,180 | $ 259,123 | $ 176,531 |

(1) The Company accounts for its real estate inventories under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("Statement No. 144"). Statement No. 144 requires impairment losses to be recorded on assets to be held and used by the Company when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. The estimation process used in determining the undiscounted cash flows of the assets is inherently uncertain because it involves estimates of future revenues and costs. As described more fully below in the section entitled "Real Estate Inventories and Cost of Sales", estimates of revenues and costs are supported by the Company's budgeting process. When an impairment loss is required for assets to be held and used by the Company, the related assets are adjusted to their estimated fair value.

The results of operations for the year ended December 31, 2005 included a non-cash charge of $4.6 million to record an impairment loss related to a golf course in the Company's San Diego Division. The impairment loss was primarily attributable to lower than expected cash flows and continued net operating losses since the golf course opened in 2002. As a result, the future undiscounted cash flows estimated to be generated were determined to be less than the assets carrying amount. Accordingly, the golf course asset was written-down to its estimated fair value. The non-cash charge is reflected in other operating costs in the accompanying consolidated statements of income.

(2) The amount paid for business acquisitions over the net fair value of assets acquired and liabilities assumed is reflected as goodwill and, until January 1, 2002, was being amortized on a straight-line basis over seven years. Accumulated amortization was $2,793,000 as of December 31, 2001. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("Statement No. 142"), effective for fiscal years beginning after December 15, 2001. Under the new rule, goodwill is no longer amortized but is subject to impairment tests in accordance with Statement No. 142. The Company performed its required annual impairment test of goodwill as of December 31, 2005 and determined that there have been no indicators of impairment. If Statement No. 142 had been adopted effective January 1, 2001, the pro forma impact of the non-amortization of goodwill on the results for the subsequent periods would have been as follows (in thousands except per share data):

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| | (dollars in thousands) | | | | |
| Net income, as reported | $190,631 | $171,649 | $72,137 | $49,511 | $47,678 |
| Amortization of goodwill, net of tax | — | — | — | — | 1,106 |
| Net income, as adjusted | $190,631 | $171,649 | $72,137 | $49,511 | $48,784 |
| Earnings per common share, as adjusted: | | | | | |
| Basic | $ 22.09 | $ 17.69 | $ 7.37 | $ 4.85 | $ 4.61 |
| Diluted | $ 21.98 | $ 17.55 | $ 7.27 | $ 4.73 | $ 4.54 |

(3) Backlog consists of homes sold under pending sales contracts that have not yet closed, some of which are subject to contingencies, including mortgage loan approval and the sale of existing homes by customers. There can be no assurance that homes sold under pending sales contracts will close. Of the total homes sold subject to pending sales contracts as of December 31, 2005, 1,195 represent homes completed or under construction and 96 represent homes not yet under construction. Backlog as of all dates is unaudited.

(4) In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, as amended ("Interpretation No. 46"), which addresses the consolidation of variable interest entities ("VIEs"). Under Interpretation No. 46, arrangements that are not controlled through voting or similar rights are accounted for as VIEs. An enterprise is required to consolidate a VIE if it is the primary beneficiary of the VIE. Interpretation No. 46 applied immediately to arrangements created after January 31, 2003 and, with respect to arrangements created before February 1, 2003, the interpretation was applied to the Company as of January 1, 2004. The adoption of Interpretation No. 46 has not affected the Company's consolidated net income. Prior period information has not been restated to conform to the presentation in the current period.

Under Interpretation No. 46, a VIE is created when (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity through voting or similar rights, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, pursuant to Interpretation No. 46, an enterprise that absorbs a majority of the expected losses or residual returns of the VIE is considered the primary beneficiary and must consolidate the VIE.

Based on the provisions of Interpretation No. 46, the Company has concluded that under certain circumstances when the Company (i) enters into option agreements for the purchase of land or lots from an entity and pay a non-refundable deposit, (ii) enters into land banking arrangements or (iii) enters into arrangements with a financial partner for the formation of joint ventures which engage in homebuilding and land development activities, a VIE may be created under condition (ii) (b) or (c) of the previous paragraph. The Company may be deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected losses if they occur. For each VIE created, the Company will compute expected losses and residual returns based on the probability of future cash flows as outlined in Interpretation No. 46. If the Company is determined to be the primary beneficiary of the VIE, the assets, liabilities and operations of the VIE will be consolidated with the Company's financial statements.

Based on the Company's analysis of arrangements created after January 31, 2003, no VIEs had been created for the period from February 1, 2003 through December 31, 2004 with respect to option agreements as identified under clause (i) of the previous paragraph. At December 31, 2003, certain joint ventures and a land banking arrangement created after January 31, 2003 had been determined to be VIEs under Interpretation No. 46 in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of these joint ventures and land banking arrangement had been consolidated with the Company's financial statements as of December 31, 2003 and for the period then ended. Effective January 1, 2004, certain additional joint ventures and land banking arrangements created prior to February 1, 2003 had been determined to be VIEs under Interpretation No. 46 in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of all of these joint ventures and land banking arrangements had been consolidated with the Company's financial statements as of January 1, 2004 and for the year ended December 31, 2004. At December 31, 2005, certain joint ventures, lot option agreements and land banking arrangements have been determined to be VIEs under Interpretation No. 46 in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of all of these joint ventures, lot option agreements and land banking arrangements have been consolidated with the Company's financial statements as of December 31, 2005, and for the year ended December 31, 2005.

**Item 7.** ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion of results of operations and financial condition should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and Notes thereto and other financial information appearing elsewhere in this Annual Report on Form 10-K. As used herein, "on a combined basis" means the total of operations in wholly-owned projects, in consolidated joint venture projects and, for periods ending on or prior to December 31, 2003, unconsolidated joint venture projects.

The Company is primarily engaged in the design, construction and sale of single family detached and attached homes in California, Arizona and Nevada. Since the founding of its predecessor in 1956, on a combined basis the Company has sold over 65,000 homes. The Company conducts its homebuilding operations through five geographic divisions: Southern California, Northern California, San Diego, California, Arizona and Nevada. For the year ended December 31, 2005, on a consolidated basis the Company had revenues from home sales of $1.745 billion and delivered 3,196 homes, which includes $406.9 million of revenue and 688 delivered homes from consolidated joint ventures. The Company believes that it is well positioned for long term growth in all of its markets. However, due to recent slow downs of new orders, increases in cancellation rates and increasing price competition, the Company anticipates a slight decline in deliveries and revenues in 2006 as compared to 2005. The Company presents information related to its unconsolidated joint ventures as such information represents an important aspect of the Company's business as well as a substantial portion of its operating income.

The Company and certain of its subsidiaries are general partners or members in joint ventures involved in the development and sale of residential projects. As described more fully in "Recently Issued Accounting Standards", in accordance with Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities,* as amended ("Interpretation No. 46") certain joint ventures have been determined to be variable interest entities in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of these joint ventures have been consolidated with the Company's financial statements as of and for the years ended December 31, 2005 and 2004. Because the Company already recognizes its proportionate share of joint venture earnings and losses under the equity method of accounting, the adoption of Interpretation No. 46 did not affect the Company's consolidated net income. The financial statements of joint ventures in which the Company is not considered the primary beneficiary are not consolidated with the Company's financial statements. The Company's investments in unconsolidated joint ventures are accounted for using the equity method because the Company has a 50% or less voting or economic interest (and thus such joint ventures are not controlled by the Company). Income allocations and cash distributions to the Company from the unconsolidated joint ventures are based on predetermined formulas between the Company and its joint venture partners as specified in the applicable partnership or operating agreements. The Company generally receives, after partners' priority returns and returns of partners' capital, approximately 50% of the profits and cash flows from joint ventures. See Note 2 of "Notes to Consolidated Financial Statements" for condensed combined financial information for the joint ventures whose financial statements have been consolidated with the Company's financial statements. See Note 5 of "Notes to Consolidated Financial Statements" for condensed combined financial information for the unconsolidated joint ventures. Based upon current estimates, substantially all future development and construction costs incurred by the joint ventures will be funded by the venture partners or from the proceeds of construction financing obtained by the joint ventures.

## Results of Operations

Selected financial and operating information for the Company including its consolidated projects and unconsolidated joint ventures as of and for the periods presented is as follows:

| | As of and for the year ended December 31, 2005 | | |
|---|---|---|---|
| | Wholly-Owned | Joint Ventures | Consolidated Total |
| Selected Financial Information (dollars in thousands) | | | |
| Homes closed | 2,508 | 688 | 3,196 |
| Home sales revenue | $ 1,338,208 | $ 406,859 | $ 1,745,067 |
| Cost of sales | (1,012,761) | (294,266) | (1,307,027) |
| Gross margin | $ 325,447 | $ 112,593 | $ 438,040 |
| Gross margin percentage | 24.3% | 27.7% | 25.1% |
| Number of homes closed | | | |
| California | 1,315 | 688 | 2,003 |
| Arizona | 628 | — | 628 |
| Nevada | 565 | — | 565 |
| Total | 2,508 | 688 | 3,196 |
| Average sales price | | | |
| California | $ 707,400 | $ 591,400 | $ 667,600 |
| Arizona | 321,500 | — | 321,500 |
| Nevada | 364,600 | — | 364,600 |
| Total | $ 533,600 | $ 591,400 | $ 546,000 |
| Number of net new home orders | | | |
| California | 1,566 | 566 | 2,132 |
| Arizona | 542 | — | 542 |
| Nevada | 647 | — | 647 |
| Total | 2,755 | 566 | 3,321 |
| Average number of sales locations during period | | | |
| California | 20 | 8 | 28 |
| Arizona | 5 | — | 5 |
| Nevada | 8 | — | 8 |
| Total | 33 | 8 | 41 |

| | As of and for the year ended December 31, 2005 | | |
|---|---|---|---|
| | Wholly-Owned | Joint Ventures | Consolidated Total |
| Backlog of homes sold but not closed at end of period | | | |
| California | 608 | 123 | 731 |
| Arizona | 396 | — | 396 |
| Nevada | 164 | — | 164 |
| Total | 1,168 | 123 | 1,291 |
| Dollar amount of backlog of homes sold but not closed at end of period (dollars in thousands) | | | |
| California | $427,102 | $64,355 | $491,457 |
| Arizona | 141,132 | — | 141,132 |
| Nevada | 59,038 | — | 59,038 |
| Total | $627,272 | $64,355 | $691,627 |
| Lots controlled at end of year | | | |
| Owned lots | | | |
| California | 4,296 | 1,290 | 5,586 |
| Arizona | 3,627 | 822 | 4,449 |
| Nevada | 1,483 | — | 1,483 |
| Total | 9,406 | 2,112 | 11,518 |
| Optioned lots(1) | | | |
| California | | | 4,650 |
| Arizona | | | 8,232 |
| Nevada | | | 2,189 |
| Total | | | 15,071 |
| Total lots controlled | | | |
| California | | | 10,236 |
| Arizona | | | 12,681 |
| Nevada | | | 3,672 |
| Total | | | 26,589 |

| | As of and for the year ended December 31, 2004 | | |
|---|---|---|---|
| | Wholly-Owned | Joint Ventures | Consolidated Total |
| Selected Financial Information (dollars in thousands) | | | |
| Homes closed | 2,447 | 1,024 | 3,471 |
| Home sales revenue | $1,246,277 | $ 539,312 | $ 1,785,589 |
| Cost of sales | (941,225) | (385,832) | (1,327,057) |
| Gross margin | $ 305,052 | $ 153,480 | $ 458,532 |
| Gross margin percentage | 24.5% | 28.5% | 25.7% |
| Number of homes closed | | | |
| California | 1,312 | 1,024 | 2,336 |
| Arizona | 402 | — | 402 |
| Nevada | 733 | — | 733 |
| Total | 2,447 | 1,024 | 3,471 |
| Average sales price | | | |
| California | $ 692,200 | $ 526,700 | $ 619,600 |
| Arizona | 241,800 | — | 241,800 |
| Nevada | 328,700 | — | 328,700 |
| Total | $ 509,300 | $ 526,700 | $ 514,400 |
| Number of net new home orders | | | |
| California | 1,157 | 955 | 2,112 |
| Arizona | 677 | — | 677 |
| Nevada | 582 | — | 582 |
| Total | 2,416 | 955 | 3,371 |
| Average number of sales locations during period | | | |
| California | 17 | 11 | 28 |
| Arizona | 6 | — | 6 |
| Nevada | 7 | — | 7 |
| Total | 30 | 11 | 41 |

| | As of and for the year ended December 31, 2004 | | |
|---|---|---|---|
| | Wholly-Owned | Joint Ventures | Consolidated Total |
| Backlog of homes sold but not closed at end of period | | | |
| California | 357 | 245 | 602 |
| Arizona | 482 | — | 482 |
| Nevada | 82 | — | 82 |
| Total | 921 | 245 | 1,166 |
| Dollar amount of backlog of homes sold but not closed at end of period (dollars in thousands) | | | |
| California | $292,298 | $160,280 | $452,578 |
| Arizona | 136,815 | — | 136,815 |
| Nevada | 34,185 | — | 34,185 |
| Total | $463,298 | $160,280 | $623,578 |
| Lots controlled at end of year | | | |
| Owned lots | | | |
| California | 2,702 | 1,445 | 4,147 |
| Arizona | 3,518 | — | 3,518 |
| Nevada | 1,193 | — | 1,193 |
| Total | 7,413 | 1,445 | 8,858 |
| Optioned lots(1) | | | |
| California | | | 4,532 |
| Arizona | | | 3,960 |
| Nevada | | | 1,262 |
| Total | | | 9,754 |
| Total lots controlled | | | |
| California | | | 8,679 |
| Arizona | | | 7,478 |
| Nevada | | | 2,455 |
| Total | | | 18,612 |

| | As of and for the year ended December 31, 2003 | | |
|---|---|---|---|
| | Consolidated | Unconsolidated Joint Ventures | Combined Total |
| Selected Financial Information (dollars in thousands) | | | |
| Homes closed | 2,149 | 655 | |
| Home sales revenue | $ 866,657 | $ 317,109 | |
| Cost of sales | (714,385) | (248,252) | |
| Gross margin | $ 152,272 | $ 68,857 | |
| Gross margin percentage | 17.6% | 21.7% | |
| Number of homes closed | | | |
| California | 1,271 | 655 | 1,926 |
| Arizona | 319 | — | 319 |
| Nevada | 559 | — | 559 |
| Total | 2,149 | 655 | 2,804 |
| Average sales price | | | |
| California | $ 498,700 | $ 484,100 | $493,800 |
| Arizona | 211,300 | — | 211,300 |
| Nevada | 295,900 | — | 295,900 |
| Total | $ 403,300 | $ 484,100 | $422,200 |
| Number of net new home orders | | | |
| California | 1,660 | 697 | 2,357 |
| Arizona | 389 | — | 389 |
| Nevada | 697 | — | 697 |
| Total | 2,746 | 697 | 3,443 |
| Average number of sales locations during period | | | |
| California | 19 | 9 | 28 |
| Arizona | 6 | — | 6 |
| Nevada | 6 | — | 6 |
| Total | 31 | 9 | 40 |

| | As of and for the year ended December 31, 2003 | | |
|---|---|---|---|
| | Consolidated | Unconsolidated Joint Ventures | Combined Total |
| Backlog of homes sold but not closed at end of period | | | |
| California | 589 | 237 | 826 |
| Arizona | 207 | — | 207 |
| Nevada | 233 | — | 233 |
| Total | 1,029 | 237 | 1,266 |
| Dollar amount of backlog of homes sold but not closed at end of period (dollars in thousands) | | | |
| California | $355,128 | $119,509 | $474,637 |
| Arizona | 47,228 | — | 47,228 |
| Nevada | 73,315 | — | 73,315 |
| Total | $475,671 | $119,509 | $595,180 |
| Lots controlled at end of year | | | |
| Owned lots | | | |
| California | 2,248 | 1,142 | 3,390 |
| Arizona | 1,486 | — | 1,486 |
| Nevada | 1,298 | — | 1,298 |
| Total | 5,032 | 1,142 | 6,174 |
| Optioned lots(1) | | | |
| California | | | 4,835 |
| Arizona | | | 4,253 |
| Nevada | | | 2,910 |
| Total | | | 11,998 |
| Total lots controlled | | | |
| California | | | 8,225 |
| Arizona | | | 5,739 |
| Nevada | | | 4,208 |
| Total | | | 18,172 |

(1) Optioned lots may be purchased by the Company as consolidated projects or may be purchased by newly formed unconsolidated joint ventures.

On a combined basis, the number of net new home orders for the year ended December 31, 2005 decreased 1.5% to 3,321 homes from 3,371 homes for the year ended December 31, 2004. The number of homes closed on a combined basis for the year ended December 31, 2005 decreased 7.9% to 3,196 homes from 3,471 homes for the year ended December 31, 2004. On a combined basis, the backlog of homes sold but not closed as of December 31, 2005 was 1,291 homes, up 10.7% from 1,166 homes as of December 31, 2004.

Homes in backlog are generally closed within three to six months. The dollar amount of backlog of homes sold but not closed on a combined basis as of December 31, 2005 was $691.6 million, up 10.9% from $623.6 million as of December 31, 2004. The cancellation rate of buyers who contracted to buy a home but did not close escrow at the Company's projects was approximately 16% during 2005 and 17% during 2004. The inventory of completed and unsold homes was 58 homes as of December 31, 2005.

The Company's average number of sales locations was unchanged at 41 for the years ended December 31, 2005 and 2004 and the Company's number of new home orders per average sales location decreased from 82.2 for the year ended December 31, 2004 to 81.0 for the year ended December 31, 2005.

In general, housing demand is adversely affected by increases in interest rates and housing prices. Interest rates, the length of time that assets remain in inventory, and the proportion of inventory that is financed affect the

Company's interest cost. If the Company is unable to raise sales prices sufficiently to compensate for higher costs or if mortgage interest rates increase significantly, affecting prospective buyers' ability to adequately finance home purchases, the Company's sales, gross margins and operating results may be adversely impacted.

*Comparisons of Years Ended December 31, 2005 and 2004*

Consolidated operating revenue for the year ended December 31, 2005 was $1.856 billion, an increase of $34.5 million, or 1.9%, from consolidated operating revenue of $1.822 billion for the year ended December 31, 2004. Revenue from sales of wholly-owned homes increased $91.9 million, or 7.4%, to $1.338 billion in the 2005 period from $1.246 billion in the 2004 period. The increase was due to an increase in the average sales price of wholly-owned homes closed to $533,600 in the 2005 period from $509,300 in the 2004 period and an increase in the number of wholly-owned homes closed to 2,508 in 2005 from 2,447 in 2004. In addition, revenue from sales of homes from consolidated joint ventures decreased to $406.9 million in 2005 from $539.3 million in 2004, due to a decrease in the number of joint venture homes closed to 688 in 2005 from 1,024 in 2004, offset by an increase in the average sales price of joint venture homes to $591,400 in 2005 from $526,700 in 2004. Revenue from sales of lots, land and other increased to $111.3 million in 2005 from $36.3 million in 2004 due to the bulk sale of land of $66.0 million in Arizona and of $45.3 million in California during 2005. The increase in the average sales price of units closed in wholly-owned and consolidated joint venture projects was primarily due to (i) price appreciation in certain markets and (ii) a change in product mix.

Total operating income increased to $314.8 million in the 2005 period from $279.6 million in the 2004 period. The excess of revenue from sales of homes over the related cost of sales (gross margin) decreased by $20.5 million to $438.0 million in the 2005 period from $458.5 million in the 2004 period primarily due to (i) a decrease in the number of joint venture homes closed to 688 in 2005 from 1,024 in 2004, (ii) a decrease in joint venture gross margin percentage to 27.7% in 2005 from 28.5% in 2004, (iii) offset by an increase in the average sales price of joint venture homes to $591,400 in 2005 from $526,700 in 2004, (iv) an increase in the number of wholly-owned homes closed to 2,508 in 2005 from 2,447 in 2004 and (v) an increase in the average sales price of wholly-owned homes closed to $533,600 in 2005 from $509,200 in 2004. The excess of revenue from sales of lots, land and other over the related cost of sales (gross margin) increased by $53.4 million to $66.5 million in 2005 from $13.1 million in 2004 primarily due to the bulk sale of land in Arizona and California during 2005.

Sales and marketing expense increased slightly to $59.4 million in the 2005 period from $58.8 million in the 2004 period primarily due to an increase in marketing fees paid to land sellers in certain of the communities in which the Company builds to $7.2 million in 2005 from $6.7 million in 2004. General and administrative expenses increased $9.2 million in the 2005 period to $90.0 million from $80.8 million in the 2004 period primarily as a result of an increase in bonus expense to $58.5 million, or approximately 16% of pre-tax, pre-bonus income, in the 2005 period from $54.1 million, or approximately 16% of pre-tax, pre-bonus income, in the 2004 period due to higher levels of pre-tax, pre-bonus income and an increase in salaries and benefits to $24.5 million in the 2005 period from $20.8 million in the 2004 period. Other operating costs consist of operating losses realized by golf course operations in certain of the Company's divisions which increased $5.0 million to $7.1 million in the 2005 period from $2.1 million in the 2004 period due to an impairment loss of $4.6 million at one of the golf courses in the San Diego Division described below in "Critical Accounting Policies". Equity in income (loss) from unconsolidated joint ventures increased to $4.3 million in the 2005 period from $(0.7) million in the 2004 period, primarily due to certain bulk sales of land by the Company's unconsolidated joint ventures. Minority equity in income of consolidated entities decreased to $37.6 million in the 2005 period from $49.7 million in the 2004 period, primarily due to a decrease in the number of joint venture homes closed to 688 in 2005 from 1,024 in 2004.

The Company incurred financial advisory expenses of $2.2 million in the 2005 period with no comparable amount in the 2004 period due to the proposed transaction described below in "Proposed Transaction".

Total interest incurred increased to $73.2 million in the 2005 period from $59.0 million in the 2004 period, primarily as a result of an increase in the prime interest rate from an average of 6.19% during 2005 compared to

4.34% during 2004 and as a result of an increase in the average principal balance of debt outstanding in the 2005 period compared to the 2004 period.

The estimated overall effective tax rate for the year ending December 31, 2005 is 39.4%. During the year ended December 31, 2005, income tax benefits of $2.0 million related to stock option exercises were excluded from the results of operations and credited to additional paid-in capital. At December 31, 2005, the Company has unused recognized built-in losses in the amount of $23.3 million which are available to offset future taxable income and expire between 2009 and 2011. The utilization of these losses is limited to offset $3.9 million of taxable income per year; however, any unused losses in any year may be carried forward for utilization in future years through 2011. The Company's ability to utilize the foregoing tax benefits will depend upon the amount of its future taxable income and may be further limited under certain circumstances.

Neither the amount of the unused recognized built-in loss carryforwards nor the amount of limitation on such carryforwards claimed by the Company has been audited or otherwise validated by the Internal Revenue Service, and it could challenge either amount that the Company has calculated. It is possible that legislation or regulations will be adopted that would limit the Company's ability to use the tax benefits associated with the current tax loss carryforwards.

As a result of the foregoing factors, net income increased to $190.6 million in the 2005 period from $171.6 million in the 2004 period.

*Comparisons of Years Ended December 31, 2004 and 2003.*

Consolidated operating revenue for the year ended December 31, 2004 was $1.822 billion, an increase of $924.2 million, or 103%, from consolidated operating revenue of $897.8 million for the year ended December 31, 2003. Revenue from sales of wholly-owned homes increased $379.6 million, or 43.8%, to $1.246 billion in the 2004 period from $866.7 million in the 2003 period. The increase was primarily due to an increase in the average sales price of wholly-owned homes closed to $509,300 in the 2004 period from $402,900 in the 2003 period and an increase in the number of wholly-owned homes closed to 2,447 in 2004 from 2,128 in 2003. In addition, consolidated operating revenue during the year ended December 31, 2004 includes revenue from sales of homes of $539.3 million from consolidated joint ventures as compared to $9.2 million included in consolidated operating revenue in the same period in 2003, due to the adoption of Interpretation No. 46 as described above. Revenue from sales of lots, land and other increased to $36.3 million in the 2004 period compared to $21.7 million in the 2003 period due to bulk sales of land in certain of the Company's developments. Management fee income increased by $6.7 million to $16.2 million in the 2004 period from $9.5 million in the 2003 period, primarily due to the increase in the number of joint venture units closed to 1,024 in the 2004 period from 676 in the 2003 period; however, upon consolidation of the joint ventures in connection with Interpretation No. 46 described above, management fee income is eliminated with the related cost of sales. The increase in the average sales price of units closed in wholly-owned projects was due primarily to (i) price appreciation in certain projects and (ii) a change in product mix.

Total operating income increased to $279.6 million in the 2004 period from $117.6 million in the 2003 period. The excess of revenue from sales of homes over the related cost of sales (gross margin) increased by $306.2 million to $458.5 million in the 2004 period from $152.3 million in the 2003 period primarily due to (i) an increase in the average sales price of wholly-owned homes closed to $509,300 in the 2004 period from $402,900 in the 2003 period, (ii) an increase in the number of wholly-owned homes closed to 2,447 in 2004 from 2,128 in 2003, (iii) an increase in the wholly-owned gross margin percentages to 24.5% in the 2004 period from 17.6% in the 2003 period and (iv) gross margin of $153.5 million from consolidated joint ventures in 2004 as compared to $1.3 million included in 2003, due to the adoption of Interpretation No. 46 as described above. The increase in period-over-period gross margin percentage reflects the impact of increased sales prices due to strong demand for housing in many of the Company's markets. Sales and marketing expenses increased by $27.5

million to $58.8 million in the 2004 period from $31.3 million in the 2003 period primarily due to increases in direct selling expenses related to the increased sales volume and the consolidation of certain joint ventures due to the adoption of Interpretation No. 46 as described above.

General and administrative expenses increased by $30.5 million to $80.8 million in 2004 from $50.3 million in 2003, primarily as a result of an increase in bonus expense due to higher levels of pre-tax, pre-bonus income in 2004 as compared to 2003. Bonus expense was $54.1 million in 2004, or approximately 16% of pre-tax, pre-bonus income as compared to $27.2 million in 2003, or approximately 18% of pre-tax, pre-bonus income. Selling, general and administrative expense as a percentage of combined home sales revenue was 7.8% in 2004 as compared to 7.7% in 2003. Other operating costs consist of initial start-up and operating losses realized by golf course operations at certain of the Company's projects which increased to $2.1 million in the 2004 period from $1.8 million in the 2003 period. Equity in (loss) income from unconsolidated joint ventures decreased to $(0.7) million in the 2004 period from $31.2 million in the comparable period for 2003, primarily as a result of the consolidation of certain joint ventures in 2004 due to the adoption of Interpretation No. 46 as described above. Minority equity in income of consolidated entities increased to $49.7 million in the 2004 period from $0.4 million in the 2003 period due to the adoption of Interpretation No. 46 as described above.

Total interest incurred increased to $59.0 million in the 2004 period from $47.2 million in the 2003 period as a result of an increase in the average principal balance of debt outstanding in the 2004 period compared to the 2003 period, including the issuance of the 7⅝% Senior Notes and 7½% Senior Notes (see below) and the debt associated with the consolidation of certain entities due to the adoption of Interpretation No. 46 as described above. All interest incurred was capitalized in the 2004 and 2003 periods.

Other income, net decreased to $5.6 million in 2004 from $6.4 million in 2003 primarily as a result of decreases in mortgage company operations and other miscellaneous income.

Minority interest in income of consolidated entities of $49.7 million during the year ended December 31, 2004 is related to the consolidation of the outside partners' equity in income of entities consolidated as defined in Interpretation No. 46. See Note 2 of "Notes to Consolidated Financial Statements".

As a result of the foregoing factors, net income increased to $171.6 million in the 2004 period from $72.1 million in the 2003 period.

**Financial Condition and Liquidity**

The Company provides for its ongoing cash requirements principally from internally generated funds from the sales of real estate, outside borrowings and by forming new joint ventures with venture partners that provide a substantial portion of the capital required for certain projects. The Company currently has outstanding 7⅝% Senior Notes due 2012, 10¾% Senior Notes due 2013 and 7½% Senior Notes due 2014 and maintains secured revolving credit facilities ("Revolving Credit Facilities"). The Company has financed, and may in the future finance, certain projects and land acquisitions with construction loans secured by real estate inventories, seller-provided financing and land banking transactions. The Company believes that its current borrowing capacity and increases reasonably available to it, cash on hand and anticipated net cash flows from operations are and will be sufficient to meet its current and reasonably anticipated liquidity needs on both a near-term and long-term basis (and in any event for the next twelve months) for funds to build homes, run its day-to-day operations, acquire land and capital assets and fund its mortgage operations. There is no assurance, however, that future cash flows will be sufficient to meet the Company's future capital needs. The amount and types of indebtedness that the Company may incur may be limited by the terms of the indentures and credit or other agreements governing the Company's senior note obligations, revolving credit facilities and other indebtedness.

The ability of the Company to meet its obligations on its indebtedness will depend to a large degree on its future performance which in turn will be subject, in part, to factors beyond its control, such as prevailing economic conditions either nationally or in regions in which the Company operates, the outbreak of war or other hostilities involving the United States, mortgage and other interest rates, changes in prices of homebuilding materials, weather, the occurrence of events such as landslides, soil subsidence and earthquakes that are uninsurable, not economically insurable or not subject to effective indemnification agreements, availability of labor and homebuilding materials, changes in governmental laws and regulations, the timing of receipt of regulatory approvals and the opening of projects, and the availability and cost of land for future development. The Company cannot be certain that its cash flow will be sufficient to allow it to pay principal and interest on its debt, support its operations and meet its other obligations. If the Company is not able to meet those obligations, it may be required to refinance all or part of its existing debt, sell assets or borrow more money. The Company may not be able to do so on terms acceptable to it, if at all. In addition, the terms of existing or future indentures and credit or other agreements governing the Company's senior note obligations, revolving credit facilities and other indebtedness may restrict the Company from pursuing any of these alternatives.

***7 5⁄8% Senior Notes***

On November 22, 2004, the Company's 100% owned subsidiary, William Lyon Homes, Inc., a California corporation, ("California Lyon") closed its offering of $150.0 million principal amount of 7 5⁄8% Senior Notes due 2012 (the "7 5⁄8% Senior Notes"). The notes were sold pursuant to Rule 144A. The notes were issued at par, resulting in net proceeds to the Company of approximately $148.5 million. California Lyon agreed to file a registration statement with the Securities and Exchange Commission relating to an offer to exchange the notes for publicly tradeable notes having substantially identical terms. On January 12, 2005, the Securities and Exchange Commission declared the registration statement effective and California Lyon commenced an offer to exchange any and all of its outstanding $150.0 million aggregate principal amount of 7 5⁄8% Senior Notes due 2012, which are not registered under the Securities Act of 1933, for a like amount of its new 7 5⁄8% Senior Notes due 2012, which are registered under the Securities Act of 1933, upon the terms and subject to the conditions set forth in the prospectus dated January 12, 2005. The exchange offer was completed for $146.5 million principal amount of the 7 5⁄8% Senior Notes on February 18, 2005. The remaining $3.5 million principal amount of the old notes remains outstanding. The terms of the new notes are identical in all material respects to those of the old notes, except for certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes. Interest on the 7 5⁄8% Senior Notes is payable semi-annually on December 15 and June 15 of each year. Based on the current outstanding principal amount of the 7 5⁄8% Senior Notes, the Company's semi-annual interest payments are $5.7 million.

Except as set forth in the Indenture governing the 7 5⁄8% Senior Notes ("7 5⁄8% Senior Notes Indenture"), the 7 5⁄8% Senior Notes are not redeemable prior to December 15, 2008. Thereafter, the 7 5⁄8% Senior Notes will be redeemable at the option of California Lyon, in whole or in part, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any. In addition, on or before December 15, 2007, California Lyon may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of qualified equity offerings at a redemption price equal to 107.625% of the principal amount, plus accrued and unpaid interest, if any.

As of December 31, 2005, the outstanding 7 5⁄8% Senior Notes with a face value of $150.0 million had a fair value of approximately $132.4 million, based on quotes from industry sources.

***10 3⁄4% Senior Notes***

California Lyon filed a Registration Statement on Form S-3 with the Securities and Exchange Commission for the sale of $250.0 million of 10 3⁄4% Senior Notes due 2013 (the "10 3⁄4% Senior Notes") which became effective on March 12, 2003. The offering closed on March 17, 2003 and was fully subscribed and issued. The notes were issued at a price of 98.493% to the public, resulting in net proceeds to the Company of approximately $246.2 million. The purchase price reflected a discount to yield 11% under the effective interest method and the notes have been reflected net of the unamortized discount in the consolidated balance sheet. Interest on the

10¾% Senior Notes is payable on April 1 and October 1 of each year. Based on the current outstanding principal amount of the 10¾% Senior Notes, the Company's semi-annual interest payments are $13.4 million.

Except as set forth in the Indenture governing the 10¾% Senior Notes ("10¾% Senior Notes Indenture"), the 10¾% Senior Notes are not redeemable prior to April 1, 2008. Thereafter, the 10¾% Senior Notes will be redeemable at the option of California Lyon, in whole or in part, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any. In addition, on or before April 1, 2006, California Lyon may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of qualified equity offerings at a redemption price equal to 110.75% of the principal amount, plus accrued and unpaid interest, if any.

As of December 31, 2005, the outstanding 10¾% Senior Notes with a face value of $246.9 million had a fair value of approximately $258.1 million, based on quotes from industry sources.

***7½% Senior Notes***

On February 6, 2004, California Lyon closed its offering of $150.0 million principal amount of 7½% Senior Notes due 2014 (the "7½% Senior Notes"). The notes were sold pursuant to Rule 144A and outside the United States to non-U.S. persons in reliance on Regulation S. The notes were issued at par, resulting in net proceeds to the Company of approximately $147.6 million. California Lyon agreed to file a registration statement with the Securities and Exchange Commission relating to an offer to exchange the notes for publicly tradeable notes having substantially identical terms. On July 16, 2004, the Securities and Exchange Commission declared the registration statement effective and California Lyon commenced an offer to exchange any and all of its outstanding $150.0 million aggregate principal amount of 7½% Senior Notes due 2014, which are not registered under the Securities Act of 1933, for a like amount of its new 7½% Senior Notes due 2014, which are registered under the Securities Act of 1933, upon the terms and subject to the conditions set forth in the prospectus dated July 16, 2004. The exchange offer was completed for the full principal amount of the 7½% Senior Notes on August 17, 2004. The terms of the new notes are identical in all material respects to those of the old notes, except for certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes. The new notes have been listed on the New York Stock Exchange. Interest on the 7½% Senior Notes is payable on February 15 and August 15 of each year. Based on the current outstanding principal amount of 7½% Senior Notes the Company's semi-annual interest payments are $5.6 million.

Except as set forth in the Indenture governing the 7½% Senior Notes ("7½% Senior Notes Indenture"), the 7½% Senior Notes are not redeemable prior to February 15, 2009. Thereafter, the 7½% Senior Notes will be redeemable at the option of California Lyon, in whole or in part, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any. In addition, on or before February 15, 2007, California Lyon may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of qualified equity offerings at a redemption price equal to 107.50% of the principal amount, plus accrued and unpaid interest, if any.

As of December 31, 2005, the outstanding 7½% Senior Notes with a face value of $150.0 million had a fair value of $129.8 million, based on quotes from industry sources.

* * * * *

The 7⅝% Senior Notes, the 10¾% Senior Notes and the 7½% Senior Notes (collectively, the "Senior Notes") are senior unsecured obligations of California Lyon and are unconditionally guaranteed on a senior unsecured basis by William Lyon Homes, a Delaware corporation ("Delaware Lyon"), which is the parent company of California Lyon, and all of Delaware Lyon's existing and certain of its future restricted subsidiaries. The Senior Notes and the guarantees rank senior to all of the Company's and the guarantors' debt that is expressly subordinated to the Senior Notes and the guarantees, but are effectively subordinated to all of the

Company's and the guarantors' senior secured indebtedness to the extent of the value of the assets securing that indebtedness.

Upon a change of control as described in the respective Indentures governing the Senior Notes (the "Senior Notes Indentures"), California Lyon will be required to offer to purchase the Senior Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any.

If the Company's consolidated tangible net worth falls below $75.0 million for any two consecutive fiscal quarters, California Lyon will be required to make an offer to purchase up to 10% of each class of Senior Notes originally issued at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest, if any.

California Lyon is 100% owned by Delaware Lyon. Each subsidiary guarantor is 100% owned by California Lyon or Delaware Lyon. All guarantees of the Senior Notes are full and unconditional and all guarantees are joint and several. There are no significant restrictions on the ability of Delaware Lyon or any guarantor to obtain funds from subsidiaries by dividend or loan.

The Senior Notes Indentures contain covenants that limit the ability of Delaware Lyon and its restricted subsidiaries to, among other things: (i) incur additional indebtedness; (ii) pay dividends or make other distributions or repurchase its stock; (iii) make investments; (iv) sell assets; (v) incur liens; (vi) enter into agreements restricting the ability of Delaware Lyon's restricted subsidiaries (other than California Lyon) to pay dividends; (vii) enter into transactions with affiliates; and (viii) consolidate, merge or sell all or substantially all of Delaware Lyon's and California Lyon's assets. These covenants are subject to a number of important exceptions and qualifications as described in the Senior Notes Indentures.

The foregoing summary is not a complete description of the Senior Notes and is qualified in its entirety by reference to the Senior Notes Indentures.

The net proceeds of the offerings were used to repay amounts outstanding under revolving credit facilities and other indebtedness. The remaining proceeds were used to pay fees and commissions related to the offering and for other general corporate purposes.

At December 31, 2005, the Company had approximately $109.5 million of secured indebtedness, (excluding approximately $16.2 million of secured indebtedness of consolidated entities) and approximately $316.7 million of additional secured indebtedness available to be borrowed under the Company's credit facilities, as limited by the Company's borrowing base formulas.

***Revolving Credit Facilities***

As of December 31, 2005, the Company has four revolving credit facilities which have an aggregate maximum loan commitment of $410.0 million and mature at various dates through 2008. A $90.0 million revolving line of credit "expires" in October 2006. After that date the Company may borrow amounts, subject to applicable borrowing base and concentration limitations, under this facility solely to complete the construction of residences begun prior to such date in approved projects funded by disbursements under this facility. The final maturity date is the earlier of the date upon which the last residence, the construction of which was financed with proceeds of this loan, is sold or the date upon which such last residence is excluded from the borrowing base by the passage of time under this facility. However, as in the past the Company expects the maturity to be extended by the lender at each maturity date for an additional year. A $150.0 million revolving line of credit finally matures in September 2008, although after September 2006, advances under this facility may only be made to complete previously approved projects approved on or before such date. The maximum commitment of $150.0 million under this facility is reduced by the aggregate amount of loan commitments under separate project loans issued by the lender or its affiliates to the Company or its affiliates with respect to projects that are not cross-collateralized with the collateral under this credit facility. A $70.0 million revolving line of credit initially "matures" in September 2006. After that date: a) the maximum commitment under this facility reduces at a rate of $8.75 million per quarter beginning with the quarter ending December 31, 2006, with a final maturity date of September 2008, and b) advances may only be used to complete previously approved projects subject to the borrowing base as of the initial maturity date. A $100.0 million revolving line of credit matures in June 2008, although after June 2007, the lender is not required to make advances under this facility. Effective on March 8, 2006, the Company entered into an agreement with a lender for an additional revolving credit facility in the amount of $50.0 million. In addition, in March 2006 the Company agreed in principle to enter into an agreement with another lender for an additional revolving credit facility in the amount of $50.0 million. The facilities mature in February and March 2008, respectively. After giving effect to the two additional revolving credit facilities, the Company's aggregate maximum loan commitment under the six revolving credit facilities will be $510.0 million.

Availability under each credit facility is subject not only to the maximum amount committed under the respective facility, but also to both various borrowing base and concentration limitations. The borrowing base limits lender advances to certain agreed percentages of asset value. The allowed percentage generally increases as the asset progresses from land under development to residence subject to contract of sale. Advances for each type of collateral become due in whole or in part, subject to possible re-borrowing, and/or the collateral becomes excluded from the borrowing base, after a specified period or earlier upon sale. Concentration limitations further restrict availability under the credit facilities. The effect of these borrowing base and concentration limitations essentially is to mandate minimum levels of the Company's investment in a project, with higher percentages of investment required at earlier phases of a project, and with greater absolute dollar amounts of investment required as a project progresses. Each revolving credit facility is secured by deeds of trust on the real property and improvements thereon owned by the Company in the subdivision project(s) approved by the respective lender, as well as pledges of all net sale proceeds, related contracts and other ancillary property. Also, each credit facility includes financial covenants, which may limit the amount that may be borrowed thereunder. Outstanding advances bear interest at various rates, which approximate the prime rate. As of December 31, 2005, $50.0 million was outstanding under these credit facilities, with a weighted-average interest rate of 6.892%, and the undrawn availability was $316.7 million as limited by the borrowing base formulas. Interest on the revolving credit facilities is calculated on the average, outstanding daily balance and is paid following the end of each month. During the year ended December 31, 2005, the Company borrowed $1.113 billion and repaid $1.070 billion under these facilities. The maximum amount outstanding was $200.5 million and the weighted average borrowings were $113.6 million during the year ended December 31, 2005. Interest incurred on the revolving credit facilities for the year ended December 31, 2005 was $8.2 million. Delaware Lyon has guaranteed on an unsecured basis California Lyon's obligations under certain of the revolving credit facilities and has provided an unsecured environmental indemnity in favor of the lender under the $125.0 million bank line of credit. The Company routinely makes borrowings under its revolving credit facilities in the ordinary course of business within the maximum aggregate loan commitment amounts to fund its operations, including its land acquisition and home building activities, and repays such borrowings, as required by the credit facilities, with the net proceeds from sales of the real property, including homes, which secure the applicable credit facility.

Under the revolving credit facilities, the Company is required to comply with a number of covenants, the most restrictive of which require Delaware Lyon to maintain:

- A tangible net worth, as defined, of $120.0 million, adjusted upwards quarterly by 50% of Delaware Lyon's quarterly net income after March 31, 2002,
- A ratio of total liabilities to tangible net worth, each as defined, of less than 3.25 to 1; and
- Minimum liquidity, as defined, of at least $10.0 million.

As of and for the year ending December 31, 2005, the Company is in compliance with these covenants.

### *Construction Notes Payable*

At December 31, 2005, the Company had construction notes payable on certain consolidated entities amounting to $16.2 million. The construction notes have various maturity dates through 2008 and bear interest at rates ranging from prime to prime plus 0.25% at December 31, 2005. Interest is calculated on the average daily balance and is paid following the end of each month.

### *Seller Financing*

At December 31, 2005, the Company had $11.7 million of notes payable outstanding related to land acquisitions for which seller financing was provided. The seller financing notes are due at various dates through December 2007 and bear interest at rates ranging from 9.0% to 12.0% at December 31, 2005. Interest is calculated on the average principal balance outstanding and is accrued and paid when the financing is repaid.

### *Revolving Mortgage Warehouse Credit Facilities*

The Company, through its mortgage subsidiary and one of its unconsolidated joint ventures, has entered into two revolving mortgage warehouse credit facilities with banks to fund its mortgage origination operations. The original credit facility, which matures in May 2006, provides for revolving loans of up to $30.0 million outstanding, $20.0 million of which is committed (lender obligated to lend if stated conditions are satisfied) and $10.0 million is not committed (lender advances are optional even if stated conditions are otherwise satisfied). In October 2005, the original credit facility was increased to $48.0 million for the period November 2005 through February 2006, $32 million of which is committed and $16 million is not committed, and will decrease to $30.0 million, $20.0 million of which is committed and $10.0 million of which is not committed, thereafter. The Company's mortgage subsidiary and one of its unconsolidated joint ventures entered into an additional $20.0 million credit facility which matures in October 2006. In October 2005, the commitment amount of the additional credit facility was temporarily increased to $50.0 million for the period November 2005 through January 2006, and will decrease to $20.0 million, thereafter. The temporary increases in the credit facilities improved the ability of the Company's mortgage subsidiary to fund the high volume of loans that were anticipated to occur during the period. The Company expects the maturity to be extended by the lender at each maturity date for an additional year. Mortgage loans are generally held for a short period of time and are typically sold to investors within 7 to 15 days following funding. The facilities are secured by substantially all of the assets of each of the borrowers, including the mortgage loans held for sale, all rights of each of the borrowers with respect to contractual obligations of third party investors to purchase such mortgage loans, and all proceeds of sale of such mortgage loans. The facilities, which have LIBOR based pricing, also contain certain financial covenants requiring the borrowers to maintain minimum tangible net worth, leverage, profitability and liquidity. These facilities are non-recourse and are not guaranteed by the Company. At December 31, 2005 the outstanding balance under these facilities was $47.8 million.

### *Land Banking Arrangements*

The Company enters into purchase agreements with various land sellers. In some instances, and as a method of acquiring land in staged takedowns, thereby minimizing the use of funds from the Company's revolving credit facilities and other corporate financing sources and limiting the Company's risk, the Company transfers the Company's right in such purchase agreements to entities owned by third parties ("land banking arrangements"). These entities use equity contributions and/or incur debt to finance the acquisition and development of the lots. The entities grant the Company an option to acquire lots in staged takedowns. In consideration for this option, the Company makes a non-refundable deposit of 15% to 20% of the total purchase price. The Company is under no obligation to purchase the balance of the lots, but would forfeit remaining deposits and be subject to penalties if the lots were not purchased. The Company does not have legal title to these entities or their assets and has not guaranteed their liabilities. These land banking arrangements help the Company manage the financial and market risk associated with land holdings. The use of these land banking arrangements is dependent on, among other things, the availability of capital to the option provider, general housing market conditions and geographic preferences. As described in Note 2 of "Notes to Consolidated Financial Statements", Interpretation No. 46, requires the consolidation of the assets, liabilities and operations of three of the Company's land banking arrangements including, as of December 31, 2005, real estate inventories of $71.0 million. The Company participates in three land banking arrangements, which are not VIE's in accordance with Interpretation No. 46, and are not consolidated as of December 31, 2005. The deposits and penalties related to the three unconsolidated land banking arrangements have been recorded in the accompanying consolidated balance sheet. Summary information with respect to the Company's consolidated and unconsolidated land banking arrangements is as follows as of December 31, 2005 (dollars in thousands):

| | Consolidated | Unconsolidated |
|---|---|---|
| Total number of land banking projects | 3 | 3 |
| Total number of lots | 267 | 673 |
| Total purchase price | $84,085 | $116,821 |
| Balance of lots still under option and not purchased: | | |
| Number of lots | 243 | 175 |
| Purchase price | $70,986 | $ 47,282 |
| Forfeited deposits and penalties if lots are not purchased | $ 7,804 | $ 11,892 |

### *Joint Venture Financing*

The Company and certain of its subsidiaries are general partners or members in joint ventures involved in the development and sale of residential projects. As described more fully in "Recently Issued Accounting Standards", in accordance with Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended ("Interpretation No. 46") certain joint ventures have been determined to be variable interest entities in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of these joint ventures have been consolidated with the Company's financial statements as of and for the years ended December 31, 2005 and 2004. Because the Company already recognizes its proportionate share of joint venture earnings and losses under the equity method of accounting, the adoption of Interpretation No. 46 did not affect the Company's consolidated net income. The financial statements of joint ventures in which the Company is not considered the primary beneficiary are not consolidated with the Company's financial statements. The Company's investments in unconsolidated joint ventures are accounted for using the equity method because the Company has a 50% or less voting or economic interest (and thus such joint ventures are not controlled by the Company). Income allocations and cash distributions to the Company from the unconsolidated joint ventures are based on predetermined formulas between the Company and its joint venture partners as specified in the applicable partnership or operating agreements. The Company generally receives, after partners' priority returns and returns of partners' capital, approximately 50% of the profits and cash flows from joint ventures. See Note 2 of "Notes to Consolidated Financial Statements" for condensed combined financial information for the joint ventures whose financial statements have been consolidated with the Company's financial statements. See Note 5 of "Notes to Consolidated Financial Statements" for condensed combined financial information for the unconsolidated joint ventures. Based upon current estimates, substantially all future development and construction costs incurred by the joint ventures will be funded by the venture partners or from the proceeds of construction financing obtained by the joint ventures.

As of December 31, 2005, the Company's investment in and advances to unconsolidated joint ventures was $0.4 million and the venture partners' investment in such joint ventures was $0.2 million. As of December 31, 2005, these joint ventures had obtained financing from construction lenders which amounted to $32.4 million of outstanding indebtedness.

During the year ended December 31, 2002, one of the Company's joint ventures ("Existing Venture") was restructured such that the Company was required to purchase the 538 lots owned by the Existing Venture on a specified takedown basis through October 15, 2003 at a purchase price equal to the future cost of such lots including a 20% preferred return on invested capital to the outside partner of the Existing Venture. During the year ended December 31, 2002, the first 242 lots were purchased from the Existing Venture for $64.5 million, which included a $12.5 million preferred return to the outside partner of the Existing Venture. The 242 lots were purchased by a newly formed joint venture ("New Venture") between the Company and an outside partner. The Company was required to and did purchase the 242 lots owned by the New Venture on a specified takedown basis through May 15, 2004 at a purchase price equal to $74.2 million plus a 13 ½% preferred return on invested capital to the outside partner of the New Venture. Because the Company was required to purchase the lots owned by both the Existing Venture and the New Venture, and the Company controlled both ventures, the financial statements of both ventures have been consolidated with the Company's financial statements. During the year ended December 31, 2002, an additional 44 lots were purchased from the Existing Venture for $19.8 million, which included a $4.0 million preferred return to the outside partner of the Existing Venture. The 44 lots were purchased through a land banking arrangement. During the year ended December 31, 2003, an additional 219 lots were purchased from the Existing Venture for $74.9 million, which included a $21.7 million preferred return to the outside partner of the Existing Venture. These purchases included (i) 172 lots which were purchased from the Existing Venture under a land banking arrangement for $56.6 million, which included a $16.4 million preferred return to the outside partner of the Existing Venture and (ii) 47 lots which were purchased by the New Venture from the Existing Venture for $18.3 million, which included a $5.3 million preferred return to the outside partner of the Existing Venture. During the year ended December 31, 2002, the Company purchased 15 lots from the New Venture for $5.1 million, all of which was paid to the outside partner as a return of capital. During the year ended December 31, 2003, the Company purchased 175 lots from the New Venture for $54.5 million, all of which was paid to the outside partner as a return of capital. During the year ended December 31, 2004, the Company purchased the remaining 99 lots from the New Venture for $34.3 million. The intercompany sales and related profits have been eliminated in consolidation.

During the year ended December 31, 2003, California Lyon and two unaffiliated parties formed a series of limited liability companies ("Development LLCs") for the purpose of acquiring three parcels of land totaling 236 acres in Irvine and Tustin, California (formerly part of the Tustin Marine Corps Air Station) and developing the land into 1,910 residential homesites. As of December 31, 2005, the Development LLCs sold substantially all of the lots. During the year ended December 31, 2005, California Lyon purchased 829 lots from the Development LLCs for a purchase price of $183.6 million, of which 267 lots were purchased through three land banking arrangements for a purchase price of $84.1 million (see Note 2 of "Notes to Consolidated Financial Statements" for additional information regarding the Company's land banking arrangements). California Lyon has a 12 ½% indirect, minority interest in the Development LLCs and during the year ended December 31, 2005 earned income of $9.8 million from the sale of lots by the Development LLCs, of which $5.2 million was deferred as a reduction to the cost basis of the lots purchased by California Lyon and will be recognized when homes are constructed on the lots and sold to third parties.

The Company is a member in an unconsolidated joint venture limited liability company formed for the purpose of acquiring and developing land in Pahrump, Nevada. At December 31, 2005, the unconsolidated joint venture had outstanding land acquisition and development debt of $32.4 million, of which the Company guaranteed $16.2 million.

### *Assessment District Bonds*

In some jurisdictions in which the Company develops and constructs property, assessment district bonds are issued by municipalities to finance major infrastructure improvements and fees. Such financing has been an important part of financing master-planned communities due to the long-term nature of the financing, favorable interest rates when compared to the Company's other sources of funds and the fact that the bonds are sold, administered and collected by the relevant government entity. As a landowner benefited by the improvements, the Company is responsible for the assessments on its land. When the Company's homes or other properties are sold, the assessments are either prepaid or the buyers assume the responsibility for the related assessments. See Note 10 of "Notes to Consolidated Financial Statements."

### *Cash Flows — Comparison of Years Ended December 31, 2005 and 2004*

Net cash (used in) provided by operating activities changed from a source of $87.3 million in 2004 to a use of $44.5 million in 2005. The change was primarily as a result of (i) an increase in equity in income of unconsolidated joint ventures from a loss of $0.7 million in 2004 to income of $4.3 million in 2005, (ii) an increase in distributions of income from unconsolidated joint ventures from none in 2004 to $2.7 million in 2005, (iii) a decrease in net changes in receivables from an increase of $9.2 million in 2004 to a decrease of $104.2 million in 2005, due to approximately $95.7 million of escrow proceeds receivable as of December 31, 2005 compared to approximately $24.7 million as of December 31, 2004 and (iv) increased net expenditures in real estate inventories from $195.3 million in 2004 to $232.2 million in 2005. The successful issuance of the 10¾% Senior Notes in 2003 and the 7½% Senior Notes and 7⅝% Senior Notes in 2004, offset by the repayment of the 12½% Senior Notes (as described in financing activities below), provided the Company with increased financial resources. The risks inherent in purchasing and developing land increase as consumer demand for housing decreases. Thus, the Company may have bought and developed land on which it cannot profitably build and sell homes. The market value of land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions, the Company may have to sell homes at significantly lower margins or at a loss.

Net cash provided by (used in) investing activities changed from a use of $17.1 million in 2004 to a source of $16.5 million in 2005. The change was primarily as a result of (i) a decrease in investments in and advances to unconsolidated joint ventures from $9.4 million in 2004 to $1.4 million in 2005, (ii) an increase in distributions of capital from unconsolidated joint ventures from $10.1 million in 2004 to $20.5 million in 2005 and (iii) a decrease in purchases of property and equipment from $17.8 million in 2004 to $2.6 million in 2005, due to the purchase of an aircraft in 2004.

Net cash (used in) provided by financing activities decreased from a source of $1.7 million in 2004 to a use of $15.7 million in 2005. The change was primarily as a result of (i) an increase in net borrowings on notes payable from net principal payments of $127.4 million in 2004 to net borrowings of $60.7 million in 2005, (ii) the issuance of the 7⅝% Senior Notes and the 7½% Senior Notes in 2004 with no issuance of senior notes in 2005, (iii) a decrease in net minority interest distributions from $86.8 million in 2004 to $76.7 million in 2005 and (iv) the repurchase of shares of common stock of $81.0 million in 2004 with no comparable amount in 2005.

### *Cash Flows — Comparison of Years Ended December 31, 2004 and 2003*

Net cash provided by (used in) operating activities changed from a use of $122.5 million in 2003 to a source of $87.3 million in 2004. The change was primarily a result of (i) an increase in operating income as a result of increased deliveries and operating revenues and (ii) a decrease in cash distributions of income from unconsolidated joint ventures from $37.5 million in 2004 to none in 2004 due to the consolidation of certain joint ventures due to the adoption of Interpretation No. 46 as described above. Net expenditures on real estate were relatively unchanged at $195.3 million in 2004 compared to $206.0 million in 2003. The successful issuance of the 10¾% Senior Notes in 2003 and the 7½% Senior Notes and 7⅝% Senior Notes in 2004, offset by the repayment of the 12½% Senior Notes (as described in financing activities below), provided the Company with increased financial resources. The risks inherent in purchasing and developing land increase as consumer demand for housing decreases. Thus, the Company may have bought and developed land on which it cannot profitably build and sell homes. The market value of land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions, the Company may have to sell homes at significantly lower margins or at a loss.

Net cash (used in) provided by investing activities decreased to a use of $17.1 million in 2004 from a source of $13.0 million in 2003. The change was primarily a result of (i) a decrease in cash distributions from unconsolidated joint ventures to $10.1 million in 2004 from $22.0 million in 2003 and (ii) an increase in cash paid for property and equipment to $17.8 million in 2004 from $0.6 in 2003 due to the purchase of an aircraft.

Net cash provided by financing activities decreased to $1.7 million in 2004 from $117.0 million in 2003, primarily as a result of (i) the net proceeds of $148.5 million and $147.6 million from the issuance of the 7⅝% Senior Notes and 7½% Senior Notes, respectively, in 2004 compared to the net proceeds of $246.2 million from the issuance of the 10¾% Senior Notes and repayment of $70.3 million of the 12½% Senor Notes in 2003, (ii) net minority interest distributions of $86.8 in 2004 compared to net minority interest contributions of $61.4 million in 2003 and (iii) the repurchase of shares of common stock of $81.0 million in 2004 compared to $7.2 million in 2003.

### Off-Balance Sheet Arrangements

The Company enters into certain off-balance sheet arrangements including joint venture financing, option agreements, land banking arrangements and variable interests in consolidated and unconsolidated entities. These arrangements are more fully described above and in Notes 2, 5 and 10 of "Notes to Consolidated Financial Statements".

### Contractual Obligations

The Company's contractual obligations consisted of the following at December 31, 2005 (in thousands):

| | | Payments due by period | | | |
|---|---|---|---|---|---|
| **Contractual obligations** | **Total** | **Less than 1 year** | **1-3 years** | **3-5 years** | **More than 5 years** |
| Revolving credit facilities | $ 105,533 | $ 61,150 | $ 44,383 | $ — | $ — |
| Construction notes payable | 17,033 | 6,571 | 10,462 | — | — |
| Seller financing | 14,088 | 1,310 | 12,778 | — | — |
| 7⅝% Senior Notes | 230,063 | 11,438 | 22,875 | 22,875 | 172,875 |
| 10¾% Senior Notes | 444,844 | 26,875 | 53,750 | 53,750 | 310,469 |
| 7½% Senior Notes | 241,406 | 11,250 | 22,500 | 22,500 | 185,156 |
| Operating leases | 11,482 | 3,261 | 5,377 | 2,280 | 564 |
| Purchase obligations: | | | | | |
| Land purchases and option commitments | 944,701 | 344,056 | 299,106 | 77,384 | 224,155 |
| Project commitments | 361,111 | 295,656 | 49,091 | 16,364 | — |
| Total | $2,370,261 | $761,567 | $520,322 | $195,153 | $893,219 |

### Inflation

The Company's revenues and profitability may be affected by increased inflation rates and other general economic conditions. In periods of high inflation, demand for the Company's homes may be reduced by increases in mortgage interest rates. Further, the Company's profits will be affected by its ability to recover through higher sales prices increases in the costs of land, construction, labor and administrative expenses. The Company's ability to raise prices at such times will depend upon demand and other competitive factors.

### Critical Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those which impact its most critical accounting policies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes that the following accounting policies are among the most important to a portrayal of the Company's financial condition and results of operations and require among the most difficult, subjective or complex judgments:

***Real Estate Inventories and Cost of Sales***

Real estate inventories are carried at cost net of impairment losses, if any. Real estate inventories consist primarily of deposits, raw land, lots under development, homes under construction and completed homes of real estate projects. All direct and indirect land costs, offsite and onsite improvements and applicable interest and other carrying charges are capitalized to real estate projects during periods when the project is under development. Land, offsite costs and all other common costs are allocated to land parcels benefited based upon relative fair values before construction. Onsite construction costs and related carrying charges (principally interest and property taxes) are allocated to the individual homes within a phase based upon the relative sales value of the homes. The estimation process involved in determining relative fair values and sales values is inherently uncertain because it involves estimates of current market values for land parcels before construction as well as future sales values of individual homes within a phase. The Company's estimate of future sales values is supported by the Company's budgeting process. The estimate of future sales values is inherently uncertain because it requires estimates of current market conditions as well as future market events and conditions. Additionally, in determining the allocation of costs to a particular land parcel or individual home, the Company relies on project budgets that are based on a variety of assumptions, including assumptions about construction schedules and future costs to be incurred. It is possible that actual results could differ from budgeted amounts for various reasons, including construction delays, increases in costs which have not yet been committed, or unforeseen issues encountered during construction that fall outside the scope of contracts obtained. While the actual results for a particular construction project are accurately reported over time, a variance between the budget and actual costs could result in the understatement or overstatement of costs and a related impact on gross margins in a specific reporting period. To reduce the potential for such distortion, the Company has set forth procedures which have been applied by the Company on a consistent basis, including assessing and revising project budgets on a monthly basis, obtaining commitments from subcontractors and vendors for future costs to be incurred, reviewing the adequacy of warranty accruals and historical warranty claims experience, and utilizing the most recent information available to estimate costs. The variances between budget and actual amounts identified by the Company have historically not had a material impact on its consolidated results of operations. Management believes that the Company's policies provide for reasonably dependable estimates to be used in the calculation and reporting of costs. The Company relieves its accumulated real estate inventories through cost of sales for the cost of homes sold, as described more fully below in the section entitled "Sales and Profit Recognition."

***Impairment of Real Estate Inventories***

The Company accounts for its real estate inventories under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("Statement No. 144"). Statement No. 144 requires impairment losses to be recorded on real estate inventories when indicators of impairment are present and the undiscounted cash flows estimated to be generated by real estate inventories are less than the carrying amount of such assets. The estimation process used in determining the undiscounted cash flows of the assets is inherently uncertain because it involves estimates of future revenues and costs. As described more fully above in the section entitled "Real Estate Inventories and Cost of Sales", estimates of revenues and costs are supported by the Company's budgeting process. When an impairment loss is required for assets to be held and used by the Company, the related assets are adjusted to their estimated fair value.

The results of operations for the year ended December 31, 2005 included a non-cash charge of $4.6 million to record an impairment loss related to a golf course in the Company's San Diego Division. The impairment loss was primarily attributable to lower than expected cash flows and continued net operating losses since the golf course opened in 2002. As a result, the future undiscounted cash flows estimated to be generated were determined to be less than the assets carrying amount. Accordingly, the golf course asset was written-down to its estimated fair value. The non-cash charge is reflected in other operating costs in the accompanying consolidated statements of income.

Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than a forced or liquidation sale. The estimation process involved in determining if assets have been impaired and in the determination of fair value is inherently uncertain because it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic and market conditions, as well as the availability of suitable financing to fund development and construction activities. The realization of the Company's real estate inventories is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from their estimated fair values.

***Sales and Profit Recognition***

A sale is recorded and profit recognized when a sale is consummated, the buyer's initial and continuing investments are adequate, any receivables are not subject to future subordination, and the usual risks and rewards of ownership have been transferred to the buyer in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 66, *Accounting for Sales of Real Estate.* When it is determined that the earnings process is not complete, profit is deferred for recognition in future periods. The profit recorded by the Company is based on the calculation of cost of sales which is dependent on the Company's allocation of costs which is described in more detail above in the section entitled "Real Estate Inventories and Cost of Sales".

***Variable Interest Entities***

Certain land purchase contracts and lot option contracts are accounted for in accordance with Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended ("Interpretation No. 46"). In addition, all joint ventures are reviewed and analyzed under Interpretation No. 46 to determine whether or not these arrangements are accounted for under the principles of Interpretation No. 46 or other accounting rules. Under Interpretation No. 46, a variable interest entity ("VIE") is created when (i) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) the entity's equity holders as a group either (a) lack direct or indirect ability to make decisions about the entity through voting or similar rights, (b) are not obligated to absorb expected losses of the entity if they occur or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE pursuant to Interpretation No. 46, the enterprise that absorbs a majority of the expected losses, receives a majority of the entity's expected residual returns, or both, is considered the primary beneficiary and must consolidate the VIE. Expected losses and residual returns for VIEs are calculated based on the probability of estimated future cash flows as defined in Interpretation No. 46. Based on the provisions of Interpretation No. 46, whenever the Company enters into a land purchase contract or an option contract for land or lots with an entity and makes a non-refundable deposit, or enters into a joint venture, a VIE may be created and the arrangement is evaluated under Interpretation No. 46. In order to (i) evaluate whether the equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support from other parties, (ii) calculate expected losses, expected residual returns and the probability of estimated future cash flows, and (iii) determine whether the Company is the primary beneficiary, the Company must exercise significant judgment regarding the interpretation of the terms of the underlying agreements in light of Interpretation No. 46 and make assumptions regarding future events that may or may not occur. The terms of these agreements are subject to various interpretations and the assumptions used by the Company are inherently uncertain. The use by the Company of different interpretations and/or assumptions could affect the Company's evaluation as to whether or not land purchase contracts, lot option contracts or joint ventures are VIEs and whether or not the Company is the primary beneficiary of the VIE.

The Company's critical accounting policies are more fully described in Note 1 of the "Notes to Consolidated Financial Statements."

### Related Party Transactions

See Item 13 and Note 9 of the "Notes to Consolidated Financial Statements" for a description of the Company's transactions with related parties.

### Proposed Transaction

On April 26, 2005, General William Lyon announced that he was proposing to acquire the outstanding publicly held minority interest in the Company's common stock for $82 per share in cash. General Lyon stated that this transaction would be contingent upon approval by the Board of Directors or a duly appointed special committee of the Board of Directors. The Board of Directors subsequently formed a special committee of independent directors to consider General Lyon's proposal with the assistance of outside financial and legal advisors which the special committee retained. On June 20, 2005, the special committee announced that it had determined that the proposal by General Lyon was inadequate. On June 28, 2005, General Lyon announced that he was withdrawing his proposal. On July 25, 2005, the Company announced that its Board of Directors had disbanded the special committee. On July 25, 2005, General Lyon announced that he was discontinuing his efforts at that time to take the Company private. In connection with the special committee's consideration of this proposed transaction, the Company has incurred approximately $2.2 million in financial advisory and legal expenses which are reflected as a charge in the Company's results of operations for the year ended December 31, 2005.

Effective August 5, 2005, General James Dalton, William McFarland, Michael Meyer and Randolph Westerfield resigned from the Board of Directors of the Company. These directors were all independent directors of the Company who served on the Special Committee of the Board of Directors that had been created to evaluate the offer made by General Lyon. Additional information regarding the director resignations, including the effect of such resignations on the Company's compliance with the listing requirements of the New York Stock Exchange (the "NYSE"), is contained in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2005.

On October 17, 2005, the Board of Directors of the Company appointed three new independent directors to the Board of Directors: Harold H. Greene, Gary H. Hunt and Arthur B. Laffer. At the Annual Meeting of Holders of Common Stock held on November 9, 2005, the stockholders elected eight directors to serve on the Board of Directors for the coming year (and until each director's successor shall have been duly elected and qualified), including Messrs. Greene, Hunt and Laffer, as well as General William Lyon, Wade H. Cable, Richard E. Frankel and William H. Lyon. On January 17, 2006, the Board of Directors of the Company appointed Lawrence M. Higby as an additional independent director to the Board of Directors. As a result of these appointments and elections and the associated Board committee assignments, the Company has regained compliance with the listing requirements of the NYSE, including a majority of independent directors on the Board and the requisite composition of the Nominating and Corporate Governance Committee and the Audit Committee.

See "Part I—Item 3. Legal Proceedings" for information on certain lawsuits which were filed relating to General Lyon's proposal.

### Recently Issued Accounting Standards

On June 29, 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 04-05, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-05"). The scope of EITF 04-05 is limited to limited partnerships or similar entities (such as limited liability companies that have governing provisions that are the functional equivalent of a limited partnership) that are not variable interest entities under Interpretation No. 46 and provides a new framework for addressing when a general partner in a limited partnership, or managing member in the case of a limited liability company, controls the entity. Under EITF 04-05, the Company may be required to consolidate certain investments in which the Company holds a general partner or managing member interest. EITF 04-05 is effective after June 29, 2005 for new entities formed after such date and for existing entities for which the agreements are subsequently modified and is effective for the Company's fiscal year beginning January 1, 2006 for all other entities. The adoption of EITF 04-05 did not have any impact on the Company's financial statements as of December 31, 2005. The Company has not yet determined the anticipated impact of adopting EITF 04-05 for arrangements existing at June 29, 2005. However, EITF 04-05 may require the consolidation of the assets, liabilities and operations of certain of the Company's homebuilding and land development joint ventures. Since the Company already recognizes its proportionate share of joint venture earnings and losses under the equity method of accounting, the adoption of EITF 04-05 will not impact the Company's consolidated net income.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended ("Interpretation No. 46"), which addresses the consolidation of variable interest entities ("VIEs"). Under Interpretation No. 46, arrangements that are not controlled through voting or similar rights are accounted for as VIEs. An enterprise is required to consolidate a VIE if it is the primary beneficiary of the VIE. Interpretation No. 46 applies immediately to arrangements created after January 31, 2003 and, with respect to arrangements created before February 1, 2003, the interpretation was applied to the Company as of January 1, 2004.

Under Interpretation No. 46, a VIE is created when (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity through voting or similar rights, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, pursuant to Interpretation No. 46, an enterprise that absorbs a majority of the expected losses or residual returns of the VIE is considered the primary beneficiary and must consolidate the VIE.

Based on the provisions of Interpretation No. 46, the Company has concluded that under certain circumstances when the Company (i) enters into option agreements for the purchase of land or lots from an entity and pays a non-refundable deposit, (ii) enters into land banking arrangements or (iii) enters into arrangements with a financial partner for the formation of joint ventures which engage in homebuilding and land development activities, a VIE may be created under condition (ii) (b) or (c) of the previous paragraph. The Company may be deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected losses if they occur. For each VIE created, the Company will compute expected losses and residual returns based on the probability of future cash flows as outlined in Interpretation No. 46. If the Company is determined to be the primary beneficiary of the VIE, the assets, liabilities and operations of the VIE will be consolidated with the Company's financial statements.

Based on the Company's analysis of arrangements created after January 31, 2003, no VIEs had been created for the period from February 1, 2003 through December 31, 2003 with respect to option agreements as identified under clause (i) of the previous paragraph. At December 31, 2003, certain joint ventures and a land banking arrangement created after January 31, 2003 had been determined to be VIEs under Interpretation No. 46. in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of these joint ventures and land banking arrangement were consolidated with the Company's financial statements as of December 31, 2003 and for the period then ended. Effective January 1, 2004, certain additional joint ventures and land banking arrangements created prior to February 1, 2003 have been determined to be VIEs under Interpretation No. 46 in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of all these joint ventures and land banking arrangements have been consolidated with the Company's financial statements as of January 1, 2004 and for the year ended December 31, 2004. At

December 31, 2005, certain joint ventures, lot option agreements and land banking arrangements have been determined to be VIEs under Interpretation No. 46 in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of all of these joint ventures, lot option agreements and land banking arrangements have been consolidated with the Company's financial statements as of December 31, 2005, and for the year ended December 31, 2005.

### Forward-Looking Statements

Investors are cautioned that certain statements contained in this Annual Report on Form 10-K, as well as some statements by the Company in periodic press releases and some oral statements by Company officials to securities analysts and stockholders during presentations about the Company are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "hopes", and similar expressions constitute forward-looking statements. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions, which may be provided by management are also forward-looking statements as defined in the Act. Forward-looking statements are based upon expectations and projections about future events and are subject to assumptions, risks and uncertainties about, among other things, the Company, economic and market factors and the homebuilding industry.

Actual events and results may differ materially from those expressed or forecasted in the forward-looking statements due to a number of factors. The principal factors that could cause the Company's actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, changes in general economic conditions either nationally or in regions in which the Company operates, terrorism or other hostilities involving the United States, whether an ownership change occurred which could, under certain circumstances, have resulted in the limitation of the Company's ability to offset prior years' taxable income with net operating losses, changes in home mortgage interest rates, changes in generally accepted accounting principles or interpretations of those principles, changes in prices of homebuilding materials, labor shortages, adverse weather conditions, the occurrence of events such as landslides, soil subsidence and earthquakes that are uninsurable, not economically insurable or not subject to effective indemnification agreements, changes in governmental laws and regulations, whether the Company is able to refinance the outstanding balances of its debt obligation at their maturity, the timing of receipt of regulatory approvals and the opening of projects and the availability and cost of land for future growth. While it is impossible to identify all such factors, factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those factors or conditions described under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company's past performance or past or present economic conditions in the Company's housing markets are not indicative of future performance or conditions. Investors are urged not to place undue reliance on forward-looking statements. In addition, the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to projections over time unless required by federal securities law.

### Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The Company's exposure to market risk for changes in interest rates relates to the Company's floating rate debt with a total outstanding balance at December 31, 2005 of $103.8 million where the interest rate is variable based upon certain bank reference or prime rates. If interest rates were to increase by 10%, the estimated impact on the Company's consolidated financial statements would be no reduction to income before provision for income taxes based on amounts outstanding and rates in effect at December 31, 2005, but would increase capitalized interest by approximately $0.9 million which would be amortized to cost of sales as home closings occur.

### Item 8. *Financial Statements and Supplementary Data*

The consolidated financial statements of William Lyon Homes and the reports of the independent registered public accounting firm, listed under Item 15, are submitted as a separate section of this report beginning on page 69 and are incorporated herein by reference.

### Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

### Item 9A. *Controls and Procedures*

*Evaluation of Disclosure Controls and Procedures.* An evaluation was performed under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. Although the Company's disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives, there can be no assurance that such disclosure controls and procedures will always achieve their stated goals under all circumstances.

*Changes in Internal Control Over Financial Reporting.* There have been no significant changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

*Management's Annual Report on Internal Control Over Financial Reporting.* The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f), and for its assessment of the effectiveness of internal control over financial reporting. Under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on the Company's evaluation under the framework in *Internal Control — Integrated Framework*, the Company's management concluded that its internal control over financial reporting was effective as of December 31, 2005.

The assessment by the Company's management of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that is included herein.

*Attestation Report of Ernst & Young LLP, an independent registered public accounting firm.*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
William Lyon Homes

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that William Lyon Homes maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The management of William Lyon Homes is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that William Lyon Homes maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, William Lyon Homes maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of William Lyon Homes as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005 and our report dated March 10, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Irvine, California
March 10, 2006

**Item 9B.** ***Other Information***

None.

## PART III

### Item 10. *Directors and Executive Officers of Registrant*

### Information Regarding the Directors of William Lyon Homes

The following table lists the Directors of the Company and provides their respective ages and current positions with the Company as of February 28, 2006. Each director holds office until the Company's next Annual Meeting and until his successor is duly elected and qualified. Except as described below, there are no family relationships between any director or executive officer and any other director or executive officer of William Lyon Homes. Biographical information for each Director is provided below.

| Name | Age | Position |
|---|---|---|
| General William Lyon | 82 | Chairman of the Board of Directors and Chief Executive Officer |
| Wade H. Cable | 57 | Director, President and Chief Operating Officer |
| Richard E. Frankel | 60 | Director |
| Harold H. Greene (a, b, c) | 66 | Director |
| Lawrence M. Higby (a, b, c) | 60 | Director |
| Gary H. Hunt (a, b, c) | 57 | Director |
| Arthur B. Laffer (b, c) | 65 | Director |
| William H. Lyon | 32 | Director, Vice President and Chief Administrative Officer |
| Alex Meruelo (a, b, c) | 43 | Director |

(a) Member of the Audit Committee

(b) Member of the Compensation Committee

(c) Member of the Nominating and Corporate Governance Committee

GENERAL WILLIAM LYON was elected director and Chairman of the Board of the former The Presley Companies in 1987 and has served the Company in that capacity since November 1999. General Lyon is the Company's Chief Executive Officer. General Lyon also serves as the Chairman of the Board, President and Chief Executive Officer of the former William Lyon Homes, which sold substantially all of its assets to the Company in 1999 and subsequently changed its name to Corporate Enterprises, Inc. In recognition of his distinguished career in real estate development, General Lyon was elected to the California Building Industry Foundation Hall of Fame in 1985. General Lyon is a retired USAF Major General and was Chief of the Air Force Reserve from 1975 to 1979. General Lyon is a director of Fidelity Financial Services, Inc. and is Chairman of the Board of Directors of Commercial Bank of California.

WADE H. CABLE served from 1985 to 1999 as a director and President and Chief Executive Officer of the former The Presley Companies and has served as a director and President and Chief Operating Officer of the Company since November 1999. Prior to joining The Presley Companies, he worked for thirteen years with Pacific Enterprises as a senior executive in various of its real estate operations, including two years as an Executive Vice President of Pacific Lighting Real Estate Group and four years as the President of Fredricks Development Company, a residential developer and homebuilder.

RICHARD E. FRANKEL has been associated with homebuilding entities for over 25 years, and joined the board of directors on January 25, 2000. From 1977 to 1997, he held key positions including Chief Financial Officer, Investment Division Manager, Vice Chairman and President of the former William Lyon Homes. Until December 31, 2005, he served as Chairman and Chief Executive Officer of William Lyon Financial Services, a wholly-owned subsidiary of the Company. He is also a director of Commercial Bank of California.

HAROLD H. GREENE joined the board of directors on October 17, 2005. Mr. Greene is a 40-year veteran of the commercial and residential real estate lending industry. He most recently served as the Managing Director for

Bank of America's California Commercial Real Estate Division from 1998 to 2001 where he was responsible for lending to commercial real estate developers in California and managed an investment portfolio of approximately $2.6 billion. From 1990 to 1998, Mr. Greene was the Executive Vice President of SeaFirst Bank in Seattle, Washington and prior to that he served as the Vice Chairman of MetroBank from 1989 to 1990 and in various positions, including Senior Vice President in charge of the Asset Based Finance Group, with Union Bank, where he worked for 27 years. Mr. Greene currently serves as a director of Gary's and Company (men's clothing retailer) and as a director and member of the audit committee of Paladin Realty Income Properties, Inc. (real estate investments).

LAWRENCE M. HIGBY was appointed to the Board of Directors on January 17, 2006 and has more than 30 years of corporate executive experience. As Chief Executive Officer of Apria Healthcare, the nation's largest integrated home healthcare provider, Mr. Higby leads Apria's strategic direction and oversees the company's operations, marketing and sales strategies, government relations, clinical services, regulatory compliance, acquisitions, human resources, finance and information systems functions. In addition, Mr. Higby serves as a board member of the Automobile Club of Southern California, the Orange County Performing Arts Center, the South Coast Repertory, and the American Association for Homecare (AAHomecare) for which he is an active member of its executive committee. Prior to joining Apria Healthcare in 1997, Mr. Higby served as President and Chief Operating Officer of Unocal's 76 Products Company and Group Vice President of Unocal Corporation from 1994 to 1997. From 1986 to 1994, Mr. Higby held various positions with The Times Mirror Company. From 1974 through 1985, he held executive management positions in sales and marketing at various divisions of New York-based PepsiCo.

GARY H. HUNT joined the board of directors on October 17, 2005. He has more than three decades of experience in government, business, major land use planning and development, as well as governmental and political affairs. Since 2001, Mr. Hunt has been the Managing Partner of California Strategies, LLC, a strategic consulting firm, in Newport Beach, California with offices in Sacramento and Los Angeles. Formerly Executive Vice President and a member of the Board of Directors and the Executive Committee of The Irvine Company, a real estate developer, for which Mr. Hunt worked for 24 years, Mr. Hunt's career also includes staff and appointed positions with the California State Legislature, U.S. House of Representatives, California Governor Ronald Reagan, and President George W. Bush. He currently serves as Chairman of the California Bay Delta Authority. He also currently serves as a director of Glenair Inc., a manufacturer of electrical connector accessories, and G-REIT, Inc., a real estate investment trust, and as Chairman of the Board of Advisors of Kennecott Land Company, a real estate land developer in Utah.

ARTHUR B. LAFFER joined the board of directors on October 17, 2005. He is the Founder and has been Chairman and Chief Executive Officer of Laffer Associates, an economic research and financial consulting firm, in San Diego, California. Dr. Laffer has also been Chief Executive Officer of Laffer Advisers Inc., a broker-dealer, since 1981, and Chief Executive Officer of Laffer Investments, an investment money management firm, since 1999. Dr. Laffer has been a leader in the nation in providing economic research and global investment-research consulting services to real estate asset managers, pension funds, financial institutions, and top corporations. Commonly known as "The Father of Supply-Side Economics," Dr. Laffer is a founding member of the U.S. Congressional Policy Advisory Board, served two terms as a member of President Reagan's Economic Policy Advisory Board, and helped shape public policy with his involvement in California's Proposition 13, the groundbreaking California initiative that drastically cut state property taxes in 1978. Dr. Laffer is a member of the board of directors and chairman of the audit and compensation committees of OXiGENE, Inc. (biopharmaceuticals); a member of the board of directors of Veolia Environment (environmental management); and a member of the board of directors and a member of the audit and compensation committees of MPS Group, Inc. (business services provider).

WILLIAM H. LYON, son of Chairman William Lyon, worked full time with the former William Lyon Homes from November 1997 through November 1999 as an assistant project manager, has been employed by the Company since November 1999 and has been a member of the board of directors since January 25, 2000. Since joining the Company, Mr. Lyon has been employed as an assistant project manager and project manager and has participated in a training program designed to expose him to the many facets of real estate development. From February 2003 until February 2005, he served as the Company's Director of Corporate Affairs. In February 2005, he was appointed Vice President and Chief Administrative Officer of the Company. Mr. Lyon received a dual B.S. in Industrial Engineering and Product Design from Stanford University in 1997.

ALEX MERUELO has invested extensively in residential and commercial real estate throughout Southern California since 1987, primarily in Hispanic neighborhoods. Mr. Meruelo currently is the President and Chief Executive Officer of Meruelo Enterprises, Inc., Cantamar Property Management, Inc. and La Pizza Loca, Inc. Mr. Meruelo currently owns and manages over 1,000 residential units and over 20 retail units and has overseen over 15 developments. Mr. Meruelo established La Pizza Loca, a fast food pizza restaurant, in 1986 and which now has over 50 franchised and company owned restaurants serving Latino communities throughout Southern California. Since 1999, Mr. Meruelo has focused his endeavors on the construction industry and, through Meruelo Enterprises, owns a number of established Southern California utility construction contractors including Herman Weissker, Inc., Doty Bros. Equipment Company and Tidwell Excavating. He has been a member of the board of directors since May 10, 2004. Mr. Meruelo is also a member of the board of directors and chairman of the audit committee of Commercial Bank of California.

***Audit Committee***. The Company has a standing Audit Committee, which is chaired by Mr. Harold H. Greene and consists of Messrs. Greene, Higby, Hunt and Meruelo. The Board has determined that all committee members are independent and financially literate under the standards established by the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange (the "NYSE"). The Board has determined that Mr. Greene is an "audit committee financial expert" as defined by the SEC.

## Information Regarding Executive Officers of William Lyon Homes

The executive officers of the Company are chosen annually by the Board of Directors and each holds office until his or her successor is chosen and qualified or until his or her death, resignation or removal. There are no family relationships between any director or executive officer and any other director or executive officer of the Company, except for William Lyon and William H. Lyon, who are father and son. The following table lists the Company's executive officers and provides their respective ages as of February 28, 2006 and their current positions.

| Name | Age | Position |
|---|---|---|
| General William Lyon | 82 | Chairman of the Board of Directors and Chief Executive Officer |
| Wade H. Cable | 57 | President and Chief Operating Officer |
| Douglas F. Bauer | 44 | Executive Vice President and Northern California Division President |
| Mary J. Connelly | 54 | Senior Vice President and Nevada Division President |
| W. Thomas Hickcox | 53 | Senior Vice President and Arizona Division President |
| Thomas J. Mitchell | 45 | Senior Vice President and Southern California Division President |
| Larry I. Smith | 51 | Senior Vice President and San Diego Division President |
| Michael D. Grubbs | 47 | Senior Vice President and Chief Financial Officer |
| Richard S. Robinson | 59 | Senior Vice President — Finance |
| Cynthia E. Hardgrave | 57 | Vice President — Tax and Internal Audit |
| W. Douglass Harris | 62 | Vice President, Corporate Controller and Corporate Secretary |
| William H. Lyon | 32 | Vice President and Chief Administrative Officer |

Officers serve at the discretion of the Board of Directors, subject to rights, if any, under contracts of employment. See "Employment Contracts" in Part III, Item 11. Biographical information for General Lyon, Mr. Cable and Mr. William H. Lyon is provided above. See "— Information Regarding the Directors of William Lyon Homes".

DOUGLAS F. BAUER, Executive Vice President and Northern California Division President, joined the Company in 1999 when it acquired substantially all of the assets of the former William Lyon Homes, where Mr. Bauer had served as Vice President — Finance and Chief Financial Officer and Northern California Division President since his hire in January 1989. Effective on July 1, 2005, Mr. Bauer was appointed Executive Vice President. He continues to serve in the position of Northern California Division President. Prior experience includes seven years at Security Pacific National Bank in Los Angeles, California in various financial positions. Mr. Bauer has more than 20 years experience in the real estate development and homebuilding industry.

MARY J. CONNELLY, Senior Vice President and Nevada Division President, joined The Presley Companies in May 1995, after eight years' association with Gateway Development, six of which were served as Managing Partner in Nevada. Ms. Connelly was Vice President — Finance for the Company's San Diego Division from 1985 to 1987, and she has more than 20 years experience in the real estate development and homebuilding industry.

W. THOMAS HICKCOX, Senior Vice President and Arizona Division President, joined the Company in May 2000. Mr. Hickcox was previously President of Continental Homes in Phoenix, Arizona, with 16 years of service at that company. Mr. Hickcox has more than 20 years experience in the real estate development and homebuilding industry.

THOMAS J. MITCHELL, Senior Vice President and Southern California Division President, joined the Company in 1999 when it acquired substantially all of the assets of the former William Lyon Homes, where Mr. Mitchell had served as a Project Manager, Vice President, and Division President since his hire in December 1988. Mr. Mitchell has more than 20 years experience in the real estate development and homebuilding industry.

LARRY I. SMITH, Senior Vice President and San Diego Division President, joined The Presley Companies in May 1995 and has served the Company in that capacity since November 1999, after six years as Vice President and Southern California Division Manager of Coleman Homes, Inc. Previous experience includes ten years in sales and marketing executive positions and consulting activities with southern California real estate firms. Mr. Smith has more than 20 years experience in the real estate development and homebuilding industry.

MICHAEL D. GRUBBS, Senior Vice President and Chief Financial Officer, joined the Company in 1999 when it acquired substantially all of the assets of the former William Lyon Homes, where Mr. Grubbs had served as Vice President and Corporate Controller after his hire in December 1992. Mr. Grubbs has more than 20 years experience in residential real estate and homebuilding finance.

RICHARD S. ROBINSON, Senior Vice President — Finance, joined the Company in 1999 when it acquired substantially all of the assets of the former William Lyon Homes, where Mr. Robinson had served since May 1997 as Senior Vice President, and as Vice President — Treasurer and other administrative positions at The William Lyon Company or one of its subsidiaries or affiliates since his hire in June 1979. His experience in residential real estate development and homebuilding finance totals more than 30 years.

CYNTHIA E. HARDGRAVE, Vice President — Tax and Internal Audit, joined the Company in 1999 when it acquired substantially all of the assets of the former William Lyon Homes, where Ms. Hardgrave had served in various tax management positions since her hire in July 1989. Ms. Hardgrave has more than 20 years experience in real estate tax and audit.

W. DOUGLASS HARRIS, Vice President, Corporate Controller and Corporate Secretary joined The Presley Companies in June 1992 and has served the Company in that capacity since November 1999. Mr. Harris has served as the Corporate Secretary of the Company since October 2002. Previously, Mr. Harris spent seven years with Shapell Industries, Inc., another major California homebuilder, as its Vice President and Corporate Controller. Mr. Harris has been involved with the real estate development and homebuilding industry for more than 30 years.

### Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of reports received by the Company during or with respect to the year ended December 31, 2005 pursuant to Rule 16a-3(e) of the Securities Exchange Act of 1934, all reports required during or with respect to the year ended December 31, 2005 on Form 3, Form 4 and Form 5 were timely filed by the Company's directors, officers and 10% stockholders.

### Code of Ethics

The Board has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that is applicable to all directors, employees, and officers of the Company. The Code of Ethics constitutes the Company's "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act and the Company's "code of business conduct and ethics" within the meaning of the listing standards of the NYSE. The Company intends to disclose future amendments to certain provisions of the Code of Ethics, or waivers of such provisions applicable to the Company's directors and executive officers, on the Company's website at www.lyonhomes.com.

The Code of Ethics is available on the Company's website at www.lyonhomes.com. In addition, printed copies of the Code of Ethics are available upon written request to Investor Relations, William Lyon Homes, 4490 Von Karman Avenue, Newport Beach, California 92660.

**Item 11.** *Executive Compensation*

## Summary Compensation Table

The following table summarizes the annual and long-term compensation during 2005 of the Company's Chief Executive Officer and the four additional most highly compensated executive officers whose annual salaries and bonuses exceeded $100,000 in total during the fiscal year ended December 31, 2005 (collectively, the "Named Officers").

| | | Annual Compensation | | | Long-Term Compensation Awards | |
|---|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary($)(1) | Bonus Paid in Specified Year But Earned in Earlier Years ($)(1),(2),(3),(4),(5) | Bonus Earned During Specified Year But Payable in Future Years($)(3),(4),(5) | Securities Underlying Options(#) | All Other Compensation ($)(6) |
| General William Lyon | 2005 | $1,000,000 | $8,766,450 | $11,198,040 | 0 | $ 0 |
| Chairman of the Board and | 2004 | 733,333 | 4,023,604 | 10,176,870 | 0 | 0 |
| Chief Executive Officer | 2003 | 600,000 | 2,368,429 | 4,535,192 | 0 | 0 |
| Wade H. Cable | 2005 | 500,000 | 8,766,450 | 11,198,040 | 0 | 6,300 |
| Director, President and Chief | 2004 | 500,000 | 4,023,604 | 10,176,870 | 0 | 6,200 |
| Operating Officer | 2003 | 500,000 | 2,368,429 | 4,535,192 | 0 | 6,000 |
| Douglas F. Bauer | 2005 | 250,000 | 2,652,134 | 3,779,580 | 0 | 6,300 |
| Executive Vice President and | 2004 | 225,000 | 717,018 | 3,273,060 | 0 | 6,200 |
| Northern California Division President | 2003 | 225,000 | 483,619 | 789,357 | 0 | 6,000 |
| Thomas J. Mitchell | 2005 | 225,000 | 2,405,595 | 2,800,920 | 0 | 6,300 |
| Senior Vice President and | 2004 | 225,000 | 1,481,180 | 2,667,000 | 0 | 6,200 |
| Southern California Division President | 2003 | 225,000 | 968,315 | 1,621,379 | 0 | 6,000 |
| W. Thomas Hickcox | 2005 | 200,000 | 582,733 | 2,467,980 | 0 | 6,300 |
| Senior Vice President and | 2004 | 200,000 | 194,625 | 710,300 | 0 | 6,200 |
| Arizona Division President | 2003 | 200,000 | 178,500 | 200,000 | 0 | 6,000 |

(1) Includes amounts which the executive would have been entitled to be paid, but which at the election of the executive were deferred by payment into the Company's 401(k) plan and deferred compensation plans. Does not include perquisites and other personal benefits, securities or property received by the executive unless the aggregate amount of such compensation is greater than the lesser of $50,000 or 10 percent of the total annual salary and bonus reported for the executive.

(2) Represents amounts paid in 2005, 2004 or 2003, respectively, under the Company's then existing executive bonus plan or employment agreement with the executive, but which were earned prior to the year of payment.

(3) The 2005 Senior Executive Bonus Plan (the "Plan") provides that the Chief Executive Officer ("CEO") and the Chief Operating Officer ("COO) are each eligible to receive a bonus of 3% of the Company's consolidated pre-tax, pre-bonus income. In addition, under the Plan, each Division President is eligible to receive a bonus of 3% of the division's pre-tax, pre-bonus income, determined after allocation to the division of its allocable portion of corporate general and administrative expenses. Awards under the Plan will be paid over two years, with 75% paid following the determination of the bonus awards, and 25% paid one year later. The amounts payable one year later are conditioned upon continued employment to the date of payment, except in the case of retirement, death or disability. All awards under the Plan will be prorated downward if the sum of all calculated awards under the Plan and the Company's 2005 bonus plans for other

officers and employees of the Company and its subsidiaries would exceed 20% of the Company's consolidated pre-tax, pre-bonus income.

(4) The 2004 Cash Bonus Plan provides that the CEO, the COO and the Chief Financial Officer ("CFO") are eligible to receive bonuses based upon specified percentages of pre-tax, pre-bonus income. Division presidents are eligible to receive bonuses based upon specified percentages of their respective division pre-tax, pre-bonus income. All other participants are eligible to receive bonuses based upon specified percentages of a bonus pool determined as a specified percentage of pre-tax, pre-bonus income. Awards are paid over two years, with 75% paid following the determination of bonus awards, and 25% paid one year later. The deferred amounts would be forfeited in the event of termination for any reason except retirement, death or disability.

(5) The 2003 Cash Bonus Plan provides that the CEO, COO and CFO are eligible to receive bonuses based upon specified percentages of pre-tax, pre-bonus income. Division presidents are eligible to receive bonuses based upon specified percentages of their respective division pre-tax, pre-bonus income. All other participants are eligible to receive bonuses based upon specified percentages of a bonus pool determined as a specified percentage of pre-tax, pre-bonus income. Awards are paid over two years, with 75% paid following the determination of bonus awards, and 25% paid one year later. The deferred amounts would be forfeited in the event of termination for any reason except retirement, death or disability.

(6) Represents matching contributions made by the Company into each executive's 401(k) plan account in an amount equal to 3% of each executive's eligible earnings, up to the maximum permitted.

At the Annual Meeting of Holders of Common Stock of the Company held on November 9, 2005, the stockholders approved the Company's 2005 Senior Executive Bonus Plan (the "Plan"). The Plan provides that the Chief Executive Officer ("CEO") and the Chief Operating Officer ("COO") are each eligible to receive a bonus of 3% of the Company's pre-tax, pre-bonus income. In addition, under the Plan, each Division President is eligible to receive a bonus of 3% of the division's pre-tax, pre-bonus income, determined after allocation to the division of its allocable portion of corporate general and administrative expenses. In addition, the Company's board of directors has approved a cash bonus plan applicable in 2005 for all of its full-time, salaried employees who are not included in the Company's 2005 Senior Executive Bonus Plan. Under this cash bonus plan, the Chief Financial Officer is eligible to receive a bonus based upon a specified percentage of the Company's pre-tax, pre-bonus income. All other participants under this cash bonus plan are eligible to receive bonuses based upon specified percentages of a bonus pool determined as a specified percentage of pre-tax, pre-bonus income.

For the CEO, COO, CFO, division presidents, executives and managers, awards under bonus plans are paid over two years, with 75% paid following the determination of bonus awards, and 25% paid one year later. The deferred amounts would be forfeited in the event of termination for any reason except retirement, death or disability.

The Company has implemented deferred compensation plans that allow certain officers and employees to defer a portion of their total income (base salary and bonuses). The deferral amount can be up to 20% of total income with a minimum of $10,000 annually.

### Options/SAR Grants in Fiscal Year Ended December 31, 2005

No options were granted during 2005 to any director or Named Officer.

On March 7, 2000, the compensation committee of the Company's board of directors unanimously voted to recommend for approval to the board of directors a proposed compensation package which included the William Lyon Homes 2000 Stock Incentive Plan (the "Stock Incentive Plan"). Subject to adoption and approval of the Stock Incentive Plan by the Company's stockholders, on April 6, 2000, acting by unanimous written consent, the board of directors approved and adopted the Stock Incentive Plan. At the Company's 2000 Annual Meeting on May 9, 2000, the stockholders adopted and approved the Stock Incentive Plan. The Stock Incentive Plan is administered by the compensation committee, by a delegation of the board of directors.

The purpose of the Stock Incentive Plan is to attract and retain the best available personnel, to provide additional incentive to key employees, officers and directors, and to promote the success of the Company's business. One million shares of common stock are reserved for issuance under the Stock Incentive Plan, subject to adjustments related to changes in capitalization.

Both options intended to qualify as incentive stock options and nonqualified options may be granted under the Stock Incentive Plan. Nonqualified stock options may be granted to employees, consultants and directors. Incentive stock options may be granted only to employees. Options may be coupled with a stock appreciation right. Grants or sales of common stock also may be made to employees, consultants or directors upon terms and conditions determined by the Stock Incentive Plan's administrator.

The Stock Incentive Plan will continue in effect for a term of ten years, unless terminated earlier as provided for in the Stock Incentive Plan. The term of each option will be stated in the applicable option agreement, but in no event may the term be more than ten years from the date of grant.

Effective on May 9, 2000, the Company issued options under the Stock Incentive Plan to purchase a total of 627,500 shares of common stock at $8.6875 per share. During the year ended December 31, 2001, the Company issued additional options under the Stock Incentive Plan to purchase 32,500 shares of common stock at an average price of $11.50 per share. During the year ended December 31, 2005, options were exercised to purchase 35,831 shares of common stock at a price of $8.6875. During the year ended December 31, 2004, options were exercised to purchase 92,964 shares, 6,666 shares and 4,166 shares of common stock at a price of $8.6875, $13.00 and $9.10, respectively. During the year ended December 31, 2003, options were exercised to purchase 240,359 shares, 10,000 shares and 8,334 shares of common stock at a price of $8.6875, $13.00 and $9.10, respectively. As of December 31, 2005, 56,666 options have been forfeited and 50,000 options priced at $8.6875 remain unexercised. All unexercised options expire on the date that is ten years after the date of the grant of such option.

### Aggregated Option Exercises and Fiscal Year-end Option Value Table

The following table sets forth the information noted for all exercises of stock options during the fiscal year ended December 31, 2005 by each of the Named Officers and the fiscal year end value of unexercised options.

| | Shares Acquired On Exercise(#)(1) | Value Realized($)(2) | Number of Securities Underlying Unexercised Options/SARs At Fiscal Year-End(#)(1) | | Value of Unexercised In-The-Money Options/SARs At Fiscal Year-End($)(1) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| General William Lyon . . . | — | — | — | — | — | — |
| Wade H. Cable . . . . . . . . . | — | — | 50,000 | 0 | $4,610,625 | 0 |
| Douglas F. Bauer . . . . . . . . | — | — | 0 | 0 | 0 | 0 |
| Thomas J. Mitchell . . . . . . | — | — | 0 | 0 | 0 | 0 |
| W. Thomas Hickcox . . . . . | — | — | 0 | 0 | 0 | 0 |

(1) All exercised, exercisable and unexercisable options for each of the Named Officers were granted on May 9, 2000 under the Stock Incentive Plan. The options granted under the Stock Incentive Plan vested one-third on May 9, 2001, one-third on May 9, 2002 and one-third on May 9, 2003. The exercise price of these options is $8.6875. The value of unexercised in-the-money options is calculated by determining the difference between the closing price of the Company's common stock on the New York Stock Exchange at December 31, 2005 ($100.90 per share) and the exercise price of the options.

(2) The value realized is calculated by determining the difference between the closing price of the Company's common stock on the New York Stock Exchange at exercise and the exercise price.

### Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2005 with respect to compensation plans under which the Company's Common Stock is authorized for issuance.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 50,000 | $8.6875 | 396,666 |
| Equity compensation plans not approved by security holders | N/A | N/A | N/A |
| Total | 50,000 | $8.6875 | 396,666 |

No compensation plan under which the Company's Common Stock is authorized for issuance was adopted without the approval of the Company's stockholders.

### Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Employees, including executive officers, enter into annual employment agreements which provide that their employment is at-will. The employment agreements with each of General William Lyon, Wade H. Cable, Douglas F. Bauer, Thomas J. Mitchell and W. Thomas Hickcox provide for an annual salary effective January 1, 2006 of $1,000,000, $500,000, $275,000, $225,000 and $200,000 respectively. Each employment agreement also provides for a monthly automobile allowance of $400, except for General William Lyon.

The Company has entered into indemnification agreements with all of its directors and the Named Officers, among others, to provide them with the maximum indemnification allowed under the Company's certificate of incorporation and applicable law, including indemnification for all judgments and expenses incurred as the result of any lawsuit in which such person is named as a defendant by reason of being a director, officer or employee of the Company, to the maximum extent such indemnification is permitted by the laws of Delaware.

### Compensation Committee Interlocks and Insider Participation

The members of the Company's Compensation Committee are Harold H. Greene, Lawrence M. Higby, Gary H. Hunt, Arthur B. Laffer and Alex Meruelo. None of the members of the Compensation Committee has ever been an officer or employee of the Company or any of its subsidiaries. None of the Company's executive officers has ever served as a director or member of the Compensation Committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served in either of those capacities for the Company.

### Director Compensation

Effective in the fourth quarter of 2005, outside directors receive an annual fee of $60,000 per year, payable $15,000 per calendar quarter, and $2,500 for each board meeting attended in person and $1,500 for each meeting attended via teleconference. In addition, the chairperson of the Audit Committee of the Board of Directors receives a fee of $10,000 per year, payable $2,500 per calendar quarter, to serve in such capacity, the chairperson of each other committee of the Board of Directors receives a fee of $7,500 per year, payable $1,875 per calendar quarter, to serve in such capacity, and other committee members receive a fee of $2,000 per year, payable $500 per calendar quarter, per committee for service on committees of the Board of Directors.

The Company has adopted the William Lyon Homes 2004 Outside Directors Deferred Compensation Plan effective as of December 28, 2004, pursuant to which each outside director may elect to defer payment of a portion or all of his annual compensation until his retirement date or a fixed payment date in the future at which time he would receive all deferred amounts and accumulated earnings thereon, if any, in a lump sum. No directors have currently elected to defer director compensation under the plan.

Under the Company's Non-Qualified Retirement Plan for Outside Directors, each outside director is eligible to receive $2,000 per month beginning on the first day of the month following death, disability or retirement at age 72; or, in the case of an outside director who ceases participation in the plan prior to death, disability or retirement at age 72 but has completed at least ten years of service as a director, eligibility for benefit payments pursuant to the plan begins on the first day of the month following the latter of (a) the day on which such person attains the age of 65, or (b) the day on which such person's service terminates after completing at least ten years of service as a director. The monthly payments will continue for the number of months that equals the number of months the outside director served as a director and are payable to the director's beneficiary in the event of the director's death. If a retired outside director receiving payments under the plan resumes his status as a director or becomes an employee, the payments under the plan are suspended during the period of such service.

No options were granted during 2005 to any director. On May 9, 2000, Mr. Cable was granted options to purchase 50,000 shares of common stock at a price of $8.6875 per share. These options vested in the following installments: one-third on May 9, 2001, one-third on May 9, 2002 and one-third on May 9, 2003. All of the options expire if unexercised on May 9, 2010. The grant of options to Mr. Cable is also discussed above. See "— Aggregated Option Exercises and Fiscal Year-end Option Value Table." No options were granted to General William Lyon or William H. Lyon.

## Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The following table sets forth certain information as to the number of shares of Common Stock beneficially owned as of February 28, 2006. The following table includes information for (a) each person or group that is known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (b) each of the directors and nominees of the Company, (c) each executive officer named in the Summary Compensation Table, and (d) all directors and executive officers of the Company as a group.

| | As of February 28, 2006 | |
|---|---|---|
| | **Shares Beneficially Owned** | **Percentage of All Common Stock(1)** |
| General William Lyon(2) | 4,413,145(3)(4) | 50.71% |
| The William Harwell Lyon 1987 Trust(5) | 1,749,259(6) | 20.22% |
| The William Harwell Lyon Separate Property Trust(5) | 331,437 | 3.83% |
| William H. Lyon(2) | 0(7) | 0.00% |
| Wade H. Cable(2) | 297,708(8)(9) | 3.42% |
| Richard E. Frankel(2) | 0 | 0.00% |
| Harold H. Greene(2) | 0 | 0.00% |
| Lawrence M. Higby(2) | 0 | 0.00% |
| Gary H. Hunt(2) | 0 | 0.00% |
| Arthur B. Laffer(2) | 0 | 0.00% |
| Alex Meruelo(2) | 0 | 0.00% |
| Douglas F. Bauer(2) | 0 | 0.00% |
| Thomas J. Mitchell(2) | 0 | 0.00% |
| W. Thomas Hickcox(2) | 0 | 0.00% |
| Barclays Global Investors N.A. and Barclays Global Fund Advisors(10) | 453,395(10) | 5.24% |
| All directors and executive officers as a group (18 persons) | 4,413,145(7)(11) | 50.71% |

(1) Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of February 28, 2006 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Stockholder is at the following mailing address: c/o William Lyon Homes, 4490 Von Karman Avenue, Newport Beach, CA 92660

(3) Includes 247,708 shares held by the Cable Family Trust, Est. 7-11-88 and 50,000 shares subject to options held by Wade H. Cable that are currently exercisable or exercisable within 60 days of February 28, 2006. General William Lyon has the power to direct the vote of all of the shares beneficially owned by the Cable Family Trust and Mr. Cable pursuant to a voting agreement among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust and Wade H. Cable, individually, dated as of May 31, 2002 (as amended, the "Voting Agreement"). See note (9).

(4) Includes 117,000 shares which are subject to a variable prepaid forward contract entered into on September 15, 2005 by General William Lyon (the "Lyon Forward Contract") and Lehman Brothers OTC Derivatives Inc. ("Lehman Brothers"). Pursuant to the Lyon Forward Contract, in exchange for a current payment from Lehman Brothers, General Lyon has an obligation to deliver up to 117,000 shares of common stock (subject to applicable adjustments) of the Company to Lehman Brothers on September 15, 2008 or may retain all or a portion of the shares subject to the Lyon Forward Contract and deliver the cash equivalent of such retained shares on such date.

(5) Stockholder is at the following mailing address: c/o Richard M. Sherman, Jr., Esq., Irell & Manella LLP, 840 Newport Center Drive, Suite 400, Newport Beach, CA 92660.

(6) Includes 58,000 shares which are subject to a variable prepaid forward contract entered into on September 15, 2005 by The William Harwell Lyon 1987 Trust (the "Trust Forward Contract") and Lehman Brothers OTC Derivatives Inc ("Lehman Brothers"). Pursuant to the Trust Forward Contract, in exchange for a current payment from Lehman Brothers, The William Harwell Lyon 1987 Trust has an obligation to deliver up to 58,000 shares of common stock (subject to applicable adjustments) of the Company to Lehman Brothers on September 15, 2008 or may retain all or a portion of the shares subject to the Trust Forward Contract and deliver the cash equivalent of such retained shares on such date.

(7) Does not include 1,749,259 shares of common stock held by The William Harwell Lyon 1987 Trust or 331,437 shares of common stock held by The William Harwell Lyon Separate Property Trust, of each of which William H. Lyon is the sole beneficiary. William H. Lyon does not have or share, directly or indirectly, the power to vote or to direct the vote of these shares, and thus, William H. Lyon disclaims beneficial ownership of these shares. See note (6).

(8) Includes 247,708 shares held by the Wade H. Cable & Susan M. Cable, Trustees of the Cable Family Trust, Est. 7-11-88 and 50,000 shares subject to options held by Wade H. Cable that are currently exercisable or exercisable within 60 days of February 28, 2006. These shares are subject to the Voting Agreement with General Lyon. See note (3). Does not include 1,203 shares directly owned by children of Mr. Cable, as to which shares Mr. Cable disclaims beneficial ownership.

(9) Includes 247,708 shares which are subject to a variable prepaid forward contract entered into on September 7, 2005 by and among Wade H. Cable and Susan M Cable, as trustees of the Cable Family Trust Est. 7-11-88 (the "Cable Trust"), (the "Cable Forward Contract") and Credit Suisse First Boston Capital LLC ("CSFB Capital"). Pursuant to the Cable Forward Contract, in exchange for a current payment from CSFB Capital, the Cable Trust has an obligation to deliver up to 247,708 shares of common stock (subject to applicable adjustments) of the Company to CSFB Capital on September 8, 2008 or may retain all or a portion of such shares subject to the Cable Forward Contract and deliver the cash equivalent of such retained shares on such date.

(10) Based solely on the Schedule 13G filed on February 6, 2006, stockholders are at the following mailing address: 45 Fremont Street, San Francisco, CA 94105. According to Item 6 of such Schedule 13G, the shares reported are held in trust accounts for the economic benefit of the beneficiaries of those accounts. Based solely on the Schedule 13G, no holder of shares is a beneficial owner of more than 5% of the Company's common stock.

(11) Includes 50,000 shares subject to options held by directors and executive officers that are currently exercisable or exercisable within 60 days of February 28, 2006 and an aggregate of 364,708 shares which are subject to variable prepaid forward contracts. See notes (4) and (9).

Except as otherwise indicated in the above notes, shares shown as beneficially owned are those as to which the named person possesses sole voting and investment power. However, under California law, personal property owned by a married person may be community property which either spouse may manage and control. The Company has no information as to whether any shares shown in this table are subject to California community property law.

### Item 13. *Certain Relationships and Related Transactions*

### Acquisition of Real Estate Projects from Entities Controlled by General William Lyon and/or William H. Lyon.

On October 26, 2000, the Company's board of directors (with General William Lyon and William H. Lyon abstaining) approved the purchase of 579 lots for a total purchase price of $12,581,000 from an entity controlled by General William Lyon and William H. Lyon. The terms of the purchase agreement provide for an initial option payment of $1,000,000 and a rolling option takedown of the lots. In addition, one-half of the net profits in excess of six percent from the development are to be paid to the seller. Phase takedowns of approximately 20 lots each were anticipated to occur at two to three month intervals for each of several product types through September 2004. As of December 31, 2004, all lots were purchased under this agreement. During the years ended December 31, 2004 and 2003, the Company purchased 92 and 72 lots, respectively, under this agreement for a total purchase price of $1,984,000 and $2,507,000, respectively. During the years ended December 31, 2005, 2004 and 2003, the Company paid $1,949,000, $1,689,000 and $0, respectively, for one-half of the net profits in excess of six percent from the development. This land acquisition qualified as an affiliate transaction under the Company's 12½% Senior Notes due July 1, 2003 Indenture dated as of June 29, 1994 ("Indenture"). Pursuant to the terms of the Indenture, the Company determined that the land acquisition is on terms that are no less favorable to the Company than those that would have been obtained in a comparable transaction by the Company with an unrelated person. The Company delivered to the Trustee under the Indenture a resolution of the Company's Board of Directors set forth in an Officers' Certificate certifying that the land acquisition is on terms that are no less favorable to the Company than those that would have been obtained in a comparable transaction by the Company with an unrelated person and the land acquisition was approved by a majority of the disinterested members of the Company's Board of Directors of the Company. Further, the Company delivered to the Trustee under the Indenture a determination of value by a real estate appraisal firm which is of regional standing in the region in which the subject property is located and is MAI certified.

### Purchase of Land from Unconsolidated Joint Venture.

The Company purchased land for a total purchase price of $116,773,000, $33,655,000 and $8,440,000 during the years ended December 31, 2005, 2004 and 2003, respectively, from certain of the Company's joint ventures.

### Agreements with Entities Controlled by William Lyon and William H. Lyon.

For the years ended December 31, 2005, 2004 and 2003, the Company incurred reimbursable on-site labor costs of $146,000, $183,000 and $277,000, respectively, for providing customer service to real estate projects developed by entities controlled by General William Lyon and William H. Lyon, of which $32,000 and $26,000 was due to the Company at December 31, 2005 and 2004, respectively. In addition, the Company earned fees of $121,000, $110,000 and $109,000, respectively, for tax and accounting services performed for entities controlled by General William Lyon and William H. Lyon during the years ended December 31, 2005, 2004 and 2003, of which $92,000 was due to the Company at December 31, 2005. In January 2006, the Company received $69,000 of the amount due at December 31, 2005.

**Rent Paid to a Trust of which William H. Lyon is the Sole Beneficiary.**

For the years ended December 31, 2005, 2004, and 2003, the Company incurred charges of $755,000, $755,000, and $753,000, respectively, related to rent on the Company's corporate office, from a trust of which William H. Lyon is the sole beneficiary.

**Charges Incurred Related to the Charter and Use of Aircraft.**

During the years ended December 31, 2004 and 2003, the Company incurred charges of $172,000 and $250,000, respectively, related to the charter and use of aircraft owned by an affiliate of General William Lyon.

Effective September 1, 2004, the Company entered into an aircraft consulting and management agreement with an affiliate (the "Affiliate") of William Lyon to operate and manage the Company's aircraft which was placed in service effective as of September 1, 2004. The terms of the agreement provide that the Affiliate shall consult and render its advice and management services to the Company with respect to all functions necessary to the operation, maintenance and administration of the aircraft. The Company's business plan for the aircraft includes (i) use by Company executives for traveling on Company business to the Company's divisional offices and other destinations, (ii) charter service to outside third parties and (iii) charter service to General William Lyon personally. Charter services for outside third parties and General William Lyon personally are contracted for at market rates. As compensation to the Affiliate for its management and consulting services under the agreement, the Company pays the Affiliate a fee equal to (i) the amount equal to 107% of compensation paid by the Affiliate for the pilots supplied pursuant to the agreement, (ii) $50 per operating hour for the aircraft and (iii) $9,000 per month for hangar rent. In addition, all maintenance work, inspections and repairs performed by the Affiliate on the aircraft are charged to the Company at the Affiliate's published rates for maintenance, inspection and repairs in effect at the time such work is completed. The total compensation paid to the Affiliate under the agreement amounted to $1,414,000 and $317,000 during the years ended December 31, 2005 and 2004, respectively.

Pursuant to the agreement above, the Company had earned revenue of $457,000 and $187,000 for charter services provided to General William Lyon personally, as of December 31, 2005 and 2004, respectively, of which $129,000 was due to the Company at December 31, 2005.

**Mortgage Loans.**

In 2005, the Company offered home mortgage loans to its employees and directors through its mortgage company subsidiary, William Lyon Financial Services (formerly Duxford Financial, Inc.). These loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These loans did not involve more than the normal risk of collectability or present other unfavorable features and were sold to investors typically within 7 to 15 days.

**Finder's Fee Agreement.**

The Company and Alex Meruelo are parties to an agreement pursuant to which Mr. Meruelo is eligible to receive a finder's fee based upon the cash distributions received by a subsidiary of the Company from a joint venture development project relating to a portion of the Fort Ord military base in Monterey County, California.

The joint venture development project resulted from Mr. Meruelo's introduction of the Company to Woodman Development Company, LLC ("Woodman") and the subsequent formation of East Garrison Partners I, LLC ("EGP") as a joint venture between Woodman and Lyon East Garrison Company I, LLC ("EGC"). The finder's fee will equal 5% of all net cash distributions distributed by EGP to EGC with respect to EGC's existing 50% interest in EGP that are in excess of distributions with respect to certain deficit advances, deficit preferred returns, returns of capital and preferred returns on unreturned capital. The calculation of the finder's fee will be based on net cash distributions received from EGP on land sales and will not be determined on the basis of any revenues, profits or distributions received from any affiliate of EGC for the construction and sale or leasing of residential or commercial buildings on such lots. Mr. Meruelo is not obligated to perform any services for EGC other than the introduction to Woodman.

**Certain Family Relationships.**

William H. Lyon, one of the Company's directors and the Vice President and Chief Administrative Officer of the Company, is the son of General William Lyon. General William Lyon is the Company's Chairman of the Board of Directors and the Chief Executive Officer. In 2005, William H. Lyon received a base salary of $115,000 and a monthly car allowance of $400 from the Company, and earned a bonus of $438,056 under the terms of the Company's 2005 Cash Bonus Plan. The bonus earned by William H. Lyon in 2005 is consistent with bonuses earned by other Company employees with similar responsibilities.

Terry A. Connelly, who is Vice President and Director of Operations of the Company's Nevada Division, is married to Mary J. Connelly, President of the Nevada Division. In 2005, Mr. Connelly received a base salary of $139,800 and a monthly car allowance of $400 from the Company, and earned a bonus of $661,535 under the terms of the Company's 2005 Cash Bonus Plan. The bonus earned by Mr. Connelly in 2005 is consistent with the bonuses earned by other Company employees with similar responsibilities.

Jeffrey D. Frankel, who is a Project Manager in the Company's Northern California Division, is the son of Richard E. Frankel, a director of the Company. In 2005, Mr. Frankel received a base salary of $95,000 and a monthly car allowance of $400 from the Company, and earned a bonus of $142,500 under the terms of the Company's 2005 Cash Bonus Plan. The bonus earned by Mr. Frankel in 2005 is consistent with the bonuses earned by other Company employees with similar responsibilities.

**Item 14.** ***Principal Accountant Fees and Services***

The fees for professional services provided by Ernst & Young LLP in fiscal years 2005 and 2004 were:

| Type of Fees | 2005 | 2004 |
|---|---|---|
| Audit Fees | $1,027,000 | $1,362,000 |
| Audit-Related Fees | 202,000 | 178,000 |
| Tax Fees | 324,000 | 164,000 |
| All Other Fees | — | — |
| Total Fees | $1,553,000 | $1,704,000 |

In the above table, in accordance with the definitions of the SEC, "Audit Fees" include fees for the audit of the Company's consolidated financial statements included in its Annual Report on Form 10-K, review of the unaudited financial statements included in its quarterly reports on Form 10-Q, comfort letters, consents, assistance with documents filed with the SEC, and accounting and reporting consultation in connection with the audit and /or quarterly reviews. "Audit Fees" also includes fees incurred in connection with the audit of the Company's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. "Tax Fees" include fees for tax compliance and tax planning. "Audit-Related Fees" are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and includes fees for audits of separate financial statements of consolidated joint ventures. "All Other Fees" are fees for any services not included in the first three categories.

*Pre-Approval Policies and Procedures*: The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax services, and other services performed by the independent registered public accounting firm. The policy provides for pre-approval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must approve the permitted service before the independent auditors are engaged to perform it. The Audit Committee has delegated to the Chair of the Audit Committee authority to approve permitted services provided that the Chair reports any decisions to the Committee at its next scheduled meeting.

The Audit Committee considered the compatibility of the provision of other services by Ernst & Young LLP with the maintenance of Ernst & Young LLP's independence. The Audit Committee approved all audit and non-audit services provided by Ernst & Young LLP in 2005.

## PART IV

### Item 15. *Exhibits and Financial Statement Schedules*

#### (a)(1) Financial Statements

The following financial statements of the Company are included in a separate section of this Annual Report on Form 10-K commencing on the page numbers specified below:


| | Page |
|---|---|
| William Lyon Homes | |
| Report of Independent Registered Public Accounting Firm | 76 |
| Consolidated Balance Sheets | 77 |
| Consolidated Statements of Income | 78 |
| Consolidated Statements of Stockholders' Equity | 79 |
| Consolidated Statements of Cash Flows | 80 |
| Notes to Consolidated Financial Statements | 81 |


#### (2) Financial Statement Schedules:

*Schedules are omitted as the required information is not present, is not present in sufficient amounts, or is* included in the Consolidated Financial Statements or Notes thereto.

#### (3) Listing of Exhibits:

| Exhibit Number | Description |
|---|---|
| 2.1(1) | Certificate of Ownership and Merger. |
| 3.1(2) | Certificate of Incorporation of William Lyon Homes, a Delaware corporation. |
| 3.2(2) | Bylaws of William Lyon Homes, a Delaware corporation. |
| 4.1(2) | Specimen certificate of Common Stock. |
| 4.2(23) | Indenture dated as of March 17, 2003 among William Lyon Homes, Inc., the Guarantors (as defined therein), and U.S. Bank National Association, as Trustee (including form of notes and guarantees). |
| 4.3(15) | Supplemental Indenture dated as of December 13, 2004 between Lyon East Garrison Company I, LLC, a California limited liability company, as Guarantor, and U.S. Bank National Association, as Trustee (supplementing the Indenture dated as of March 17, 2003 among William Lyon Homes, Inc., a California corporation, the Guarantors (as defined therein), and U.S. Bank National Association, as Trustee). |
| 4.4(24) | Supplemental Indenture dated as of January 1, 2005 between The Ranch Golf Club, LLC, a California limited liability company, as Guarantor, and U.S. Bank National Association, as Trustee (supplementing the Indenture dated as of March 17, 2003 among William Lyon Homes, Inc., a California corporation, the Guarantors (as defined therein), and U.S. Bank National Association, as Trustee). |
| 4.5(3) | Indenture dated as of February 6, 2004 among William Lyon Homes, Inc., the Guarantors (as defined therein), and U.S. Bank National Association, as Trustee (including form of notes and guarantees). |
| 4.6(15) | Supplemental Indenture dated as of December 13, 2004 between Lyon East Garrison Company I, LLC, a California limited liability company, as Guarantor, and U.S. Bank National Association, as Trustee (supplementing the Indenture dated as of February 6, 2004 among William Lyon Homes, Inc., a California corporation, the Guarantors (as defined therein), and U.S. Bank National Association, as Trustee). |
| 4.7(24) | Supplemental Indenture dated as of January 1, 2005 between The Ranch Golf Club, LLC, a California limited liability company, as Guarantor, and U.S. Bank National Association, as Trustee (supplementing the Indenture dated as of February 6, 2004 among William Lyon Homes, Inc., a California corporation, the Guarantors (as defined therein), and U.S. Bank National Association, as Trustee). |

| Exhibit Number | Description |
|---|---|
| 4.8(14) | Indenture dated as of November 22, 2004 among William Lyon Homes, Inc., the Guarantors (as defined therein), and U.S. Bank National Association, as Trustee (including form of notes and guarantees). |
| 4.9(15) | Supplemental Indenture dated as of December 13, 2004 between Lyon East Garrison Company I, LLC, a California limited liability company, as Guarantor, and U.S. Bank National Association, as Trustee (supplementing the Indenture dated as of November 22, 2004 among William Lyon Homes, Inc., a California corporation, the Guarantors (as defined therein), and U.S. Bank National Association, as Trustee). |
| 4.10(24) | Supplemental Indenture dated as of January 1, 2005 between The Ranch Golf Club, LLC, a California limited liability company, as Guarantor, and U.S. Bank National Association, as Trustee (supplementing the Indenture dated as of November 22, 2004 among William Lyon Homes, Inc., a California corporation, the Guarantors (as defined therein), and U.S. Bank National Association, as Trustee). |
| 10.1(11) | Amended and Restated Loan Agreement dated as of September 17, 2004 between William Lyon Homes, Inc., a California corporation, and RFC Construction Funding Corp., a Delaware corporation. |
| 10.2(4) | Master Loan Agreement dated as of August 31, 2000 by and between William Lyon Homes, Inc., a California corporation ("Borrower") and Guaranty Federal Bank, F.S.B., a federal savings bank organized and existing under the laws of the United States ("Lender"). |
| 10.3(6) | Agreement for First Modification of Deeds of Trust and Other Loan Instruments, dated as of June 8, 2001, by and between William Lyon Homes, Inc., a California corporation, as borrower, and Guaranty Bank, a federal savings bank organized and existing under the laws of the United States (formerly known as "Guaranty Federal Bank, F.S.B."), as lender. |
| 10.4(5) | Agreement for Second Modification of Deeds of Trust and Other Loan Instruments, dated as of July 23, 2001, by and between William Lyon Homes, Inc., a California corporation, as borrower, and Guaranty Bank, a federal savings bank organized and existing under the laws of the United States (formerly known as "Guaranty Federal Bank, F.S.B."), as lender. |
| 10.5(5) | Agreement for Third Modification of Deeds of Trust and Other Loan Instruments, dated as of December 19, 2001, by and between William Lyon Homes, Inc., a California corporation, as borrower, and Guaranty Bank, a federal savings bank organized and existing under the laws of the United States (formerly known as "Guaranty Federal Bank, F.S.B."), as lender. |
| 10.6(5) | Agreement for Fourth Modification of Deeds of Trust and Other Loan Instruments, dated as of May 29, 2002, by and between William Lyon Homes, Inc., a California corporation, as borrower, and Guaranty Bank, a federal savings bank organized and existing under the laws of the United States (formerly known as "Guaranty Federal Bank, F.S.B."), as lender. |
| 10.7(7) | Agreement for Fifth Modification of Deeds of Trust and Other Loan Agreements, dated as of June 6, 2003, by and between William Lyon Homes, Inc., a California corporation, as borrower, and Guaranty Bank, a federal savings bank organized and existing under the laws of the United States (formerly known as "Guaranty Federal Bank, F.S.B."), as lender. |
| 10.8(3) | Agreement for Sixth Modification of Deeds of Trust and Other Loan Agreements, dated as of November 14, 2003, by and between William Lyon Homes, Inc., a California corporation, as borrower, and Guaranty Bank, a federal savings bank organized and existing under the laws of the United States (formerly known as "Guaranty Federal Bank, F.S.B."), as lender. |
| 10.9(12) | Agreement for Seventh Modification of Deeds of Trust and Other Loan Instruments dated as of October 6, 2004 by and between William Lyon Homes, Inc., a California corporation, as borrower, and Guaranty Bank, a federal savings bank organized and existing under the laws of the United States, as lender. |
| 10.10(4) | Revolving Line of Credit Loan Agreement (Borrowing Base Loan) by and between California Bank & Trust, a California banking corporation, and William Lyon Homes, Inc., a California corporation, dated as of September 21, 2000. |

| Exhibit Number | Description |
| --- | --- |
| 10.11(25) | Agreement for Eighth Modification of Deeds of Trust and Other Loan Instruments dated as of October 14, 2005 by and between William Lyon Homes, Inc., a California corporation, as borrower, and Guaranty Bank, a federal savings bank organized and existing under the laws of the United States, as lender. |
| 10.12(17) | Agreement to Modify Loan Agreement, Promissory Note and Deed of Trust, dated as of September 18, 2002, by and between William Lyon Homes, Inc., a California corporation, as borrower, and California Bank & Trust, a California banking corporation, as lender. |
| 10.13(5) | Second Agreement to Modify Loan Agreement, Promissory Note and Deed of Trust, dated as of December 13, 2002, by and between William Lyon Homes, Inc., a California corporation, as borrower, and California Bank & Trust, a California banking corporation, as lender. |
| 10.14(3) | Third Agreement to Modify Loan Agreement, Promissory Note and Deed of Trust, dated as of January 26, 2004, by and between William Lyon Homes, Inc., a California corporation, as borrower, and California Bank & Trust, a California banking corporation, as lender. |
| 10.15(11) | Amended and Restated Revolving Line of Credit Loan Agreement dated September 16, 2004 by and between California Bank & Trust, a California banking corporation, and William Lyon Homes, Inc., a California corporation. |
| 10.16(27) | First Amendment to Amended and Restated Revolving Line of Credit Loan Agreement, dated as of July 19, 2005, by and between William Lyon Homes, Inc. and California Bank & Trust. |
| 10.17(7) | Mortgage Warehouse Loan and Security Agreement dated as of June 1, 2003 between Duxford Financial, Inc., and Bayport Mortgage, L.P. as Borrower and First Tennessee Bank as Lender. |
| 10.18(10) | Mortgage Warehouse Loan and Security Agreement dated as of June 1, 2004 between Duxford Financial, Inc., and Bayport Mortgage, L.P. as Borrower and First Tennessee Bank as Lender. |
| 10.19(8) | Credit Agreement dated August 29, 2003 between Duxford Financial, Inc. and Bayport Mortgage, L.P. as Borrower and Guaranty Bank as Lender. |
| 10.20(3) | Amendment No. 1 to Credit Agreement dated as of January 27, 2004 between Duxford Financial, Inc. and Bayport Mortgage, L.P. as Borrower and Guaranty Bank as Lender. |
| 10.21(15) | First Amendment to Credit Agreement dated as of August 27, 2004 between Duxford Financial, Inc. and Bayport Mortgage, L.P. as Borrower and Guaranty Bank as Lender. |
| 10.22(13) | Amendment No. 2 to Credit Agreement dated as of November 15, 2004 between Duxford Financial, Inc. and Bayport Mortgage, L.P. as Borrower and Guaranty Bank as Lender. |
| 10.23(9) | Revolving Line of Credit Loan Agreement, dated as of March 11, 2003, by and among Moffett Meadows Partners, LLC, a Delaware limited liability company, as borrower, and California Bank & Trust, a California banking corporation, and the other financial institutions named therein, as lenders. |
| 10.24(9) | Joinder Agreement to Reimbursement and Indemnity Agreement, entered into as of March 25, 2003, by William Lyon Homes, a Delaware corporation. |
| 10.25(10) | Borrowing Base Revolving Line of Credit Agreement, dated as of June 28, 2004, by and between William Lyon Homes, Inc., a California corporation, and Bank One, NA, a national banking association. |
| 10.26(15) | Modification Agreement, dated as of December 7, 2004, by and between William Lyon Homes, Inc., a California corporation, and JPMorgan Chase Bank, N.A. (successor by merger to Bank One, NA, a national banking association). |
| 10.27(27) | Second Modification Agreement to Borrowing Base Revolving Line of Credit Agreement, dated as of July 14, 2005, between William Lyon Homes, Inc. and JPMorgan Chase Bank, N.A. (successor by merger to Bank One, NA). |
| 10.28(18) | Form of Indemnity Agreement, between William Lyon Homes, a Delaware corporation, and the directors and officers of William Lyon Homes. |
| 10.29(18) | Property Management Agreement between Corporate Enterprises, Inc., a California corporation (Owner) and William Lyon Homes, Inc., a California corporation (Manager) dated and effective November 5, 1999. |

| Exhibit Number | Description |
|---|---|
| 10.30(18) | Warranty Service Agreement between Corporate Enterprises, Inc., a California corporation and William Lyon Homes, Inc., a California corporation dated and effective November 5, 1999. |
| 10.31(4) | Option Agreement and Escrow Instructions between William Lyon Homes, Inc., a California corporation and Lathrop Investment, L.P., a California limited partnership, dated as of October 24, 2000. |
| 10.32(19) | William Lyon Homes 2000 Stock Incentive Plan. |
| 10.33(20) | Form of Stock Option Agreements. |
| 10.34(20) | William Lyon Homes, Inc. 2000 Cash Bonus Plan. |
| 10.35(26) | William Lyon Homes 2005 Senior Executive Bonus Plan. |
| 10.36(28) | Description of 2005 Cash Bonus Plan. |
| 10.37(29) | Adjustment of Salary of Douglas F. Bauer. |
| 10.38(20) | Standard Industrial/Commercial Single-Tenant Lease – Net between William Lyon Homes, Inc. and a trust of which William H. Lyon is the sole beneficiary. |
| 10.39(21) | William Lyon Homes Executive Deferred Compensation Plan effective as of February 11, 2002. |
| 10.40(22) | William Lyon Homes Outside Directors Deferred Compensation Plan effective as of February 11, 2002. |
| 10.41(5) | The Presley Companies Non-Qualified Retirement Plan for Outside Directors. |
| 10.42(16) | William Lyon Homes 2004 Executive Deferred Compensation Plan. |
| 10.43(16) | William Lyon Homes 2004 Outside Directors Deferred Compensation Plan. |
| 10.44(3) | Underwriting Agreement dated as of March 12, 2003 among William Lyon Homes, Inc., the Guarantors (as defined therein), and UBS Warburg, LLC and Salomon Smith Barney Inc., as Underwriters. |
| 10.45(3) | Purchase Agreement dated as of January 28, 2004 among William Lyon Homes, Inc., the Guarantors (as defined therein), and UBS Securities LLC, as Initial Purchaser. |
| 10.46(3) | Registration Rights Agreement dated as of February 6, 2004 by and among William Lyon Homes, Inc., the Guarantors (as defined therein), and UBS Securities LLC, as Initial Purchaser. |
| 10.47(13) | Purchase Agreement dated as of November 15, 2004 among William Lyon Homes, Inc., the Guarantors (as defined therein) and UBS Securities LLC, as Initial Purchaser. |
| 10.48(14) | Registration Rights Agreement dated as of November 22, 2004 by and among William Lyon Homes, Inc., the Guarantors (as defined therein), and UBS Securities LLC, as Initial Purchaser. |
| 10.49(30) | Summary of Director Compensation. |
| 10.50(30) | Borrowing Base Revolving Line of Credit Agreement, dated as of February 14, 2006, by and between William Lyon Homes, Inc., a California corporation, and Wachovia Financial Services, Inc, a North Carolina corporation, by and through its Agent, Wachovia Bank, National Association, a national banking association. |
| 12.1(30) | Statement of computation of ratio of earnings to fixed charges. |
| 21.1(30) | List of Subsidiaries of William Lyon Homes, a Delaware corporation. |
| 23.1(30) | Consent of Independent Registered Public Accounting Firm. |
| 31.1(30) | Certification of Chief Executive Officer Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002. |
| 31.2(30) | Certification of Chief Financial Officer Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002. |
| 32.1(30) | Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002. |
| 32.2(30) | Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002. |

(1) Previously filed as an exhibit to the Current Report on Form 8-K of William Lyon Homes, a Delaware corporation (the "Company") filed January 5, 2000 and incorporated herein by this reference.

(2) Previously filed as an exhibit to the Company's Registration Statement on Form S-4, and amendments thereto (SEC Registration No. 333-88569), and incorporated herein by this reference.
(3) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.
(4) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by this reference
(5) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by this reference.
(6) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by this reference.
(7) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 and incorporated herein by this reference.
(8) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 and incorporated herein by this reference.
(9) Previously filed as an exhibit to Amendment No. 3 to the Company's Registration Statement on Form S-4 (File No. 333-114691) filed July 15, 2004 and incorporated herein by this reference.
(10) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 and incorporated herein by this reference.
(11) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed September 22, 2004 and incorporated herein by this reference.
(12) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed October 18, 2004 and incorporated herein by this reference.
(13) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed November 19, 2004 and incorporated herein by this reference.
(14) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed November 23, 2004 and incorporated herein by this reference.
(15) Previously filed as an exhibit to the Company's Registration Statement on Form S-4 (SEC Registration No. 333-121346) filed December 16, 2004 and incorporated herein by this reference.
(16) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed December 30, 2004 and incorporated herein by this reference.
(17) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 and incorporated herein by this reference.
(18) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by this reference.
(19) Previously filed as an exhibit to the Company's Registration Statement on Form S-8 (SEC Registration No. 333-50232), and incorporated herein by this reference.
(20) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by this reference.
(21) Previously filed as an exhibit to the Company's Registration Statement on Form S-8 (SEC Registration No. 333-82448), and incorporated herein by this reference.
(22) Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by this reference.
(23) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 and incorporated herein by this reference.
(24) Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-4 (SEC Registration No. 333-121346) filed January 10, 2005 and incorporated herein by this reference.
(25) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed November 14, 2005 and incorporated herein by this reference.
(26) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed November 9, 2005 and incorporated herein by this reference.
(27) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed July 14, 2005 and incorporated herein by this reference.
(28) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005.
(29) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.
(30) Filed herewith.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIAM LYON HOMES

March 10, 2006

By: /s/ MICHAEL D. GRUBBS
Michael D. Grubbs
Senior Vice President,
Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ WILLIAM LYON<br>**William Lyon** | Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer) | March 10, 2006 |
| /s/ WADE H. CABLE<br>**Wade H. Cable** | Director, President and Chief Operating Officer | March 10, 2006 |
| /s/ RICHARD E. FRANKEL<br>**Richard E. Frankel** | Director | March 10, 2006 |
| /s/ HAROLD H. GREENE<br>**Harold H. Greene** | Director | March 10, 2006 |
| /s/ LAWRENCE M. HIGBY<br>**Lawrence M. Higby** | Director | March 10, 2006 |
| /s/ GARY H. HUNT<br>**Gary H. Hunt** | Director | March 10, 2006 |
| /s/ ARTHUR B. LAFFER<br>**Arthur B. Laffer** | Director | March 10, 2006 |
| /s/ WILLIAM H. LYON<br>**William H. Lyon** | Director | March 10, 2006 |
| /s/ ALEX MERUELO<br>**Alex Meruelo** | Director | March 10, 2006 |
| /s/ MICHAEL D. GRUBBS<br>**Michael D. Grubbs** | Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer) | March 10, 2006 |
| /s/ W. DOUGLASS HARRIS<br>**W. Douglass Harris** | Vice President, Corporate Controller and Corporate Secretary (Principal Accounting Officer) | March 10, 2006 |

## INDEX TO FINANCIAL STATEMENTS


| | Page |
|---|---|
| William Lyon Homes | |
| Report of Independent Registered Public Accounting Firm | 76 |
| Consolidated Balance Sheets | 77 |
| Consolidated Statements of Income | 78 |
| Consolidated Statements of Stockholders' Equity | 79 |
| Consolidated Statements of Cash Flows | 80 |
| Notes to Consolidated Financial Statements | 81 |


## REQUIRED SCHEDULES

Schedules are omitted as the required information is not present, is not present in sufficient amounts, or is included in the Consolidated Financial Statements or Notes thereto.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
William Lyon Homes

We have audited the accompanying consolidated balance sheets of William Lyon Homes as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of William Lyon Homes at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended ("Interpretation No. 46") effective January 31, 2003. During the years ended December 31, 2005, 2004 and 2003, the adoption of Interpretation No. 46 resulted in the Company consolidating the assets, liabilities and operations of variable interest entities in which the Company was determined to be the primary beneficiary.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of William Lyon Homes' internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Irvine, California
March 10, 2006

## WILLIAM LYON HOMES

## CONSOLIDATED BALANCE SHEETS

**(in thousands except number of shares and par value per share)**

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 52,369 | $ 96,074 |
| Receivables — Note 3 | 143,481 | 39,302 |
| Real estate inventories — Notes 2 and 4 | 1,419,248 | 1,059,173 |
| Investments in and advances to unconsolidated joint ventures — Note 5 | 397 | 17,911 |
| Property and equipment, less accumulated depreciation of $9,936 and 7,844 at December 31, 2005 and 2004, respectively | 18,553 | 18,066 |
| Deferred loan costs | 12,323 | 13,982 |
| Goodwill — Note 1 | 5,896 | 5,896 |
| Other assets — Note 2 | 38,735 | 24,158 |
| | $1,691,002 | $1,274,562 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Accounts payable | $ 67,326 | $ 39,364 |
| Accrued expenses | 181,068 | 150,774 |
| Notes payable — Note 6 | 125,619 | 48,571 |
| 7⅝% Senior Notes due December 15, 2012 — Note 6 | 150,000 | 150,000 |
| 10¾% Senior Notes due April 1, 2013 — Note 6 | 246,917 | 246,648 |
| 7½% Senior Notes due February 15, 2014 — Note 6 | 150,000 | 150,000 |
| | 920,930 | 785,357 |
| Minority interest in consolidated entities — Note 2 | 227,178 | 142,096 |
| Commitments and contingencies — Note 10 | | |
| Stockholders' equity — Note 7 | | |
| Common stock, par value $0.01 per share; 30,000,000 shares authorized; 8,652,067 and 8,616,236 shares issued and outstanding at December 31, 2005 and 2004, respectively; 1,275,000 shares issued and held in treasury at December 31, 2005 and 2004 | 86 | 86 |
| Additional paid-in capital | 35,404 | 30,250 |
| Retained earnings | 507,404 | 316,773 |
| | 542,894 | 347,109 |
| | $1,691,002 | $1,274,562 |

See accompanying notes.

## WILLIAM LYON HOMES

## CONSOLIDATED STATEMENTS OF INCOME
**(in thousands except per common share amounts)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Operating revenue | | | |
| Home sales | $ 1,745,067 | $ 1,785,589 | $ 866,657 |
| Lots, land and other sales | 111,316 | 36,258 | 21,656 |
| Management fees — Note 1 | — | — | 9,490 |
| | 1,856,383 | 1,821,847 | 897,803 |
| Operating costs | | | |
| Cost of sales — homes | (1,307,027) | (1,327,057) | (714,385) |
| Cost of sales — lots, land and other | (44,774) | (23,173) | (13,269) |
| Sales and marketing | (59,422) | (58,792) | (31,252) |
| General and administrative | (90,045) | (80,784) | (50,315) |
| Other | (7,050) | (2,105) | (1,834) |
| | (1,508,318) | (1,491,911) | (811,055) |
| Equity in income (loss) of unconsolidated joint ventures — Note 5 | 4,301 | (699) | 31,236 |
| Minority equity in income of consolidated entities — Note 2 | (37,571) | (49,661) | (429) |
| Operating income | 314,795 | 279,576 | 117,555 |
| Financial advisory expenses — Note 11 | (2,191) | — | — |
| Other income, net | 2,176 | 5,572 | 6,397 |
| Income before provision for income taxes | 314,780 | 285,148 | 123,952 |
| Provision for income taxes — Note 8 | (124,149) | (113,499) | (51,815) |
| Net income | $ 190,631 | $ 171,649 | $ 72,137 |
| Earnings per common share — Note 1 | | | |
| Basic | $ 22.09 | $ 17.69 | $ 7.37 |
| Diluted | $ 21.98 | $ 17.55 | $ 7.27 |

See accompanying notes.

## WILLIAM LYON HOMES

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance — December 31, 2002 | 9,729 | $ 97 | $108,592 | $ 72,987 | $181,676 |
| Issuance of common stock upon exercise of stock options and related income tax benefit — Notes 7 and 8 | 258 | 3 | 5,404 | — | 5,407 |
| Purchase and retirement of common stock — Note 7 | (200) | (2) | (7,178) | — | (7,180) |
| Net income for the year | — | — | — | 72,137 | 72,137 |
| Balance — December 31, 2003 | 9,787 | 98 | 106,818 | 145,124 | 252,040 |
| Issuance of common stock upon exercise of stock options — Note 7 | 104 | 1 | 4,420 | — | 4,421 |
| Purchase of common stock — Note 7 | (1,275) | (13) | (80,988) | — | (81,001) |
| Net income for the year | — | — | — | 171,649 | 171,649 |
| Balance — December 31, 2004 | 8,616 | 86 | 30,250 | 316,773 | 347,109 |
| Issuance of common stock upon exercise of stock options and related income tax benefit and other — Note 7 | 36 | — | 5,154 | — | 5,154 |
| Net income | — | — | — | 190,631 | 190,631 |
| Balance — December 31, 2005 | 8,652 | $ 86 | $ 35,404 | $507,404 | $542,894 |

See accompanying notes.

# WILLIAM LYON HOMES

## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in thousands)

| | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| **Operating activities** | | | |
| Net income | $ 190,631 | $ 171,649 | $ 72,137 |
| Adjustments to reconcile net income to net cash (used in) provided by operating activities: | | | |
| Depreciation and amortization | 2,092 | 1,327 | 1,082 |
| Equity in (income) loss of unconsolidated joint ventures | (4,301) | 699 | (31,236) |
| Distributions of income from unconsolidated joint ventures | 2,708 | — | 37,501 |
| Minority equity in income of consolidated entities | 37,571 | 49,661 | 429 |
| Impairment loss on real estate asset | 4,600 | — | — |
| State income tax refund credited to additional paid-in capital | 1,845 | — | — |
| Provision for income taxes | 124,149 | 113,499 | 51,815 |
| Net changes in operating assets and liabilities: | | | |
| Receivables | (104,179) | 9,168 | (17,477) |
| Real estate inventories | (232,240) | (195,340) | (205,922) |
| Deferred loan costs | 1,659 | (1,004) | (7,700) |
| Other assets | (6,173) | (5,122) | (3,716) |
| Accounts payable | 27,962 | (2,612) | 816 |
| Accrued expenses | (90,858) | (54,632) | (20,269) |
| Net cash (used in) provided by operating activities | (44,534) | 87,293 | (122,540) |
| **Investing activities** | | | |
| Investment in and advances to unconsolidated joint ventures | (1,379) | (9,427) | (8,493) |
| Distributions of capital from unconsolidated joint ventures | 20,486 | 10,126 | 22,019 |
| Purchases of property and equipment | (2,579) | (17,768) | (576) |
| Net cash provided by (used in) investing activities | 16,528 | (17,069) | 12,950 |
| **Financing activities** | | | |
| Proceeds from borrowings on notes payable | 1,855,452 | 1,768,933 | 1,105,464 |
| Principal payments on notes payable | (1,794,799) | (1,896,365) | (1,220,919) |
| Issuance of 7 5/8% Senior Notes | — | 148,500 | — |
| Issuance of 10 3/4% Senior Notes | — | — | 246,233 |
| Repayment of 12 1/2% Senior Notes | — | — | (70,279) |
| Issuance of 7 1/2% Senior Notes | — | 147,563 | — |
| Minority interest (distributions) contributions, net | (76,664) | (86,849) | 61,420 |
| Common stock issued for exercised options | 312 | 932 | 2,294 |
| Common stock purchased | — | (81,001) | (7,180) |
| Net cash (used in) provided by financing activities | (15,699) | 1,713 | 117,033 |
| Net (decrease) increase in cash and cash equivalents | (43,705) | 71,937 | 7,443 |
| Cash and cash equivalents — beginning of year | 96,074 | 24,137 | 16,694 |
| Cash and cash equivalents — end of year | $ 52,369 | $ 96,074 | $ 24,137 |
| **Supplemental disclosures of cash flow and non-cash activities** | | | |
| Issuance of notes payable for land acquisitions | $ 11,686 | $ — | $ 21,534 |
| Issuance of note payable to secure land option agreement | $ 4,709 | $ 5,420 | $ — |
| Consolidation of real estate inventories and minority interest from variable interest entities | $ 115,771 | $ — | $ — |
| Consolidation of other assets and minority interest from variable interest entities | $ 8,404 | $ — | $ — |
| Income tax benefit credited to additional paid-in capital in connection with stock option exercises and other | $ 2,997 | $ 3,489 | $ 3,113 |
| Consolidation of real estate inventories of previously unconsolidated joint ventures | $ — | $ 160,124 | $ — |
| Consolidation of notes payable of previously unconsolidated joint ventures | $ — | $ 90,252 | $ — |
| Consolidation of other net assets of previously unconsolidated joint ventures | $ — | $ 43,568 | $ — |

See accompanying notes.

## Note 1 — Summary of Significant Accounting Policies

*Operations*

William Lyon Homes, a Delaware corporation, and subsidiaries (the "Company") are primarily engaged in designing, constructing and selling single family detached and attached homes in California, Arizona and Nevada.

*Basis of Presentation*

The consolidated financial statements include the accounts of the Company and all majority-owned and controlled subsidiaries and joint ventures, and certain joint ventures and other entities which have been determined to be variable interest entities in which the Company is considered the primary beneficiary (see Note 2). Investments in joint ventures which have not been determined to be variable interest entities in which the Company is considered the primary beneficiary are accounted for using the equity method because the Company has a 50% or less voting or economic interest (and thus such joint ventures are not controlled by the Company). The accounting policies of the joint ventures are substantially the same as those of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

*Segment Information*

The Company designs, constructs and sells a wide range of homes designed to meet the specific needs of each of its markets. For internal reporting purposes, the Company is organized into five geographic home building regions and its mortgage origination operation. Because each of the Company's geographic home building regions has similar economic characteristics, housing products and class of prospective buyers, the geographic home building regions have been aggregated into a single home building segment. The Company's mortgage origination operations did not meet the materiality thresholds which would require disclosure for the years ended December 31, 2005, 2004 and 2003, and accordingly, are not separately reported.

The Company evaluates performance and allocates resources primarily based on the operating income of individual home building projects. Operating income is defined by the Company as operating revenue less operating costs plus equity in (loss) income of unconsolidated joint ventures less minority equity in income of consolidated entities. Accordingly, operating income excludes certain expenses included in the determination of net income. Operating income from home building operations totaled $314.8 million, $279.6 million and $117.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Substantially all revenues are from external customers. There were no customers that contributed 10% or more of the Company's total revenues during the years ended December 31, 2005, 2004 or 2003.

*Real Estate Inventories and Related Indebtedness*

Real estate inventories are carried at cost net of impairment losses, if any. Real estate inventories consist primarily of deposits, raw land, lots under development, homes under construction and completed homes of real estate projects. All direct and indirect land costs, offsite and onsite improvements and applicable interest and other carrying charges are capitalized to real estate projects during periods when the project is under development. Land, offsite costs and all other common costs are allocated to land parcels benefited based upon relative fair values before construction. Onsite construction costs and related carrying charges (principally interest and property taxes) are allocated to the individual homes within a phase based upon the relative sales value of the homes. The Company relieves its accumulated real estate inventories through cost of sales for the cost of homes sold. Selling expenses and other marketing costs are expensed in the period incurred. A provision for warranty costs relating to the Company's limited warranty plans is included in cost of sales and accrued expenses at the time the sale of a home is recorded. The Company generally reserves one percent of the sales price of its homes against the possibility of future charges relating to its one-year limited warranty and similar potential claims. Factors that affect the Company's warranty liability include the number of homes under warranty, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. Changes in the Company's warranty liability during the year ended December 31 are as follows (in thousands):

| | December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Warranty liability, beginning of year | $ 14,308 | $ 7,267 | $ 4,287 |
| Warranty liability from consolidated entities as of January 1, 2004 — Note 2 | — | 1,664 | — |
| Warranty provision during year | 22,205 | 17,955 | 9,279 |
| Warranty settlements and adjustments during year | (16,294) | (12,578) | (6,299) |
| Warranty liability, end of year | $ 20,219 | $ 14,308 | $ 7,267 |

Interest incurred under the Revolving Credit Facilities, the 7 5/8% Senior Notes, the 10 3/4% Senior Notes, the 7 1/2% Senior Notes and other notes payable, as more fully discussed in Note 6, is capitalized to qualifying real estate projects under development. Any additional interest charges related to real estate projects not under development are expensed in the period incurred.

The Company accounts for its real estate inventories under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("Statement No. 144"). Statement No. 144 requires impairment losses to be recorded on real estate inventories when indicators of impairment are present and the undiscounted cash flows estimated to be generated by real estate inventories are less than the carrying amount of such assets. When an impairment loss is required for real estate inventories, the related assets are adjusted to their estimated fair value.

The results of operations for the year ended December 31, 2005 included a non-cash charge of $4,600,000 to record an impairment loss related to a golf course in the Company's San Diego Division. The impairment loss was primarily attributable to lower than expected cash flows and continued net operating losses since the golf course opened in 2002. As a result, the future undiscounted cash flows estimated to be generated were determined to be less than the assets carrying amount. Accordingly, the golf course asset was written-down to its estimated fair value. The non-cash charge is reflected in other operating costs in the accompanying consolidated statements of income.

Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than a forced or liquidation sale. The estimation process involved in determining if assets have been impaired and in the determination of fair value is inherently uncertain because it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic and market conditions, as well as the availability of suitable financing to fund development and construction activities. The realization of the Company's real estate projects is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from those estimated.

*Property and Equipment*

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives ranging from three to fifteen years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the shorter of either their estimated useful lives or term of the lease. As more fully discussed in Note 9, the Company owns an aircraft which is being depreciated using the straight-line method over an estimated useful life of fifteen years.

*Deferred Loan Costs*

Deferred loan costs are amortized over the term of the applicable loans using a method which approximates the level yield interest method.

*Goodwill*

The amount paid for business acquisitions over the net fair value of assets acquired and liabilities assumed is reflected as goodwill and, until January 1, 2002 was being amortized on a straight-line basis over seven years. Accumulated amortization was $2,793,000 as of December 31, 2001. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("Statement No. 142"), effective for fiscal years beginning after December 15, 2001. Under this rule, goodwill is no longer amortized but is subject to impairment tests in accordance with Statement No. 142. The Company performed its first required annual impairment test of goodwill as of January 1, 2002 and determined that goodwill was not impaired. As of December 31, 2005, there have been no indicators of impairment related to the Company's goodwill.

*Sales and Profit Recognition*

A sale is recorded and profit recognized when a sale is consummated, the buyer's initial and continuing investments are adequate, any receivables are not subject to future subordination, and the usual risks and rewards of ownership have been transferred to the buyer in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 66, *Accounting for Sales of Real Estate* ("Statement No. 66"). When it is determined that the earnings process is not complete, profit is deferred for recognition in future periods. The Company accounts for sale-leaseback transactions in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 98, *Accounting for Leases* ("Statement No. 98").

*Income Taxes*

Income taxes are accounted for under the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* Effective as of January 1, 1994, the Company completed a capital restructuring and quasi-reorganization. The quasi-reorganization resulted in the adjustment of assets and liabilities to estimated fair values and the elimination of an accumulated deficit effective January 1, 1994. Income tax benefits resulting from the utilization of net operating loss and other carryforwards existing at January 1, 1994 and temporary differences existing prior to or resulting from the quasi-reorganization are excluded from the results of operations and credited to additional paid-in capital.

*Financial Instruments*

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash investments, receivables, and deposits. The Company typically places its cash investments in investment grade short-term instruments. Deposits, included in other assets, are due from municipalities or utility companies and are generally collected from such entities through fees assessed to other developers.

For those instruments, as defined under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments,* for which it is practical to estimate fair value, management has determined that the carrying amounts of the Company's financial instruments approximate their fair value at December 31, 2005, except for the 10¾% Senior Notes, 7½% Senior Notes and 7⅝% Senior Notes as described in Note 6.

The Company is an issuer of, or subject to, financial instruments with off-balance sheet risk in the normal course of business which exposes it to credit risks. These financial instruments include letters of credit and obligations in connection with assessment district bonds. These off-balance sheet financial instruments are described in more detail in Note 10.

*Cash and Cash Equivalents*

Short-term investments with a maturity of three months or less when purchased are considered cash equivalents.

*Management Fees*

Management fees represent fees earned from unconsolidated joint ventures in accordance with joint venture and/or operating agreements. Effective January 1, 2004, upon consolidation of certain joint ventures in connection with interpretation No. 46 (See Note 2), management fees are eliminated with the related cost of sales.

*Basic and Diluted Earnings Per Common Share*

Earnings per share amounts for all periods presented conform to Financial Accounting Standards Board Statement of Financial Accounting Standards No. 128, *Earnings Per Share.* Basic and diluted earnings per common share for the year ended December 31, 2005 are based on 8,628,901 and 8,674,749 shares of common stock outstanding, respectively. Basic and diluted earnings per common share for the year ended December 31, 2004 are based on 9,701,386 and 9,777,810 shares of common stock outstanding, respectively. Basic and diluted earnings per common share for the year ended December 31, 2003 are based on 9,782,928 and 9,928,733 shares of common stock outstanding, respectively.

*Stock-Based Compensation*

At December 31, 2005, the Company had stock plans, which are described more fully in Note 7. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25") and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per common share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("Statement No. 123") to stock-based employee plans (in thousands, except per common share amounts):

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net income, as reported | $190,631 | $171,649 | $72,137 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | — | (22) | (380) |
| Net income, as adjusted | $190,631 | $171,627 | $71,757 |
| Earnings per common share: | | | |
| Basic — as reported | $ 22.09 | $ 17.69 | $ 7.37 |
| Basic — as adjusted | $ 22.09 | $ 17.69 | $ 7.33 |
| Diluted — as reported | $ 21.98 | $ 17.55 | $ 7.27 |
| Diluted — as adjusted | $ 21.98 | $ 17.55 | $ 7.23 |

*Use of Estimates*

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities as of December 31, 2005 and 2004 and revenues and expenses for each of the three years in the period ended December 31, 2005. Accordingly, actual results could differ from those estimates.

*Impact of New Accounting Pronouncements*

On June 29, 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 04-05, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-05"). The scope of EITF 04-05 is limited to limited partnerships or similar entities (such as limited liability companies that have governing provisions that are the functional equivalent of a limited partnership) that are not variable interest entities under Interpretation No. 46 and provides a new framework for addressing when a general partner in a limited partnership, or managing member in the case of a limited liability company, controls the entity. Under EITF 04-05, the Company may be required to consolidate certain investments in which the Company holds a general partner or managing member interest. EITF 04-05 is effective after June 29, 2005 for new entities formed after such date and for existing entities for which the agreements are subsequently modified and is effective for the Company's fiscal year beginning January 1, 2006 for all other entities. The adoption of EITF 04-05 did not have any impact on the Company's financial statements as of December 31, 2005. The Company has not yet determined the anticipated impact of adopting EITF 04-05 for arrangements existing at June 29, 2005. However, EITF 04-05 may require the consolidation of the assets, liabilities and operations of certain of the Company's homebuilding and land development joint ventures. Since the Company already recognizes its proportionate share of joint venture earnings and losses under the equity method of accounting, the adoption of EITF 04-05 will not impact the Company's consolidated net income.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended ("Interpretation No. 46") which addresses the consolidation of variable interest entities ("VIEs"). Interpretation No. 46 applied immediately to arrangements created after January 31, 2003 and, with respect to arrangements created before February 1, 2003, the interpretation was applied to the Company as of January 1, 2004. As of December 31, 2005, the Company is considered to be the primary beneficiary in certain joint ventures, lot option agreements and land banking arrangements, which have been determined to be variable interest entities. Accordingly, the assets, liabilities and operations of these joint ventures and land banking arrangements have been consolidated with the Company's financial statements as of December 31, 2005 and for the periods then ended. The consolidation of the assets, liabilities and operations of any joint venture, option agreements or land banking arrangements has a corresponding effect on various of the Company's financial ratios and other financial and operational indicators. See Note 2 for information regarding variable interest entities. See Notes 5 and 10 for additional information regarding joint venture and land banking arrangements.

*Reclassifications*

Certain balances have been reclassified in order to conform to current year presentation.

## Note 2 — Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended ("Interpretation No. 46") which addresses the consolidation of variable interest entities ("VIEs"). Under Interpretation No. 46, arrangements that are not controlled through voting or similar rights are accounted for as VIEs. An enterprise is required to consolidate a VIE if it is the primary beneficiary of the VIE. Interpretation No. 46 applies immediately to arrangements created after January 31, 2003 and, with respect to arrangements created before February 1, 2003, the interpretation was applied to the Company as of January 1, 2004. The adoption of Interpretation No. 46 has not affected the Company's consolidated net income. Prior period information has not been restated to conform to the presentation in the current period.

Under Interpretation No. 46, a VIE is created when (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity through voting or similar rights, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, pursuant to Interpretation No. 46, an enterprise that absorbs a majority of the expected losses or residual returns of the VIE is considered the primary beneficiary and must consolidate the VIE.

Based on the provisions of Interpretation No. 46, the Company has concluded that under certain circumstances when the Company (i) enters into option agreements for the purchase of land or lots from an entity and pays a non-refundable deposit, (ii) enters into land banking arrangements (see Note 10) or (iii) enters into arrangements with a financial partner for the formation of joint ventures which engage in homebuilding and land development activities, a VIE may be created under condition (ii) (b) or (c) of the previous paragraph. The Company may be deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected losses if they occur. For each VIE created, the Company has computed expected losses and residual returns based on the probability of future cash flows as outlined in Interpretation No. 46. If the Company is determined to be the primary beneficiary of the VIE, the assets, liabilities and operations of the VIE are consolidated with the Company's financial statements.

Based on the Company's analysis of arrangements created after January 31, 2003, no VIEs have been created for the period from February 1, 2003 through December 31, 2003 with respect to option agreements as identified under clause (i) of the previous paragraph. At December 31, 2003, certain joint ventures and a land banking arrangement created after January 31, 2003 have been determined to be VIEs under Interpretation No. 46 in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of these joint ventures and one land banking arrangement have been consolidated with the Company's financial statements as of December 31, 2003 and for the period then ended. Effective January 1, 2004, certain additional joint ventures and land banking arrangements created prior to February 1, 2003 have been determined to be VIEs under Interpretation No. 46 in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of all of these joint ventures and land banking arrangements have been consolidated with the Company's financial statements as of January 1, 2004 and for the year ended December 31, 2004. At December 31, 2005, certain joint ventures, lot option agreements and land banking arrangements have been determined to be VIEs under Interpretation No. 46 in which the Company is considered the primary beneficiary. Accordingly, the assets, liabilities and operations of all of these joint ventures, lot option agreements and land banking arrangements have been consolidated with the Company's financial statements as of December 31, 2005, and for the year ended December 31, 2005. Supplemental consolidating financial information of the Company, specifically including information for the joint ventures, lot option arrangements and land banking arrangements consolidated under Interpretation No. 46, is presented below to allow investors to determine the nature of assets held and the operations of the consolidated entities. Investments in consolidated entities in the separate financial statements of wholly-owned entities are presented below using the equity method of accounting. Consolidated real estate inventories include land deposits under option agreements or land banking arrangements (see Note 10) of $77,956,000 and $38,023,000 at December 31, 2005 and 2004, respectively. As of December 31, 2005, the Company's remaining total contractual obligations for land purchases and option commitments was approximately $944,701,000.

The joint ventures which have been determined to be VIEs are each engaged in homebuilding and land development activities. Certain of these joint ventures have not obtained construction financing from outside lenders, but are financing their activities through equity contributions from each of the joint venture partners. Creditors of these VIE's have no recourse against the general credit of the Company. Income allocations and cash distributions to the Company are based on predetermined formulas between the Company and the joint venture partners as specified in the applicable partnership or operating agreements. The Company generally receives, after partners' priority returns and return of partners' capital, approximately 50% of the profits and cash flows from the joint ventures.

## CONDENSED CONSOLIDATING BALANCE SHEET BY FORM OF OWNERSHIP
(in thousands)

| | December 31, 2005 | | | |
|---|---|---|---|---|
| | Wholly-Owned | Variable Interest Entities Under Interpretation No. 46 | Eliminating Entries | Consolidated Total |
| **ASSETS** | | | | |
| Cash and cash equivalents | $ 26,271 | $ 26,098 | $ — | $ 52,369 |
| Receivables | 128,074 | 15,407 | — | 143,481 |
| Real estate inventories | 1,119,127 | 300,121 | — | 1,419,248 |
| Investments in and advances to unconsolidated joint ventures | 397 | — | — | 397 |
| Investments in consolidated entities | 88,197 | — | (88,197) | — |
| Other assets | 67,103 | 8,404 | — | 75,507 |
| Intercompany receivables | — | 6,583 | (6,583) | — |
| | $1,429,169 | $356,613 | $ (94,780) | $1,691,002 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Accounts payable and accrued expenses | $ 223,306 | $ 25,088 | $ — | $ 248,394 |
| Notes payable | 109,469 | 16,150 | — | 125,619 |
| 7⅝% Senior Notes due December 15, 2012 | 150,000 | — | — | 150,000 |
| 10¾% Senior Notes due April 1, 2013 | 246,917 | — | — | 246,917 |
| 7½% Senior Notes due February 15, 2014 | 150,000 | — | — | 150,000 |
| Intercompany payables | 6,583 | — | (6,583) | — |
| Total liabilities | 886,275 | 41,238 | (6,583) | 920,930 |
| Minority interest in consolidated entities | — | — | 227,178 | 227,178 |
| Owners' capital | | | | |
| William Lyon Homes | — | 88,197 | (88,197) | — |
| Others | — | 227,178 | (227,178) | — |
| Stockholders' equity | 542,894 | — | — | 542,894 |
| | $1,429,169 | $356,613 | $ (94,780) | $1,691,002 |

## CONDENSED CONSOLIDATING BALANCE SHEET BY FORM OF OWNERSHIP (in thousands)

| | December 31, 2004 | | | | |
|---|---|---|---|---|---|
| | | Consolidated Entities | | | |
| | Wholly-Owned | Variable Interest Entities Under Interpretation No. 46 | Joint Ventures Previously Consolidated | Elimination Entries | Consolidated Total |
| **ASSETS** | | | | | |
| Cash and cash equivalents | $ 64,399 | $ 31,569 | $ 106 | $ — | $ 96,074 |
| Receivables | 34,147 | 5,155 | — | — | 39,302 |
| Real estate inventories | 824,243 | 234,930 | — | — | 1,059,173 |
| Investments in and advances to unconsolidated joint ventures | 17,911 | — | — | — | 17,911 |
| Investments in consolidated entities | 77,397 | — | — | (77,397) | — |
| Other assets | 62,102 | — | — | — | 62,102 |
| Intercompany receivables | — | — | 4,426 | (4,426) | — |
| | $1,080,199 | $271,654 | $4,532 | $ (81,823) | $1,274,562 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | |
| Accounts payable and accrued expenses | $ 166,698 | $ 18,913 | $4,527 | $ — | $ 190,138 |
| Notes payable | 16,957 | 31,614 | — | — | 48,571 |
| 7 5/8% Senior Notes due December 15, 2012 | 150,000 | — | — | — | 150,000 |
| 10 3/4% Senior Notes due April 1, 2013 | 246,648 | — | — | — | 246,648 |
| 7 1/2% Senior Notes due February 15, 2014 | 150,000 | — | — | — | 150,000 |
| Intercompany payables | 2,787 | 1,639 | — | (4,426) | — |
| Total liabilities | 733,090 | 52,166 | 4,527 | (4,426) | 785,357 |
| Minority interest in consolidated entities | — | — | — | 142,096 | 142,096 |
| Owners' capital | | | | | |
| William Lyon Homes | — | 77,392 | 5 | (77,397) | — |
| Others | — | 142,096 | — | (142,096) | — |
| Stockholders' equity | 347,109 | — | — | — | 347,109 |
| | $1,080,199 | $271,654 | $4,532 | $ (81,823) | $1,274,562 |

## CONDENSED CONSOLIDATING STATEMENT OF INCOME BY FORM OF OWNERSHIP
**(in thousands)**

| | Year Ended December 31, 2005 | | | |
|---|---|---|---|---|
| | Wholly-Owned | Variable Interest Entities Under Interpretation No. 46 | Eliminating Entries | Consolidated Total |
| Operating revenue | | | | |
| Sales | $ 1,449,524 | $ 406,859 | $ — | $ 1,856,383 |
| Management fees | 12,658 | — | (12,658) | — |
| | 1,462,182 | 406,859 | (12,658) | 1,856,383 |
| Operating costs | | | | |
| Cost of sales | (1,057,535) | (306,924) | 12,658 | (1,351,801) |
| Sales and marketing | (46,480) | (12,942) | — | (59,422) |
| General and administrative | (90,045) | — | — | (90,045) |
| Other | (7,050) | — | — | (7,050) |
| | (1,201,110) | (319,866) | 12,658 | (1,508,318) |
| Equity in income of unconsolidated joint ventures | 4,301 | — | — | 4,301 |
| Equity in income of consolidated entities | 50,009 | — | (50,009) | — |
| Minority equity in income of consolidated entities | — | — | (37,571) | (37,571) |
| Operating income | 315,382 | 86,993 | (87,580) | 314,795 |
| Financial advisory expenses | (2,191) | — | — | (2,191) |
| Other (expense) income, net | 1,589 | 587 | — | 2,176 |
| Income before provision for income taxes | 314,780 | 87,580 | (87,580) | 314,780 |
| Provision for income taxes | (124,149) | — | — | (124,149) |
| Net income | $ 190,631 | $ 87,580 | $(87,580) | $ 190,631 |

## CONDENSED CONSOLIDATING STATEMENT OF INCOME BY FORM OF OWNERSHIP (in thousands)

| | Year Ended December 31, 2004 | | | | |
|---|---|---|---|---|---|
| | | Consolidated Entities | | | |
| | Wholly-Owned | Variable Interest Entities Under Interpretation No. 46 | Joint Ventures Previously Consolidated | Elimination Entries | Consolidated Total |
| Operating revenue | | | | | |
| Sales | $ 1,282,535 | $ 539,312 | $ 33,655 | $ (33,655) | $ 1,821,847 |
| Management fees | 16,188 | — | — | (16,188) | — |
| | 1,298,723 | 539,312 | 33,655 | (49,843) | 1,821,847 |
| Operating costs | | | | | |
| Cost of sales | (964,398) | (402,020) | (33,655) | 49,843 | (1,350,230) |
| Sales and marketing | (41,381) | (17,411) | — | — | (58,792) |
| General and administrative | (80,784) | — | — | — | (80,784) |
| Other | (2,105) | — | — | — | (2,105) |
| | (1,088,668) | (419,431) | (33,655) | 49,843 | (1,491,911) |
| Equity in income of unconsolidated joint ventures | (699) | — | — | — | (699) |
| Equity in income of consolidated entities | 70,394 | — | — | (70,394) | — |
| Minority equity in income of consolidated entities | — | — | — | (49,661) | (49,661) |
| Operating income | 279,750 | 119,881 | — | (120,055) | 279,576 |
| Other income, net | 5,398 | 174 | — | — | 5,572 |
| Income before provision for income taxes | 285,148 | 120,055 | — | (120,055) | 285,148 |
| Provision for income taxes | (113,499) | — | — | — | (113,499) |
| Net income | $ 171,649 | $ 120,055 | $ — | $(120,055) | $ 171,649 |

**CONDENSED CONSOLIDATING STATEMENT OF INCOME BY FORM OF OWNERSHIP (in thousands)**

| | Year Ended December 31, 2003 | | | | |
|---|---|---|---|---|---|
| | | Consolidated Entities | | | |
| | Wholly-Owned | Variable Interest Entities Under Interpretation No. 46 | Joint Ventures Previously Consolidated | Elimination Entries | Consolidated Total |
| Operating revenue | | | | | |
| Sales | $ 879,114 | $ 9,199 | $ 129,439 | ($ 129,439) | $ 888,313 |
| Management fees | 9,490 | — | — | — | 9,490 |
| | 888,604 | 9,199 | 129,439 | (129,439) | 897,803 |
| Operating costs | | | | | |
| Cost of sales | (719,750) | (7,904) | (107,696) | 107,696 | (727,654) |
| Sales and marketing | (29,910) | (979) | (363) | — | (31,252) |
| General and administrative | (50,315) | — | — | — | (50,315) |
| Other | (1,834) | — | — | — | (1,834) |
| | (801,809) | (8,883) | (108,059) | 107,696 | (811,055) |
| Equity in income of unconsolidated joint ventures | 31,236 | — | — | — | 31,236 |
| Equity in loss of consolidated entities | (449) | — | — | 449 | — |
| Minority equity in income of consolidated entities | — | (429) | (21,743) | 21,743 | (429) |
| Operating income | 117,582 | (113) | (363) | 449 | 117,555 |
| Other income, net | 6,370 | 6 | 21 | — | 6,397 |
| Income (loss) before provision for income taxes | 123,952 | (107) | (342) | 449 | 123,952 |
| Provision for income taxes | (51,815) | — | — | — | (51,815) |
| Net income (loss) | $ 72,137 | $ (107) | $ (342) | $ 449 | $ 72,137 |

## Note 3 — Receivables

Receivables consist of the following (in thousands):

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| Notes receivable: | | |
| First trust deed mortgage notes receivable, pledged as collateral for revolving mortgage warehouse credit facility | $ 47,816 | $ 9,305 |
| Notes receivable from land sale | — | 5,343 |
| | 47,816 | 14,648 |
| Other receivables — primarily escrow proceeds | 95,665 | 24,654 |
| | $143,481 | $39,302 |

## Note 4 — Real Estate Inventories

Real estate inventories consist of the following (in thousands):

| Division | Deposits | Land(1) | Construction in Progress | Completed Inventory, Including Models and Completed Lots Held for Sale | Total |
|---|---|---|---|---|---|
| | December 31, 2005 | | | | |
| Southern California | $32,169 | $247,824 | $239,669 | $ 48,175 | $ 567,837 |
| Northern California | 950 | 123,209 | 97,882 | 19,897 | 241,938 |
| San Diego | 33,875 | 100,899 | 138,664 | 32,017 | 305,456 |
| Arizona | 8,222 | 56,545 | 53,836 | 10,001 | 128,604 |
| Nevada | 2,739 | 108,179 | 48,552 | 15,943 | 175,413 |
| | $77,956 | $636,656 | $578,603 | $126,033 | $1,419,248 |

| Division | Deposits | Land | Construction in Progress | Completed Inventory, Including Models and Completed Lots Held for Sale | Total |
|---|---|---|---|---|---|
| | December 31, 2004 | | | | |
| Southern California | $ 4,411 | $158,393 | $135,115 | $ 36,178 | $ 334,097 |
| Northern California | 1,656 | 107,566 | 143,687 | 17,375 | 270,284 |
| San Diego | 22,604 | 119,361 | 76,900 | 7,280 | 226,145 |
| Arizona | 9,352 | 64,156 | 35,770 | 5,675 | 114,953 |
| Nevada | — | 66,049 | 37,053 | 10,592 | 113,694 |
| | $38,023 | $515,525 | $428,525 | $ 77,100 | $1,059,173 |

(1) Includes the consolidation of certain lot option arrangements and land banking arrangements determined to be VIEs under Interpretation No. 46 in which the company is considered the primary beneficiary (See Note 2 above).

### Note 5 — Investments in and Advances to Unconsolidated Joint Ventures

The Company and certain of its subsidiaries are general partners or members in joint ventures involved in the development and sale of residential projects. The consolidated financial statements of the Company include the accounts of the Company, all majority-owned and controlled subsidiaries and certain joint ventures which have been determined to be variable interest entities in which the Company is considered the primary beneficiary (see Note 2). The financial statements of joint ventures which have not been determined to be variable interest entities in which the Company is considered the primary beneficiary are not consolidated with the Company's financial statements. The Company's investments in unconsolidated joint ventures are accounted for using the equity method because the Company has a 50% or less voting or economic interest (and thus such joint ventures are not controlled by the Company). Condensed combined financial information of these unconsolidated joint ventures as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005 are summarized as follows:

**CONDENSED COMBINED BALANCE SHEETS**
**(In thousands)**

| | December 31, | |
|---|---|---|
| | 2005 | 2004 |
| **ASSETS** | | |
| Cash and cash equivalents | $ 2,580 | $ 1,132 |
| Receivables | 3,253 | 948 |
| Real estate inventories | 31,279 | 38,193 |
| Investment in unconsolidated joint venture | — | 25,799 |
| Property and equipment | 956 | 165 |
| | $38,068 | $66,237 |
| **LIABILITIES AND OWNERS' CAPITAL** | | |
| Accounts payable | $ 5,127 | $ 2,313 |
| Notes payable | 32,377 | 28,580 |
| Advances from William Lyon Homes | 181 | 413 |
| | 37,685 | 31,306 |
| Owners' Capital | | |
| William Lyon Homes | 216 | 17,498 |
| Others | 167 | 17,433 |
| | 383 | 34,931 |
| | $38,068 | $66,237 |

## CONDENSED COMBINED STATEMENTS OF INCOME
*(In thousands)*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Operating revenue | | | |
| Home sales | $ — | $ — | $ 317,109 |
| Land sales | 26,091 | — | 8,440 |
| | 26,091 | — | 325,549 |
| Operating costs | | | |
| Cost of sales — homes | — | — | (248,252) |
| Cost of sales — land | (23,338) | — | (8,132) |
| Sales and marketing | (342) | — | (9,431) |
| General and administrative | (17) | — | — |
| Other | (1,380) | (694) | — |
| | (25,077) | (694) | (265,815) |
| Equity in income (loss) of unconsolidated joint ventures | 19,687 | (705) | — |
| Operating income (loss) | 20,701 | (1,399) | 59,734 |
| Other (loss), net | — | — | (1,327) |
| Net income (loss) | $ 20,701 | $(1,399) | $ 58,407 |
| Allocation to owners | | | |
| William Lyon Homes | $ 10,350 | $ (699) | $ 31,236 |
| Others | 10,351 | (700) | 27,171 |
| | $ 20,701 | $(1,399) | $ 58,407 |

Income allocations and cash distributions to the Company are based on predetermined formulas between the Company and the joint venture partners as specified in the applicable partnership or operating agreements. The Company generally receives, after partners' priority returns and return of partners' capital, approximately 50% of the profits and cash flows from joint ventures.

Certain joint ventures have obtained financing from construction lenders which amounted to $32,377,000 at December 31, 2005. As common practice required by commercial lenders, all of the joint ventures that have obtained financing are obligated to repay loans to a level such that they do not exceed certain required loan-to-value or loan-to-cost ratios. Each lender has the right to test the ratios by appraising the property securing the loan at the time. Either a decrease in the value of the property securing the loan or an increase in the construction costs could trigger this pay down obligation. The term of the obligation corresponds with the term of the loan and is limited to the outstanding loan balance.

During the year ended December 31, 2002, one of the Company's joint ventures ("Existing Venture") was restructured such that the Company was required to purchase the 538 lots owned by the Existing Venture on a specified takedown basis through October 15, 2003 at a purchase price equal to the future cost of such lots including a 20% preferred return on invested capital to the outside partner of the Existing Venture. During the year ended December 31, 2002, the first 242 lots were purchased from the Existing Venture for $64,468,000, which includes a $12,493,000 preferred return to the outside partner of the Existing Venture. The 242 lots were purchased by a newly formed joint venture ("New Venture") between the Company and an outside partner. The Company was required to and did purchase the 242 lots owned by the New Venture on a specified takedown basis through May 15, 2004 at a purchase price equal to $74,210,000 plus a 13 ½% preferred return on invested capital to the outside partner of the New Venture. Because the Company is required to purchase the lots owned by both the Existing Venture and the New Venture, and the Company now controls both ventures, the financial statements of both ventures have been consolidated with the Company's financial statements as of December 31, 2003, including real estate inventories of $28,095,000 and minority interest in consolidated joint ventures of $22,632,000. During the year ended December 31, 2002, an additional 44 lots were purchased from the Existing Venture for $19,765,000, which included a $3,953,000 preferred return to the outside partner of the Existing Venture. The 44 lots were purchased through a land banking arrangement (see Note 10 for additional information regarding the Company's land banking arrangements). During the year ended December 31, 2003, an additional 219 lots were purchased from the Existing Venture for $74,896,000, which included a $21,743,000 preferred return to the outside partner of the Existing Venture. These purchases included (i) 172 lots which were purchased from the Existing Venture under a land banking arrangement (see Note 2) for $56,632,000, which included a $16,441,000 preferred return to the outside partner of the Existing Venture and (ii) 47 lots which were purchased by the New Venture from the Existing Venture for $18,264,000, which included a $5,302,000 preferred return to the outside partner of the Existing Venture. During the year ended December 31, 2002, the Company purchased 15 lots from the New Venture for $5,135,000, all of which was paid to the outside partner as a return of capital. During the year ended December 31, 2003, the Company purchased 175 lots from the New Venture for $54,543,000, all of which was paid to the outside partner as a return of capital. During the year ended December 31, 2004, the Company purchased the remaining 99 lots from the New Venture for $34,281,000. The intercompany sales and related profits have been eliminated in consolidation.

During the year ended December 31, 2003, the Company's wholly-owned subsidiary William Lyon Homes, Inc., a California corporation, ("California Lyon"), and two unaffiliated parties formed a series of limited liability companies ("Development LLCs") for the purpose of acquiring three parcels of land totaling 236 acres in Irvine and Tustin, California (formerly part of the Tustin Marine Corps Air Station) and developing the land into 1,910 residential homesites. As of December 31, 2005, the Development LLCs sold substantially all of the lots. During the year ended December 31, 2005, California Lyon purchased 829 lots from the Development LLCs for a purchase price of $183,626,000, of which 267 lots were purchased through three land banking arrangements for a purchase price of $84,085,000 (see Note 2 for additional information regarding the Company's land banking arrangements). California Lyon has a 12 ½% indirect, minority interest in the Development LLCs and during the year ended December 31, 2005 earned income of $9,843,000 from the sale of lots by the Development LLCs, of which $5,159,000 of income was deferred as a reduction to the cost basis of the lots purchased by California Lyon and will be recognized when homes are constructed on the lots and sold to third parties.

The Company is a member in an unconsolidated joint venture limited liability company formed for the purpose of acquiring and developing land in Nevada. At December 31, 2005, the unconsolidated joint venture had outstanding land acquisition and development debt of $32,377,000, of which the Company guaranteed $16,188,500. During the year ended December 31, 2005, the Company purchased 488 lots for a purchase price of $15,900,000 from the unconsolidated joint venture. The Company deferred $890,000 of income from the transaction, which will be recognized when homes are constructed on the lots and sold to third parties.

During the year ended December 31, 2003, one of the joint ventures in which the Company is a general partner completed a land sale to the Company for $8,440,000 resulting in no gain or loss to the joint venture.

**Note 6 — Notes Payable and Senior Notes**

Notes payable and Senior Notes consist of the following (in thousands):

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| Notes payable: | | |
| Revolving credit facilities | $ 49,967 | $ 7,652 |
| Construction notes payable | 16,150 | 31,614 |
| Seller financing | 11,686 | — |
| Collateralized mortgage obligations under revolving mortgage warehouse credit facilities, secured by first trust deed mortgage notes receivable | 47,816 | 9,305 |
| | 125,619 | 48,571 |
| Senior Notes: | | |
| 7⅝% Senior Notes due December 15, 2012 | 150,000 | 150,000 |
| 10¾% Senior Notes due April 1, 2013 | 246,917 | 246,648 |
| 7½% Senior Notes due February 15, 2014 | 150,000 | 150,000 |
| | 546,917 | 546,648 |
| | $672,536 | $595,219 |

During the years ended December 31, 2005, 2004 and 2003, the Company incurred and capitalized interest relating to the above debt of $73,209,000, $59,024,000 and $47,188,000, respectively.

Maturities of the notes payable, 7⅝% Senior Notes due December 15, 2012, 10¾% Senior Notes due April 1, 2013 and the 7½% Senior Notes due February 15, 2014 are as follows as of December 31, 2005:

| Year Ended December 31, | (in thousands) |
|---|---|
| 2006 | $ 56,168 |
| 2007 | 55,545 |
| 2008 | 13,906 |
| 2009 | — |
| 2010 | — |
| Thereafter | 546,917 |
| | $672,536 |

*7⅝% Senior Notes*

On November 22, 2004, the Company's 100% owned subsidiary, William Lyon Homes, Inc., a California corporation, ("California Lyon") closed its offering of $150,000,000 principal amount of 7⅝% Senior Notes due 2012 (the "7⅝% Senior Notes"). The notes were sold pursuant to Rule 144A. The notes were issued at par, resulting in net proceeds to the Company of approximately $148,500,000. California Lyon agreed to file a registration statement with the Securities and Exchange Commission relating to an offer to exchange the notes for publicly tradeable notes having substantially identical terms. On January 12, 2005, the Securities and Exchange Commission declared the registration statement effective and California Lyon commenced an offer to exchange any and all of its outstanding $150,000,000 aggregate principal amount of 7⅝% Senior Notes due 2012, which are not registered under the Securities Act of 1933, for a like amount of its new 7⅝% Senior Notes due 2012, which are registered under the Securities Act of 1933, upon the terms and subject to the conditions set forth in the prospectus dated January 12, 2005. The exchange offer was completed for $146,500,000 principal amount of the 7⅝% Senior Notes on February 18, 2005. The remaining $3,500,000 principal amount of the old notes remains outstanding. The terms of the new notes are identical in all material respects to those of the old notes, except for certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes. Interest on the 7⅝% Senior Notes is payable semi-annually on December 15 and June 15 of each year. Based on the current outstanding principal amount of the 7⅝% Senior Notes, the Company's semi-annual interest payments are $5,700,000.

Except as set forth in the Indenture governing the 7⅝% Senior Notes ("7⅝% Senior Notes Indenture"), the 7⅝% Senior Notes are not redeemable prior to December 15, 2008. Thereafter, the 7⅝% Senior Notes will be redeemable at the option of California Lyon, in whole or in part, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any. In addition, on or before December 15, 2007, California Lyon may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of qualified equity offerings at a redemption price equal to 107.625% of the principal amount, plus accrued and unpaid interest, if any.

As of December 31, 2005, the outstanding 7⅝% Senior Notes with a face value of $150,000,000 had a fair value of approximately $132,375,000 based on quotes from industry sources.

*10¾% Senior Notes*

California Lyon filed a Registration Statement on Form S-3 with the Securities and Exchange Commission for the sale of $250,000,000 of Senior Notes due 2013 (the "10¾% Senior Notes") which became effective on March 12, 2003. The offering closed on March 17, 2003 and was fully subscribed and issued. The notes were issued at a price of 98.493% to the public, resulting in net proceeds to the Company of approximately $246,233,000. The purchase price reflected a discount to yield 11% under the effective interest method and the notes have been reflected net of the unamortized discount in the accompanying consolidated balance sheet. Interest on the 10¾% Senior Notes is payable on April 1 and October 1 of each year. Based on the current outstanding principal amount of the 10¾% Senior Notes, the Company's semi-annual interest payments are $13,400,000.

Except as set forth in the Indenture governing the 10¾% Senior Notes ("10¾% Senior Notes Indenture"), the 10¾% Senior Notes are not redeemable prior to April 1, 2008. Thereafter, the 10¾% Senior Notes will be redeemable at the option of California Lyon, in whole or in part, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any. In addition, on or before April 1, 2006, California Lyon may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of qualified equity offerings at a redemption price equal to 110.75% of the principal amount, plus accrued and unpaid interest, if any.

As of December 31, 2005, the outstanding 10¾% Senior Notes with a face value of $246,917,000 had a fair value of approximately $258,125,000 based on quotes from industry sources.

*7½% Senior Notes*

On February 6, 2004, California Lyon closed its offering of $150,000,000 principal amount of 7½% Senior Notes due 2014 (the "7½% Senior Notes"). The notes were sold pursuant to Rule 144A and outside the United States to non-U.S. persons in reliance on Regulation S. The notes were issued at par, resulting in net proceeds to the Company of approximately $147,600,000. California Lyon agreed to file a registration statement with the Securities and Exchange Commission relating to an offer to exchange the notes for publicly tradeable notes having substantially identical terms. On July 16, 2004, the Securities and Exchange Commission declared the registration statement effective and California Lyon commenced an offer to exchange any and all of its outstanding $150,000,000 aggregate principal amount of 7 ½% Senior Notes due 2014, which are not registered under the Securities Act of 1933, for a like amount of its new 7 ½% Senior Notes due 2014, which are registered under the Securities Act of 1933, upon the terms and subject to the conditions set forth in the prospectus dated July 16, 2004. The exchange offer was completed for the full principal amount of the 7 ½% Senior Notes on August 17, 2004. The terms of the new notes are identical in all material respects to those of the old notes, except for certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes. The new notes have been listed on the New York Stock Exchange. Interest on the 7 ½% Senior Notes is payable on February 15 and August 15 of each year. Based on the current outstanding principal amount of 7 ½% Senior Notes the Company's semi-annual interest payments are $5,600,000.

Except as set forth in the Indenture governing the 7 ½% Senior Notes ("7 ½% Senior Notes Indenture"), the 7 ½% Senior Notes are not redeemable prior to February 15, 2009. Thereafter, the 7 ½% Senior Notes will be redeemable at the option of California Lyon, in whole or in part, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any. In addition, on or before February 15, 2007, California Lyon may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of qualified equity offerings at a redemption price equal to 107.50% of the principal amount, plus accrued and unpaid interest, if any.

As of December 31, 2005, the outstanding 7 ½% Senior Notes with a face value of $150,000,000 had a fair value of approximately $129,750,000 based on quotes from industry sources.

* * * * *

The 7⅝% Senior Notes, the 10¾% Senior Notes and the 7 ½% Senior Notes (collectively, the "Senior Notes") are senior unsecured obligations of California Lyon and are unconditionally guaranteed on a senior unsecured basis by William Lyon Homes, a Delaware corporation ("Delaware Lyon"), which is the parent company of California Lyon, and all of Delaware Lyon's existing and certain of its future restricted subsidiaries. The Senior Notes and the guarantees rank senior to all of the Company's and the guarantors' debt that is expressly subordinated to the Senior Notes and the guarantees, but are effectively subordinated to all of the Company's and the guarantors' senior secured indebtedness to the extent of the value of the assets securing that indebtedness.

Upon a change of control as described in the respective Indentures governing the Senior Notes (the "Senior Notes Indentures"), California Lyon will be required to offer to purchase the Senior Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any.

If the Company's consolidated tangible net worth falls below $75.0 million for any two consecutive fiscal quarters, California Lyon will be required to make an offer to purchase up to 10% of each class of Senior Notes originally issued at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest, if any.

California Lyon is 100% owned by Delaware Lyon. Each subsidiary guarantor is 100% owned by California Lyon or Delaware Lyon. All guarantees of the Senior Notes are full and unconditional and all guarantees are joint and several. There are no significant restrictions on the ability of Delaware Lyon or any guarantor to obtain funds from subsidiaries by dividend or loan.

The Senior Notes Indentures contain covenants that limit the ability of Delaware Lyon and its restricted subsidiaries to, among other things: (i) incur additional indebtedness; (ii) pay dividends or make other distributions or repurchase its stock; (iii) make investments; (iv) sell assets; (v) incur liens; (vi) enter into agreements restricting the ability of Delaware Lyon's restricted subsidiaries (other than California Lyon) to pay dividends; (vii) enter into transactions with affiliates; and (viii) consolidate, merge or sell all or substantially all of Delaware Lyon's and California Lyon's assets. These covenants are subject to a number of important exceptions and qualifications as described in the Senior Notes Indentures.

The foregoing summary is not a complete description of the Senior Notes and is qualified in its entirety by reference to the Senior Notes Indentures.

The net proceeds of the offerings were used to repay amounts outstanding under revolving credit facilities and other indebtedness. The remaining proceeds were used to pay fees and commissions related to the offering and for other general corporate purposes.

At December 31, 2005, the Company had approximately $109,469,000 million of secured indebtedness, (excluding approximately $16,150,000 million of secured indebtedness of consolidated entities) and approximately $316,675,000 million of additional secured indebtedness available to be borrowed under the Company's credit facilities, as limited by the Company's borrowing base formulas.

Supplemental consolidating financial information of the Company, specifically including information for California Lyon, the issuer of the 10¾% Senior Notes, the 7½% Senior Notes and the 7⅝% Senior Notes, and Delaware Lyon and the guarantor subsidiaries is presented below. Investments in subsidiaries are presented using the equity method of accounting. Separate financial statements of California Lyon and the guarantor subsidiaries are not provided, as the consolidating financial information contained herein provides a more meaningful disclosure to allow investors to determine the nature of assets held and the operations of the combined groups.

## CONSOLIDATING BALANCE SHEET

**December 31, 2005**
**(in thousands)**

| | Unconsolidated | | | | | |
|---|---|---|---|---|---|---|
| | Delaware Lyon | California Lyon | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated Company |
| **ASSETS** | | | | | | |
| Cash and cash equivalents | $ — | $ 18,934 | $ 6,687 | $ 26,748 | $ — | $ 52,369 |
| Receivables | — | 75,505 | 52,567 | 15,409 | — | 143,481 |
| Real estate inventories | — | 1,226,916 | 2,090 | 190,242 | — | 1,419,248 |
| Investments in and advances to unconsolidated joint ventures | — | 397 | — | — | — | 397 |
| Property and equipment, net | — | 2,128 | 16,425 | — | — | 18,553 |
| Deferred loan costs | — | 12,323 | — | — | — | 12,323 |
| Goodwill | — | 5,896 | — | — | — | 5,896 |
| Other assets | — | 36,472 | 2,263 | — | — | 38,735 |
| Investments in subsidiaries | 542,894 | 88,254 | 10,332 | — | (641,480) | — |
| Intercompany receivables | — | 1,667 | 113,530 | 6,583 | (121,780) | — |
| | $542,894 | $1,468,492 | $203,894 | $238,982 | $(763,260) | $1,691,002 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | | |
| Accounts payable | $ — | $ 46,184 | $ 756 | $ 20,386 | $ — | $ 67,326 |
| Accrued expenses | — | 169,884 | 6,250 | 4,934 | — | 181,068 |
| Notes payable | — | 61,653 | 47,816 | 16,150 | — | 125,619 |
| 7 5/8% Senior Notes | — | 150,000 | — | — | — | 150,000 |
| 10 3/4% Senior Notes | — | 246,917 | — | — | — | 246,917 |
| 7 1/2% Senior Notes | — | 150,000 | — | — | — | 150,000 |
| Intercompany payables | — | 120,113 | 1,667 | — | (121,780) | — |
| Total liabilities | — | 944,751 | 56,489 | 41,470 | (121,780) | 920,930 |
| Minority interest in consolidated entities | — | — | — | — | 227,178 | 227,178 |
| Stockholders' equity | 542,894 | 523,741 | 147,405 | 197,512 | (868,658) | 542,894 |
| | $542,894 | $1,468,492 | $203,894 | $238,982 | $(763,260) | $1,691,002 |

## CONSOLIDATING BALANCE SHEET

**December 31, 2004**
**(in thousands)**

| | Unconsolidated | | | | | |
|---|---|---|---|---|---|---|
| | Delaware Lyon | California Lyon | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated Company |
| **ASSETS** | | | | | | |
| Cash and cash equivalents | $ — | $ 57,420 | $ 6,170 | $ 32,484 | $ — | $ 96,074 |
| Receivables | — | 22,458 | 11,361 | 5,483 | — | 39,302 |
| Real estate inventories | — | 834,469 | 1,767 | 222,937 | — | 1,059,173 |
| Investments in and advances to unconsolidated joint ventures | — | 17,911 | — | — | — | 17,911 |
| Property and equipment, net | — | 1,093 | 16,973 | — | — | 18,066 |
| Deferred loan costs | — | 13,982 | — | — | — | 13,982 |
| Goodwill | — | 5,896 | — | — | — | 5,896 |
| Other assets | — | 22,656 | 1,502 | — | — | 24,158 |
| Investments in subsidiaries | 347,109 | 77,303 | 11,390 | — | (435,802) | — |
| Intercompany receivables | — | 1,867 | 89,870 | — | (91,737) | — |
| | $347,109 | $1,055,055 | $139,033 | $260,904 | $(527,539) | $1,274,562 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | | |
| Accounts payable | $ — | $ 29,146 | $ 380 | $ 9,838 | $ — | $ 39,364 |
| Accrued expenses | — | 137,199 | 3,971 | 9,604 | — | 150,774 |
| Notes payable | — | 13,072 | 9,305 | 26,194 | — | 48,571 |
| 7⅝% Senior Notes | — | 150,000 | — | — | — | 150,000 |
| 10¾% Senior Notes | — | 246,648 | — | — | — | 246,648 |
| 7½% Senior Notes | — | 150,000 | — | — | — | 150,000 |
| Intercompany payables | — | 88,538 | 1,867 | 1,332 | (91,737) | — |
| Total liabilities | — | 814,603 | 15,523 | 46,968 | (91,737) | 785,357 |
| Minority interest in consolidated entities | — | — | — | — | 142,096 | 142,096 |
| Stockholders' equity | 347,109 | 240,452 | 123,510 | 213,936 | (577,898) | 347,109 |
| | $347,109 | $1,055,055 | $139,033 | $260,904 | $(527,539) | $1,274,562 |

## CONSOLIDATING STATEMENT OF INCOME

### Year Ended December 31, 2005 (in thousands)

| | Unconsolidated | | | | | |
|---|---|---|---|---|---|---|
| | Delaware Lyon | California Lyon | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated Company |
| Operating revenue | | | | | | |
| Sales | $ — | $ 1,246,082 | $ 203,442 | $ 406,859 | $ — | $ 1,856,383 |
| Management fees | — | 12,658 | — | — | (12,658) | — |
| | — | 1,258,740 | 203,442 | 406,859 | (12,658) | 1,856,383 |
| Operating costs | | | | | | |
| Cost of sales | — | (908,897) | (148,638) | (306,924) | 12,658 | (1,351,801) |
| Sales and marketing | — | (38,333) | (8,147) | (12,942) | — | (59,422) |
| General and administrative | — | (89,977) | (68) | — | — | (90,045) |
| Other | — | — | (7,050) | — | — | (7,050) |
| | — | (1,037,207) | (163,903) | (319,866) | 12,658 | (1,508,318) |
| Equity in income (loss) of unconsolidated joint ventures | — | 4,991 | (690) | — | — | 4,301 |
| Income (loss) from subsidiaries | 190,631 | 87,255 | (217) | — | (277,669) | — |
| Minority equity in income of consolidated entities | — | — | — | — | (37,571) | (37,571) |
| Operating income | 190,631 | 313,779 | 38,632 | 86,993 | (315,240) | 314,795 |
| Financial advisory expenses | — | (2,191) | — | — | — | (2,191) |
| Other (expense) income, net | — | 488 | 1,052 | 636 | — | 2,176 |
| Income before provision for income taxes | 190,631 | 312,076 | 39,684 | 87,629 | (315,240) | 314,780 |
| Provision for income taxes | — | (124,132) | — | (17) | — | (124,149) |
| Net income | $190,631 | $ 187,944 | $ 39,684 | $ 87,612 | $(315,240) | $ 190,631 |

## CONSOLIDATING STATEMENT OF INCOME

### Year Ended December 31, 2004
(in thousands)

| | Unconsolidated | | | | | |
|---|---|---|---|---|---|---|
| | Delaware Lyon | California Lyon | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated Company |
| Operating revenue | | | | | | |
| Sales | $ — | $ 1,219,155 | $ 97,035 | $ 539,312 | $ (33,655) | $ 1,821,847 |
| Management fees | — | 16,188 | — | — | (16,188) | — |
| | — | 1,235,343 | 97,035 | 539,312 | (49,843) | 1,821,847 |
| Operating costs | | | | | | |
| Cost of sales | — | (933,472) | (64,581) | (402,020) | 49,843 | (1,350,230) |
| Sales and marketing | — | (36,850) | (4,531) | (17,411) | — | (58,792) |
| General and administrative | — | (80,570) | (214) | — | — | (80,784) |
| Other | — | — | (2,105) | — | — | (2,105) |
| | — | (1,050,892) | (71,431) | (419,431) | 49,843 | (1,491,911) |
| Equity in loss of unconsolidated joint ventures | — | (352) | (347) | — | — | (699) |
| Income from subsidiaries | 171,649 | 90,478 | 6,048 | — | (268,175) | — |
| Minority equity in income of consolidated entities | — | — | — | — | (49,661) | (49,661) |
| Operating income | 171,649 | 274,577 | 31,305 | 119,881 | (317,836) | 279,576 |
| Other income, net | — | 270 | 3,497 | 1,805 | — | 5,572 |
| Income before provision for income taxes | 171,649 | 274,847 | 34,802 | 121,686 | (317,836) | 285,148 |
| Provision for income taxes | — | (112,919) | — | (580) | — | (113,499) |
| Net income | $171,649 | $ 161,928 | $ 34,802 | $ 121,106 | $(317,836) | $ 171,649 |

## CONSOLIDATING STATEMENT OF INCOME

### Year Ended December 31, 2003
### (in thousands)

| | Unconsolidated | | | | | |
|---|---|---|---|---|---|---|
| | Delaware Lyon | California Lyon | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated Company |
| Operating revenue | | | | | | |
| Sales | $ — | $ 811,342 | $ 67,772 | $ 138,638 | $(129,439) | $ 888,313 |
| Management fees | — | 9,490 | — | — | — | 9,490 |
| | — | 820,832 | 67,772 | 138,638 | (129,439) | 897,803 |
| Operating costs | | | | | | |
| Cost of sales | — | (659,473) | (60,277) | (115,600) | 107,696 | (727,654) |
| Sales and marketing | — | (26,856) | (3,052) | (1,344) | — | (31,252) |
| General and administrative | — | (50,105) | (210) | — | — | (50,315) |
| Other | — | — | (1,834) | — | — | (1,834) |
| | — | (736,434) | (65,373) | (116,944) | 107,696 | (811,055) |
| Equity in income of unconsolidated joint ventures | — | 31,236 | — | — | — | 31,236 |
| Income from subsidiaries | 72,137 | 2,604 | — | — | (74,741) | — |
| Minority equity in income of consolidated entities | — | — | — | (22,172) | 21,743 | (429) |
| Operating income | 72,137 | 118,238 | 2,399 | (478) | (74,741) | 117,555 |
| Other income, net | — | 1,041 | 4,358 | 998 | — | 6,397 |
| Income before provision for income taxes | 72,137 | 119,279 | 6,757 | 520 | (74,741) | 123,952 |
| Provision for income taxes | — | (51,475) | — | (340) | — | (51,815) |
| Net income | $72,137 | $ 67,804 | $ 6,757 | $ 180 | $ (74,741) | $ 72,137 |

## CONSOLIDATING STATEMENT OF CASH FLOWS

### Year Ended December 31, 2005
### (in thousands)

| | Unconsolidated | | | | | |
|---|---|---|---|---|---|---|
| | Delaware Lyon | California Lyon | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated Company |
| Operating activities: | | | | | | |
| Net income | $ 190,631 | $ 187,944 | $ 39,684 | $ 87,612 | $(315,240) | $ 190,631 |
| Adjustments to reconcile net income to net cash (used in) provided by operating activities: | | | | | | |
| Depreciation and amortization | — | 527 | 1,565 | — | — | 2,092 |
| Equity in (income) loss of unconsolidated joint ventures | — | (4,991) | 690 | — | — | (4,301) |
| Distributions of income from unconsolidated joint ventures | — | 2,625 | 83 | — | — | 2,708 |
| Minority equity in income of consolidated entities | — | — | — | — | 37,571 | 37,571 |
| Equity in (earnings) loss of subsidiaries | (190,631) | (87,255) | 217 | — | 277,669 | — |
| Impairment loss on real estate asset | — | — | 4,600 | — | — | 4,600 |
| State income tax refund credited to additional paid in capital | — | 1,845 | — | — | — | 1,845 |
| Provision for income taxes | — | 124,132 | — | 17 | — | 124,149 |
| Net changes in operating assets and liabilities: | | | | | | |
| Receivables | — | (53,047) | (41,206) | (9,926) | — | (104,179) |
| Intercompany receivables/payables | — | 4,600 | (28,260) | (7,915) | 31,575 | — |
| Real estate inventories | — | (268,431) | (1,213) | 37,404 | — | (232,240) |
| Deferred loan costs | — | 1,659 | — | — | — | 1,659 |
| Other assets | — | (5,412) | (761) | — | — | (6,173) |
| Accounts payable | — | 17,038 | 376 | 10,548 | — | 27,962 |
| Accrued expenses | — | (88,450) | 2,279 | (4,687) | — | (90,858) |
| Net cash (used in) provided by operating activities | — | (167,216) | (21,946) | 113,053 | 31,575 | (44,534) |
| Investing activities: | | | | | | |
| Net change in investment in unconsolidated joint ventures | — | 18,990 | 117 | — | — | 19,107 |
| Purchases of property and equipment | — | (1,562) | (1,017) | — | — | (2,579) |
| Investments in subsidiaries | — | 76,304 | 841 | — | (77,145) | — |
| Advances (to) from affiliates | (312) | (1,897) | — | — | 2,209 | — |
| Net cash (used in) provided by investing activities | (312) | 91,835 | (59) | — | (74,936) | 16,528 |
| Financing activities: | | | | | | |
| Proceeds from borrowings on notes payable | — | 1,131,835 | 723,617 | — | — | 1,855,452 |
| Principal payments on notes payable | — | (1,094,940) | (685,106) | (14,753) | — | (1,794,799) |
| Minority interest contributions, net | — | — | — | (76,664) | — | (76,664) |
| Common stock issued for exercised stock options | 312 | — | — | — | — | 312 |
| Advances (to) from affiliates | — | — | (15,989) | (27,372) | 43,361 | — |
| Net cash provided by (used in) financing activities | 312 | 36,895 | 22,522 | (118,789) | 43,361 | (15,699) |
| Net (decrease) increase in cash and cash equivalents | — | (38,486) | 517 | (5,736) | — | (43,705) |
| Cash and cash equivalents at beginning of year | — | 57,420 | 6,170 | 32,484 | — | 96,074 |
| Cash and cash equivalents at end of year | $ — | $ 18,934 | $ 6,687 | $ 26,748 | $ — | $ 52,369 |

## CONSOLIDATING STATEMENT OF CASH FLOWS

### Year Ended December 31, 2004 (in thousands)

| | Unconsolidated | | | | | |
|---|---|---|---|---|---|---|
| | Delaware Lyon | California Lyon | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated Company |
| Operating activities: | | | | | | |
| Net income | $ 171,649 | $ 161,928 | $ 34,802 | $ 121,106 | $(317,836) | $ 171,649 |
| Adjustments to reconcile net income to net cash (used in) provided by operating activities: | | | | | | |
| Depreciation and amortization | — | 444 | 883 | — | — | 1,327 |
| Equity in loss of unconsolidated joint ventures | — | 352 | 347 | — | — | 699 |
| Equity in earnings of subsidiaries | (171,649) | (90,478) | (6,048) | — | 268,175 | — |
| Minority equity in income of consolidated entities | — | — | — | — | 49,661 | 49,661 |
| Provision for income taxes | — | 112,919 | — | 580 | — | 113,499 |
| Net changes in operating assets and liabilities: | | | | | | |
| Receivables | — | (243) | 9,852 | (441) | — | 9,168 |
| Intercompany receivables/payables | — | — | (20,040) | 1,332 | 18,708 | — |
| Real estate inventories | — | (289,897) | (673) | 95,230 | — | (195,340) |
| Deferred loan costs | — | (1,004) | — | — | — | (1,004) |
| Other assets | — | (4,790) | (332) | — | — | (5,122) |
| Accounts payable | — | (1,489) | (41) | (1,082) | — | (2,612) |
| Accrued expenses | — | (60,010) | 62 | 5,316 | — | (54,632) |
| Net cash (used in) provided by operating activities | — | (172,268) | 18,812 | 222,041 | 18,708 | 87,293 |
| Investing activities: | | | | | | |
| Net change in investments in and advances to unconsolidated joint ventures | — | 1,046 | (347) | — | — | 699 |
| Purchases of property and equipment | — | (737) | (17,031) | — | — | (17,768) |
| Investment in subsidiaries | — | 51,729 | (5,342) | — | (46,387) | — |
| Advances from (to) affiliates | 80,069 | (32,304) | — | (26,304) | (21,461) | — |
| Net cash provided by (used in) investing activities | 80,069 | 19,734 | (22,720) | (26,304) | (67,848) | (17,069) |
| Financing activities: | | | | | | |
| Proceeds from borrowings on notes payable | — | 1,339,500 | 429,433 | — | — | 1,768,933 |
| Principal payments on notes payable | — | (1,381,024) | (429,749) | (85,592) | — | (1,896,365) |
| Issuance of 7 5/8% Senior Notes | — | 148,500 | — | — | — | 148,500 |
| Issuance of 7 1/2% Senior Notes | — | 147,563 | — | — | — | 147,563 |
| Minority interest (distributions) contributions, net | — | (58,269) | — | (28,580) | — | (86,849) |
| Common stock issued for exercised options | 932 | — | — | — | — | 932 |
| Common stock purchased | (81,001) | — | — | — | — | (81,001) |
| Advances from (to) affiliates | — | — | 6,187 | (55,327) | 49,140 | — |
| Net cash (used in) provided by financing activities | (80,069) | 196,270 | 5,871 | (169,499) | 49,140 | 1,713 |
| Net increase in cash and cash equivalents | — | 43,736 | 1,963 | 26,238 | — | 71,937 |
| Cash and cash equivalents at beginning of year | — | 13,684 | 4,207 | 6,246 | — | 24,137 |
| Cash and cash equivalents at end of year | $ — | $ 57,420 | $ 6,170 | $ 32,484 | $ — | $ 96,074 |

## CONSOLIDATING STATEMENT OF CASH FLOWS

### Year Ended December 31, 2003
### (in thousands)

| | Unconsolidated | | | | | |
|---|---|---|---|---|---|---|
| | Delaware Lyon | California Lyon | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminating Entries | Consolidated Company |
| Operating activities: | | | | | | |
| Net income | $ 72,137 | $ 67,804 | $ 6,757 | $ 180 | $(74,741) | $ 72,137 |
| Adjustments to reconcile net income to net cash (used in) provided by operating activities: | | | | | | |
| Depreciation and amortization | — | 668 | 414 | — | — | 1,082 |
| Equity in income of unconsolidated joint ventures | — | (31,236) | — | — | — | (31,236) |
| Distributions of income from unconsolidated joint ventures | — | 37,501 | — | — | — | 37,501 |
| Equity in earnings of subsidiaries | (72,137) | (2,604) | — | — | 74,741 | — |
| Minority equity in income of consolidated joint ventures | — | — | — | 22,172 | (21,743) | 429 |
| Provision for income taxes | — | 51,475 | — | 340 | — | 51,815 |
| Net changes in operating assets and liabilities: | | | | | | |
| Receivables | — | (13,558) | (1,272) | (2,647) | — | (17,477) |
| Intercompany receivables/payables | (586) | 586 | 7,457 | — | (7,457) | — |
| Real estate inventories | — | (171,261) | — | (34,661) | — | (205,922) |
| Deferred loan costs | 586 | (8,286) | — | — | — | (7,700) |
| Other assets | — | (2,672) | (1,044) | — | — | (3,716) |
| Accounts payable | — | 2,272 | (1,153) | (303) | — | 816 |
| Accrued expenses | — | (19,603) | (1,098) | 432 | — | (20,269) |
| Net cash (used in) provided by operating activities | — | (88,914) | 10,061 | (14,487) | (29,200) | (122,540) |
| Investing activities: | | | | | | |
| Net change in investments in and advances to unconsolidated joint ventures | — | 12,662 | 864 | — | — | 13,526 |
| Purchases of property and equipment | — | (291) | (285) | — | — | (576) |
| Investment in subsidiaries | — | 47,883 | — | — | (47,883) | — |
| Advances from (to) affiliates | 75,165 | (149,148) | — | — | 73,983 | — |
| Net cash provided by (used in) investing activities | 75,165 | (88,894) | 579 | — | 26,100 | 12,950 |
| Financing activities: | | | | | | |
| Proceeds from borrowings on notes payable | — | 726,146 | 379,318 | — | — | 1,105,464 |
| Principal payments on notes payable | — | (833,083) | (387,836) | — | — | (1,220,919) |
| Repayment of 12 ½% Senior Notes | (70,279) | — | — | — | — | (70,279) |
| Issuance of 10 ¾% Senior Notes | — | 246,233 | — | — | — | 246,233 |
| Common stock issued for exercised options | 2,294 | — | — | — | — | 2,294 |
| Common stock purchased | (7,180) | — | — | — | — | (7,180) |
| Minority interest distributions, net | — | 40,672 | — | 20,748 | — | 61,420 |
| Advances from affiliates | — | — | 14 | (3,114) | 3,100 | — |
| Net cash (used in) provided by financing activities | (75,165) | 179,968 | (8,504) | 17,634 | 3,100 | 117,033 |
| Net increase in cash and cash equivalents | — | 2,160 | 2,136 | 3,147 | — | 7,443 |
| Cash and cash equivalents at beginning of year | — | 11,524 | 2,071 | 3,099 | — | 16,694 |
| Cash and cash equivalents at end of year | $ — | $ 13,684 | $ 4,207 | $ 6,246 | $ — | $ 24,137 |

*Revolving Credit Facilities*

As of December 31, 2005, the Company has four revolving credit facilities which have an aggregate maximum loan commitment of $410,000,000 and mature at various dates through 2008. A $90,000,000 revolving line of credit "expires" in October 2006. After that date, the Company may borrow amounts, subject to applicable borrowing base and concentration limitations, under this facility solely to complete the construction of residences begun prior to such date in approved projects funded by disbursements under this facility. The final maturity date is the earlier of the date upon which the last residence, the construction of which was financed with proceeds of this loan, is sold or the date upon which such last residence is excluded from the borrowing base by the passage of time under this facility. However, as in the past, the Company expects the maturity to be extended by the lender at each maturity date for an additional year. A $150,000,000 revolving line of credit finally matures in September 2008, although after September 2006, advances under this facility may only be made to complete projects approved on or before such date. The maximum commitment of $150,000,000 under this facility is reduced by the aggregate amount of loan commitments under separate project loans issued by the lender or its affiliates to the Company or its affiliates with respect to projects that are not cross-collateralized with the collateral under this credit facility. A $70,000,000 bank revolving line of credit initially "matures" in September 2006. After that date: a) the maximum commitment under this facility reduces at a rate of $8,750,000 per quarter beginning with the quarter ending December 31, 2006, with a final maturity date of September 2008, and b) advances may only be used to complete previously approved projects subject to the borrowing base as of the initial maturity date. A $100,000,000 revolving line of credit matures in June 2008, although after June 2007, the lender is not required to make advances under this facility. Effective on March 8, 2006, the Company entered into an agreement with a lender for an additional revolving credit facility in the amount of $50,000,000. In addition, in March 2006 the Company agreed in principle to enter into an agreement with another lender for an additional revolving credit facility in the amount of $50,000,000. The facilities mature in February and March 2008, respectively. After giving effect to the two additional revolving credit facilities, the Company's aggregate maximum loan commitment under the six revolving credit facilities will be $510,000,000.

Availability under each credit facility is subject not only to the maximum amount committed under the respective facility, but also to both various borrowing base and concentration limitations. The borrowing base limits lender advances to certain agreed percentages of asset value. The allowed percentage generally increases as the asset progresses from land under development to residence subject to contract of sale. Advances for each type of collateral become due in whole or in part, subject to possible re-borrowing, and/or the collateral becomes excluded from the borrowing base, after a specified period or earlier upon sale. Concentration limitations further restrict availability under the credit facilities. The effect of these borrowing base and concentration limitations essentially is to mandate minimum levels of the Company's investment in a project, with higher percentages of investment required at earlier phases of a project, and with greater absolute dollar amounts of investment required as a project progresses. Each revolving credit facility is secured by deeds of trust on the real property and improvements thereon owned by the Company in the subdivision project(s) approved by the respective lender, as well as pledges of all net sale proceeds, related contracts and other ancillary property. Also, each credit facility includes financial covenants, which may limit the amount that may be borrowed thereunder. Outstanding advances bear interest at various rates, which approximate the prime rate. As of December 31, 2005, $49,967,000 was outstanding under these credit facilities, with a weighted-average interest rate of 6.892%, and the undrawn availability was $316,675,000 as limited by the Company's borrowing base formulas. Interest on the revolving credit facilities is calculated on the average, outstanding daily balance and is paid following the end of each month. During the year ended December 31, 2005, the Company borrowed $1,112,663,000 and repaid $1,070,348,000 under these facilities. The maximum amount outstanding was $200,459,000 and the weighted average borrowings were $113,647,000 during the year ended December 31, 2005. Interest incurred on the revolving credit facilities for the year ended December 31, 2005 was $8,240,000. The Company has provided an unsecured environmental indemnity in favor of the lender under the $125,000,000 bank line of credit (see Note 10). The Company routinely makes borrowings under its revolving credit facilities in the ordinary course of business within the maximum aggregate loan commitment amounts to fund its operations, including its land acquisition and home building activities, and repays such borrowings, as required by the credit facilities, with the net proceeds from sales of the real property, including homes, which secure the applicable credit facility.

Under the revolving credit facilities, we are required to comply with a number of covenants, the most restrictive of which require Delaware Lyon to maintain:

- A tangible net worth, as defined, of $120,000,000, adjusted upwards quarterly by 50% of Delaware Lyon's quarterly net income after March 31, 2002,
- A ratio of total liabilities to tangible net worth, each as defined, of less than 3.25 to 1; and
- Minimum liquidity, as defined, of at least $10,000,000.

As of and for the period ending December 31, 2005, the Company is in compliance with these covenants.

These facilities include a number of other covenants with respect to such matters as the posting of cash or letters of credit in certain circumstances, the application or deposit of excess net sales proceeds, maintenance of specified ratios, limitations on investments in joint ventures, maintenance of fixed charge coverages, stock ownership changes, and lot ownership.

As a common practice required by commercial lenders, the Company is obligated to repay loans to a level such that they do not exceed certain required loan-to-value or loan-to-cost ratios. Each lender has the right to test the ratios by appraising the property securing the loan at any time. Either a decrease in the value of the property securing the loan or an increase in the construction costs could trigger this pay down obligation. The term of the obligation corresponds with the term of the loan and is limited to the outstanding loan balance. The entire revolving credit facilities balance is subject to these obligations as of December 31, 2005.

*Construction Notes Payable*

At December 31, 2005, the Company had construction notes payable on certain consolidated entities amounting to $16,150,000. The construction notes have various maturity dates through 2008 and bear interest at rates ranging from prime to prime plus 0.25% at December 31, 2005. Interest is calculated on the average daily balance and is paid following the end of each month.

*Seller Financing*

At December 31, 2005, the Company had $11,686,000 of notes payable outstanding related to land acquisitions for which seller financing was provided. The seller financing notes are due at various dates through December 2007 and bear interest at rates ranging from 9.0% to 12.0% at December 31, 2005. Interest is calculated on the average principal balance outstanding and is accrued and paid when the financing is repaid.

*Revolving Mortgage Warehouse Credit Facilities*

The Company, through its mortgage subsidiary and one of its unconsolidated joint ventures, has entered into two revolving mortgage warehouse credit facilities with banks to fund its mortgage origination operations. The original credit facility, which matures in May 2006, provides for revolving loans of up to $30,000,000 outstanding, $20,000,000 of which is committed (lender obligated to lend if stated conditions are satisfied) and $10,000,000 of which is not committed (lender advances are optional even if stated conditions are otherwise satisfied). In October 2005, the original credit facility was increased to $48,000,000 for the period November

2005 through February 2006, $32,000,000 of which is committed and $16,000,000 is not committed, and will decrease to $20,000,000, thereafter. The Company's mortgage subsidiary and one of its unconsolidated joint ventures entered into an additional $20,000,000 credit facility which matures in October 2006. In October 2005, the commitment amount of the additional credit facility was temporarily increased to $50,000,000 for the period November 2005 through January 2006, and will decrease to $30,000,000, $20,000,000 of which is committed and $10,000,000 is not committed, thereafter. The temporary increases in the credit facilities improved the ability of the Company's mortgage subsidiary to fund the high volume of loans that were anticipated to occur during the period. The Company expects the maturity to be extended by the lender at each maturity date for an additional year. Mortgage loans are generally held for a short period of time and are typically sold to investors within 7 to 15 days following funding. The facilities are secured by substantially all of the assets of each of the borrowers, including the mortgage loans held for sale, all rights of each of the borrowers with respect to contractual obligations of third party investors to purchase such mortgage loans, and all proceeds of sale of such mortgage loans. The facilities, which have LIBOR based pricing, also contain certain financial covenants requiring the borrowers to maintain minimum tangible net worth, leverage, profitability and liquidity. These facilities are non-recourse and are not guaranteed by the Company. At December 31, 2005 the outstanding balance under these facilities was $47,816,000.

*Prime Interest Rates*

The prime interest rates at December 31, 2005, 2004 and 2003 were 7.25%, 5.25% and 4.00%, respectively. The weighted-average prime interest rates for each of the three years ended December 31, 2005, 2004 and 2003 were 6.19%, 4.34% and 4.12%, respectively.

## Note 7 — Stockholders' Equity

*Stock Repurchases*

On November 12, 2004 the Company's Board of Directors approved an increase in the size of the Company's previously announced stock repurchase program to 3,000,000 shares of its common stock (including any shares previously repurchased by the Company under the program). Under the program, as originally adopted in September 2001, the Company could repurchase 20% of its then outstanding shares of common stock or approximately 2,000,000 shares. Under the plan, the stock will be purchased in the open market or privately negotiated transactions from time to time in compliance with Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements and other factors. The timing and amounts of any purchases will be as determined by the Company's management from time to time or may be suspended at any time or from time to time without prior notice, depending on market conditions and other factors they deem relevant. The repurchased shares may be held as treasury stock and used for general corporate purchases or cancelled. As of December 31, 2005, 1,218,400 shares of common stock had been purchased for $26,750,000 and retired under this program and 1,275,000 shares of common stock had been purchased for $81,001,000 and held in treasury. No shares were purchased under this program during the year ended December 31, 2005.

*Stock Option Plans*

Effective on May 9, 2000, the Company's Board of Directors approved the William Lyon Homes 2000 Stock Incentive Plan (the "Plan") and authorized an initial 1,000,000 shares of common stock to be reserved for issuance under the Plan. Under the Plan, options may be granted from time to time to key employees, officers, directors, consultants and advisors of the Company. The Plan is administered by the Stock Option Committee of the Board of Directors (the "Committee"). The Committee is generally empowered to interpret the Plan, prescribe rules and regulations relating thereto, determine the terms of the option agreements, amend them with the consent of the optionee, determine the employees to whom options are to be granted, and determine the number of shares subject to each option and the exercise price thereof. The per share exercise price for options will not be less than 100% of the fair market value of a share of common stock on the date the option is granted. The options will be exercisable for a term determined by the Committee, not to exceed ten years from the date of grant, and vest as follows: one year from date of grant—33 1/3%; two years from date of grant—33 1/3%; and three years from date of grant—33 1/3%.

Effective on May 9, 2000, the Company issued options under the William Lyon Homes 2000 Stock Incentive Plan to purchase a total of 627,500 shares of common stock at $8.6875 per share. During the year ended December 31, 2001, the Company issued additional options under the William Lyon Homes 2000 Stock Incentive Plan to purchase 12,500 shares of common stock at $9.10 per share and 20,000 shares of common stock at a price of $13.00 per share. During the years ended December 31, 2005, 2004 and 2003, certain officers and directors exercised options to purchase 35,831, 92,964 and 240,359 shares, respectively, of the Company's common stock at a price of $8.6875 per share in accordance with the William Lyon Homes 2000 Stock Incentive Plan. During the years ended December 31, 2004 and 2003, certain officers exercised options to purchase 6,666 and 10,000 shares, respectively, of the Company's common stock at a price of $13.00 per share in accordance with the William Lyon Homes 2000 Stock Incentive Plan. During the years ended December 31, 2004 and 2003 an officer exercised options to purchase 4,166 and 8,334 shares of the Company's common stock at a price of $9.10. As of December 31, 2005, 56,666 options have been forfeited and 50,000 options priced at $8.6875 remain unexercised. All unexercised options expire on May 9, 2010.

Pursuant to the provisions of Statement No. 123, issued in October 1995, the Company has elected to continue applying the methodology prescribed by APB No. 25 and related interpretations to account for outstanding stock options. Accordingly, no compensation cost has been recognized in the financial statements related to stock options awarded to officers, directors and employees under the Plan. As required by Statement No. 123, for disclosure purposes only, the Company has measured the amount of compensation cost which would have been recognized related to stock options had the fair value of the options at the date of grant been used for accounting purposes which is summarized in Note 1.

*Incentive Compensation Plans*

At the Annual Meeting of Holders of Common Stock of the Company held on November 9, 2005, the stockholders approved the Company's 2005 Senior Executive Bonus Plan (the "Plan"). The Plan provides that the Chief Executive Officer ("CEO") and the Chief Operating Officer ("COO") are each eligible to receive a bonus of 3% of the Company's pre-tax, pre-bonus income. In addition, under the Plan, each Division President is eligible to receive a bonus of 3% of the division's pre-tax, pre-bonus income, determined after allocation to the division of its allocable portion of corporate general and administrative expenses. In addition, the Company's board of directors has approved a cash bonus plan applicable in 2005 for all of its full-time, salaried employees who are not included in the Company's 2005 Senior Executive Bonus Plan. Under this cash bonus plan, the Chief Financial Officer (the "CFO") is eligible to receive a bonus based upon a specified percentage of the Company's pre-tax, pre-bonus income. All other participants under this cash bonus plan are eligible to receive bonuses based upon specified percentages of a bonus pool determined as a specified percentage of pre-tax, pre-bonus income.

For the CEO, COO, CFO, division presidents, executives and managers, awards under bonus plans are paid over two years with 75% paid following the determination of bonus awards, and 25% paid one year later. The deferred amounts would be forfeited in the event of termination for any reason except retirement, death or disability.

*Executive Deferred Compensation Plans*

The Company has implemented deferred compensation plans which allow certain officers and employees to defer a portion of total income (base salary and bonuses). The deferral amount can be up to 20% of total income with a minimum of $10,000 annually. The Company must accrue the deferred compensation liability but cannot deduct such amounts for income tax purposes until actually paid to the employee.

## Note 8 — Income Taxes

The following summarizes the provision for income taxes (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Current | | | |
| Federal | (103,314) | $ (99,580) | $(45,123) |
| State | (24,532) | (22,391) | (10,286) |
| | (127,846) | (121,971) | (55,409) |
| Deferred | | | |
| Federal | 3,141 | 7,589 | 2,985 |
| State | 556 | 883 | 609 |
| | 3,697 | 8,472 | 3,594 |
| | (124,149) | $(113,499) | $(51,815) |

Income taxes differ from the amounts computed by applying the applicable Federal statutory rates due to the following (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Provision for Federal income taxes at the statutory rate | (110,173) | $ (99,801) | $(43,420) |
| Provision for state income taxes, net of Federal income tax benefits | (15,528) | (14,011) | (6,044) |
| Other | 1,552 | 313 | (2,351) |
| | (124,149) | $(113,499) | $(51,815) |

Temporary differences giving rise to deferred income taxes consist of the following (in thousands):

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| Deferred tax assets | | |
| Reserves deducted for financial reporting purposes not allowable for tax purposes | 10,415 | $ 5,386 |
| Compensation deductible for tax purposes when paid | 10,893 | 8,675 |
| State income tax provisions deductible when paid for Federal tax purposes | 7,299 | 6,608 |
| Effect of book/tax differences for joint ventures | 1,860 | 2,083 |
| | 30,467 | 22,752 |
| Deferred tax liabilities | | |
| Effect of book/tax differences for joint ventures | (8,407) | (4,389) |
| | 22,060 | $18,363 |

During the years ended December 31, 2005 and 2004, income tax benefits of $1,990,000 and $3,489,000, respectively, related to stock option exercises were excluded from the results of operations and credited to additional paid-in capital. In addition, for the year ending December 31, 2005, utilization of built-in losses associated with transactions prior to the quasi-reorganization, including a state tax refund received of $1,845,000, resulted in income tax benefits credited to additional paid-in capital of $1,007,000.

The estimated overall effective tax rate for the years ending December 31, 2005, 2004 and 2003 are 39.4%, 39.8% and 41.8%, respectively. At December 31, 2005 the Company has unused recognized built-in losses in the amount of $23,297,000 which are available to offset future income and expire between 2009 and 2011. The utilization of these losses is limited to offset $3,883,000 of taxable income per year; however, any unused losses in any year may be carried forward for utilization in future years through 2011. The Company's ability to utilize the foregoing tax benefits will depend upon the amount of its future taxable income and may be further limited under certain circumstances.

## Note 9 — Related Party Transactions

On October 26, 2000, the Company's Board of Directors (with Messrs. William Lyon and William H. Lyon abstaining) approved the purchase of 579 lots for a total purchase price of $12,581,000 from an entity controlled by William Lyon and William H. Lyon. The terms of the purchase agreement provide for an initial option payment of $1,000,000 and a rolling option takedown of the lots. In addition, one-half of the net profits in excess of six percent from the development are to be paid to the seller. Phase takedowns of approximately 20 lots each are anticipated to occur at two to three month intervals for each of several product types through September 2004. As of December 31, 2004, all lots were purchased under this agreement. During the years ended December 31, 2004 and 2003, the Company purchased 92 and 72 lots, respectively, under this agreement for a total purchase price of $1,984,000 and $2,507,000, respectively. During the years ended December 31, 2005, 2004 and 2003, the Company paid $1,949,000, $1,689,000 and $0, respectively for one-half of the net profits in excess of six percent from the development. This land acquisition qualified as an affiliate transaction under the Company's 12 ½% Senior Notes due July 1, 2003 Indenture dated as of June 29, 1994, as amended (the "Old Indenture"). Pursuant to the terms of the Old Indenture, the Company determined that the land acquisition is on terms that are no less favorable to the Company than those that would have been obtained in a comparable transaction by the Company with an unrelated person. The Company delivered to the Trustee under the Old Indenture a resolution of the Board of Directors of the Company set forth in an Officers' Certificate certifying that the land acquisition is on terms that are no less favorable to the Company than those that would have been obtained in a comparable transaction by the Company with an unrelated person and the land acquisition was approved by a majority of the disinterested members of the Board of Directors of the Company. Further, the Company delivered to the Trustee under the Old Indenture a determination of value by a real estate appraisal firm which is of regional standing in the region in which the subject property is located and is MAI certified.

On July 9, 2002, the Company's Board of Directors (with Messrs. William Lyon and William H. Lyon abstaining) approved the purchase of 144 lots, through a land banking arrangement, for a total purchase price of $16,660,000 from an entity that purchased the lots from William Lyon. The terms of the purchase agreement provide for an initial deposit of $3,300,000 (paid on July 23, 2002) and monthly option payments of 11.5% on the seller's outstanding investment. Such option payments entitle the Company to phase takedowns of approximately 14 lots each, which were anticipated to occur at one to two month intervals through March 2004. As of December 31, 2004, all lots have been purchased under this agreement. During the years ended December 31, 2004, and 2003, 43 and 85 lots have been purchased under this agreement for a purchase price of $4,975,000 and $9,834,000, respectively. Had the Company purchased the property directly, the acquisition would have qualified as an affiliate transaction under the Old Indenture. Even though the Company's agreement is not with William Lyon, the Company chose to treat it as an affiliate transaction. Pursuant to the terms of the Old Indenture, the Company determined that the land acquisition is on terms that are no less favorable to the Company than those that would have been obtained in a comparable transaction by the Company with an unrelated person. The Company delivered to the Trustee under the Old Indenture a resolution of the Board of Directors of the Company set forth in an Officers' Certificate certifying that the land acquisition is on terms that are no less favorable to the Company than those that would have been obtained in a comparable transaction by the Company with an unrelated person and the land acquisition was approved by a majority of the disinterested members of the Board of Directors of the Company. Further, the Company has delivered to the Trustee under the Old Indenture a determination of value by a real estate appraisal firm which is of regional standing in the region in which the subject property is located and is MAI certified.

The Company purchased land for a total purchase price of $116,773,000, $33,655,000 and $8,440,000 during the years ended December 31, 2005, 2004 and 2003, respectively, from certain of its joint ventures.

For the years ended December 31, 2005, 2004 and 2003, the Company incurred reimbursable on-site labor costs of $146,000, $183,000 and $277,000, respectively, for providing customer service to real estate projects developed by entities controlled by William Lyon and William H. Lyon, of which $32,000 and $26,000 was due to the Company at December 31, 2005 and 2004, respectively. In addition, the Company earned fees of $121,000, $110,000 and $109,000, respectively, for tax and accounting services performed for entities controlled by William Lyon and William H. Lyon during the years ended December 31, 2005, 2004 and 2003, of which $92,000 was due to the Company at December 31, 2005. In January 2006, the Company received $69,000 of the amount due at December 31, 2005.

For the years ended December 31, 2005, 2004 and 2003, the Company incurred charges of $755,000, $755,000 and $753,000, respectively, related to rent on its corporate office, from a trust of which William H. Lyon is the sole beneficiary.

During the years ended December 31, 2004 and 2003, the Company incurred charges of $172,000 and $250,000, respectively, related to the charter and use of aircraft owned by an affiliate of William Lyon.

Effective September 1, 2004, the Company entered into an aircraft consulting and management agreement with an affiliate (the "Affiliate") of William Lyon to operate and manage the Company's aircraft which was placed in service effective as of September 1, 2004. The terms of the agreement provide that the Affiliate shall consult and render its advice and management services to the Company with respect to all functions necessary to the operation, maintenance and administration of the aircraft. The Company's business plan for the aircraft includes (i) use by Company executives for traveling on Company business to the Company's divisional offices and other destinations, (ii) charter service to outside third parties and (iii) charter service to William Lyon personally. Charter services for outside third parties and William Lyon personally are contracted for at market rates. As compensation to the Affiliate for its management and consulting services under the agreement, the Company pays the Affiliate a fee equal to (i) the amount equal to 107% of compensation paid by the Affiliate for the pilots supplied pursuant to the agreement, (ii) $50 per operating hour for the aircraft and (iii) $9,000 per month for hangar rent. In addition, all maintenance work, inspections and repairs performed by the Affiliate on the aircraft are charged to the Company at the Affiliate's published rates for maintenance, inspection and repairs in effect at the time such work is completed. The total compensation paid to the Affiliate under the agreement amounted to $1,414,000 and $317,000 during the years ended December 31, 2005 and 2004, respectively.

Pursuant to the agreement above, the Company had earned revenue of $457,000 and $187,000 for charter services provided to William Lyon personally, during the years ended December 31, 2005 and 2004, respectively, of which $129,000 was due to the Company at December 31, 2005.

On May 28, 2004 and June 18, 2004, William Lyon and his wife, Willa Dean Lyon, purchased two of the Company's homes for a total purchase price of approximately $877,000. The purchase prices were based on the prices offered to third parties and no discounts were given. The homes were purchased for use as residences by certain family members.

On October 28, 2004, one of the Company's directors, Michael L. Meyer, purchased one of the Company's homes for a total purchase price of approximately $835,000. The purchase price was based on the prices offered to third parties and no discounts were given.

The Company and one of the Company's directors, Alex Meruelo, are parties to an agreement pursuant to which Mr. Meruelo is eligible to receive a finder's fee based upon the cash distributions received by a subsidiary of the Company from a joint venture development project relating to a portion of the Fort Ord military base in Monterey County, California. The joint venture development project resulted from Mr. Meruelo's introduction of the Company to Woodman Development Company, LLC ("Woodman") and the subsequent formation of East Garrison Partners I, LLC ("EGP") as a joint venture between Woodman and Lyon East Garrison Company I, LLC ("EGC"). The finder's fee will equal 5% of all net cash distributions distributed by EGP to EGC with respect to EGC's existing 50% interest in EGP that are in excess of distributions with respect to certain deficit advances, deficit preferred returns, returns of capital and preferred returns on unreturned capital. The calculation of the finder's fee will be based on net cash distributions received from EGP on land sales and will not be determined on the basis of any revenues, profits or distributions received from any affiliate of EGC for the construction and sale or leasing of residential or commercial buildings on such lots. Mr. Meruelo is not obligated to perform any services for EGC other than the introduction to Woodman.

The Company offers home mortgage loans to its employees and directors through its mortgage company subsidiary, Duxford Financial, Inc. These loans are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These loans do not involve more than the normal risk of collectibility or present other unfavorable features and are sold to investors typically within 7 to 15 days.

**Note 10 — Commitments and Contingencies**

The Company's commitments and contingent liabilities include the usual obligations incurred by real estate developers in the normal course of business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Five purported class action lawsuits were filed in the Court of Chancery of the State of Delaware in and for New Castle County, purportedly on behalf of the public stockholders of the Company, challenging the proposal made by General William Lyon to acquire the outstanding publicly held minority interest in the Company's common stock for $82 per share in cash (the "Proposed Transaction"), (See Note 11) and challenging related actions of the Company and the directors of the Company. *Eastside Investors, LLP v. William Lyon Homes, et al.*, Civil Action No. 1301-N was filed on April 27, 2005; *Donald Lamuth v. William Lyon et al.*, Civil Action No. 1304-N and *Stephen L. Brown v. William Lyon Homes, et al.*, Civil Action No. 1307-N were filed on April 28, 2005; *Michael Crady v. William Lyon Homes, et al.*, Civil Action No. 1311-N was filed on May 2, 2005; and *Anthony A. D'Amato v. William Lyon, et al.*, Civil Action No. 1323-N was filed on May 6, 2005 (collectively, the "Delaware Complaints"). The Delaware Complaints named the Company and the directors of the Company as defendants. These complaints alleged, among other things, that the defendants had breached their fiduciary duties owed to the plaintiffs in connection with the Proposed Transaction and other related corporate activities. The plaintiffs were seeking to enjoin the Proposed Transaction and, among other things, to obtain damages, attorneys' fees and expenses related to the litigation. On May 9, 2005, the Delaware Complaints were consolidated into a single case entitled *In re: William Lyon Homes Shareholder Litigation,* Civil Action No. 1311-N (the "Consolidated Delaware Action"). On May 20, 2005, a class was certified in the Consolidated Delaware Action. On November 9, 2005, the Consolidated Delaware Action was dismissed without prejudice.

Two purported class action lawsuits challenging the Proposed Transaction also were filed in the Superior Court of the State of California, County of Orange. On April 28, 2005, the complaints captioned *Lewis Lester v. William Lyon Homes, et al.*, Case No. 05-CC-00092 (the "Lewis Complaint"), and *Alaska Electrical Pension Fund v. William Lyon Homes, Inc. et al.*, Case No. 05-CC-00093 (the "Alaska Electrical Complaint" and, together with the Lewis Complaint, the "California Complaints") were filed. The California Complaints named the Company and the directors of the Company as defendants and alleged, among other things, that the defendants had breached their fiduciary duties to the public stockholders. The California Complaints sought to enjoin the Proposed Transaction and also sought damages and attorneys' fees and expenses related to the litigation. On May 26, 2005, the California Complaints were consolidated into a single case entitled *In re: William Lyon Homes, Inc. Shareholder Litigation*, Case No. 05-CC-00092 (the "Consolidated California Action"). On July 8, 2005, plaintiffs in the Consolidated California Action dismissed that lawsuit without prejudice.

Duxford Title Reinsurance Company, a wholly-owned subsidiary of the Company, provides title reinsurance to unrelated title insurers directly issuing title policies on homes sold by the Company in California, Nevada and Arizona. In February 2005, Duxford Title Reinsurance Company was notified by its title insurers that as a result of current investigations by several state insurance regulators into the large number of captive reinsurance arrangements existing in the title insurance industry, the title insurers were suspending and/or terminating their current captive reinsurance agreements with Duxford Title Reinsurance Company pending final determination from the appropriate regulatory bodies as to their permissibility or necessary modification to assure compliance with applicable law. In April 2005, in response to a subpoena issued by the California Insurance Commissioner, the Company testified in connection with the Commissioner's investigation of captive reinsurance arrangements, including testimony that in many instances, the Company pays for the title insurance being issued. The Company has not had any further communication to date from the California Insurance Commissioner or any other state insurance regulator about this matter and does not believe that the resolution of this matter will have a material effect on the Company's financial position, results of operations or cash flows. In November 2005, the Company was notified that the United States Department of Housing and Urban Development had instituted a formal Federal investigation of the Company in connection with its participation in captive title reinsurance arrangements. The Company intends to fully cooperate with the Department in its investigation and does not believe that the resolution of this matter will have a material effect on the Company's financial position, results of operations or cash flows.

The Company is a defendant in various lawsuits related to its normal business activities. In the opinion of management, disposition of the various lawsuits will have no material effect on the consolidated financial statements of the Company.

*Land Banking Arrangements*

The Company enters into purchase agreements with various land sellers. In some instances, and as a method of acquiring land in staged takedowns, thereby minimizing the use of funds from the Company's revolving credit facilities and other corporate financing sources and limiting the Company's risk, the Company transfers the Company's right in such purchase agreements to entities owned by third parties ("land banking arrangements"). These entities use equity contributions and/or incur debt to finance the acquisition and development of the lots. The entities grant the Company an option to acquire lots in staged takedowns. In consideration for this option, the Company makes a non-refundable deposit of 15% to 20% of the total purchase price. The Company is under no obligation to purchase the balance of the lots, but would forfeit remaining deposits and be subject to penalties if the lots were not purchased. The Company does not have legal title to these entities or their assets and has not guaranteed their liabilities. These land banking arrangements help the Company manage the financial and market risk associated with land holdings. As described in Note 2 of "Notes to Consolidated Financial Statements", Interpretation No. 46, requires the consolidation of the assets, liabilities and operations of three of the Company's land banking arrangements including, as of December 31, 2005, real estate inventories of $70,986,000. The Company participates in three land banking arrangements, which are not VIE's in accordance with Interpretation No. 46, and are not consolidated as of December 31, 2005. The deposits and penalties related to the three unconsolidated land banking arrangements have been recorded in the accompanying consolidated balance sheet. Summary information with respect to the Company's consolidated and unconsolidated land banking arrangements is as follows as of December 31, 2005 (dollars in thousands):

| | Consolidated | Unconsolidated |
|---|---|---|
| Total number of land banking projects | 3 | 3 |
| Total number of lots | 267 | 673 |
| Total purchase price | $84,085 | $116,821 |
| Balance of lots still under option and not purchased: | | |
| Number of lots | 243 | 175 |
| Purchase price | $70,986 | $ 47,282 |
| Forfeited deposits and penalties if lots are not purchased | $ 7,804 | $ 11,892 |

In some jurisdictions in which the Company develops and constructs property, assessment district bonds are issued by municipalities to finance major infrastructure improvements. As a land owner benefited by these improvements, the Company is responsible for the assessments on its land. When properties are sold, the assessments are either prepaid or the buyers assume the responsibility for the related assessments. Assessment district bonds issued after May 21, 1992 are accounted for under the provisions of 91-10, "Accounting for

Special Assessment and Tax Increment Financing Entities" issued by the Emerging Issues Task Force of the Financial Accounting Standards Board on May 21, 1992, and recorded as liabilities in the Company's consolidated balance sheet, if the amounts are fixed and determinable.

As of December 31, 2005, the Company had $4,524,000 of outstanding irrevocable standby letters of credit to guarantee the Company's financial obligations under certain land banking arrangements and other contractual arrangements in the normal course of business. The beneficiary may draw upon these letters of credit in the event of a contractual default by the Company relating to each respective obligation. These letters of credit have a stated term of 12 months and have varying maturities throughout 2006, at which time the Company may be required to renew to coincide with the term of the respective arrangement.

The Company also had outstanding performance and surety bonds of $293,716,000 at December 31, 2005 related principally to its obligations for site improvements at various projects. The Company does not believe that draws upon these bonds, if any, will have a material effect on the Company's financial position, results of operations or cash flows.

The Company has provided unsecured environmental indemnities to certain lenders, joint venture partners and land sellers. In each case, the Company has performed due diligence on the potential environmental risks including obtaining an independent environmental review from outside environmental consultants. These indemnities obligate the Company to reimburse the guaranteed parties for damages related to environmental matters. There is no term or damage limitation on these indemnities; however, if an environmental matter arises, the Company could have recourse against other previous owners.

See Notes 5 and 6 for additional information relating to the Company's guarantee arrangements.

**Note 11 — Proposed Transaction**

On April 26, 2005, General William Lyon announced that he was proposing to acquire the outstanding publicly held minority interest in the Company's common stock for $82 per share in cash. General Lyon stated that this transaction would be contingent upon approval by the Board of Directors or a duly appointed special committee of the Board of Directors. The Board of Directors subsequently formed a special committee of independent directors to consider General Lyon's proposal with the assistance of outside financial and legal advisors which the special committee retained. On June 20, 2005, the special committee announced that it had determined that the proposal by General Lyon was inadequate. On June 28, 2005, General Lyon announced that he was withdrawing his proposal. On July 25, 2005, the Company announced that its Board of Directors had disbanded the special committee. On July 25, 2005, General Lyon announced that he was discontinuing his efforts at that time to take the Company private. In connection with the special committee's consideration of this proposed transaction, the Company has incurred approximately $2,176,000 in financial advisory and legal expenses which are reflected as a charge in the Company's results of operations for the year ended December 31, 2005.

See Note 10 for information on certain lawsuits which were filed relating to General Lyon's proposal.

## Note 12 — Unaudited Summarized Quarterly Financial Information

Summarized unaudited quarterly financial information for the years ended December 31, 2005, 2004 and 2003 is as follows (in thousands except per common share amounts):

| | Three Months Ended | | | |
|---|---|---|---|---|
| | March 31, 2005 | June 30, 2005 | September 30, 2005 | December 31, 2005 |
| Sales | $ 246,682 | $ 407,489 | $ 376,331 | $ 825,881 |
| Other income, costs and expenses, net | (212,809) | (334,597) | (313,384) | (680,813) |
| Income before provision for income taxes | 33,873 | 72,892 | 62,947 | 145,068 |
| Provision for income taxes | (13,380) | (28,792) | (24,864) | (57,113) |
| Net income | $ 20,493 | $ 44,100 | $ 38,083 | $ 87,955 |
| Basic earnings per common share | $ 2.38 | $ 5.12 | $ 4.41 | $ 10.17 |
| Diluted earnings per common share | $ 2.36 | $ 5.07 | $ 4.39 | $ 10.11 |

| | Three Months Ended | | | |
|---|---|---|---|---|
| | March 31, 2004 | June 30, 2004 | September 30, 2004 | December 31, 2004 |
| Sales | $ 254,548 | $ 384,483 | $ 474,950 | $ 707,866 |
| Other income, costs and expenses, net | (228,797) | (332,460) | (400,740) | (574,702) |
| Income before provision for income taxes | 25,751 | 52,023 | 74,210 | 133,164 |
| Provision for income taxes | (10,342) | (20,875) | (29,273) | (53,009) |
| Net income | $ 15,409 | $ 31,148 | $ 44,937 | $ 80,155 |
| Basic earnings per common share | $ 1.57 | $ 3.16 | $ 4.54 | $ 8.65 |
| Diluted earnings per common share | $ 1.55 | $ 3.14 | $ 4.51 | $ 8.58 |

| | Three Months Ended | | | |
|---|---|---|---|---|
| | March 31, 2003 | June 30, 2003 | September 30, 2003 | December 31, 2003 |
| Sales | $ 70,423 | $ 156,681 | $ 212,598 | $ 448,611 |
| Other income, costs and expenses, net | (62,162) | (133,345) | (188,197) | (380,657) |
| Income before provision for income taxes | 8,261 | 23,336 | 24,401 | 67,954 |
| Provision for income taxes | (3,379) | (9,544) | (9,534) | (29,358) |
| Net income | $ 4,882 | $ 13,792 | $ 14,867 | $ 38,596 |
| Basic earnings per common share | $ 0.50 | $ 1.40 | $ 1.52 | $ 3.95 |
| Diluted earnings per common share | $ 0.49 | $ 1.38 | $ 1.49 | $ 3.89 |

## CORPORATE INFORMATION

### Board of Directors

General William Lyon
*Director, Chairman of the Board and Chief Executive Officer*

Wade H. Cable
*Director, President and Chief Operating Officer*

Richard E. Frankel
*Director*
*Chairman of William Lyon Financial Services*

Harold H. Greene (1, 2, 3)
*Director, Independent Consultant*

Lawrence M. Higby (1, 2, 3)
*Director, Chief Executive Officer, Apria Healthcare*

Gary H. Hunt (1, 2, 3)
*Director, Managing Partner, California Strategies, LLC*

Arthur B. Laffer (1, 3)
*Director, Chief Executive Officer, Laffer Associates*

William H. Lyon
*Director, Vice President and Chief Administrative Officer*

Alex Meruelo (1, 2, 3)
*Director*
*President and Chief Executive Officer*
*Meruelo Enterprises, Inc.*

(Numbers in Parentheses indicate Board Committees)
(1) Compensation Committee
(2) Audit Committee
(3) Nominating and Corporate Governance Committee

### Corporate Officers

General William Lyon
*Director, Chairman of the Board and Chief Executive Officer*

Wade H. Cable
*Director, President and Chief Operating Officer*

William H. Lyon
*Director, Vice President and Chief Administrative Officer*

Douglas F. Bauer
*Executive Vice President and Northern California Division President*

Mary J. Connelly
*Senior Vice President and Nevada Division President*

W. Thomas Hickcox
*Senior Vice President and Arizona Division President*

Thomas J. Mitchell
*Senior Vice President and Southern California Division President*

Larry I. Smith
*Senior Vice President and San Diego Division President*

Michael D. Grubbs
*Senior Vice President, Chief Financial Officer and Treasurer*

Richard S. Robinson
*Senior Vice President – Finance*

Cynthia E. Hardgrave
*Vice President – Tax and Internal Audit*

W. Douglass Harris
*Vice President, Corporate Controller and Corporate Secretary*

C. Dean Stewart
*Vice President – Operations*

### William Lyon Financial Services Officers

Richard E. Frankel
*Chairman and Chief Executive Officer*

Mark A. Carver
*President*

## CORPORATE INFORMATION

**Market Information**
The Company's Common Stock is listed as "WLS" on the New York Stock Exchange.

As of February 28, 2006, there were approximately 2,524 beneficial owners of the Company's Common Stock and the closing price for the Company's Common Stock as reported on the NYSE was $85.10.

**Certifications**
Pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, the Company submitted the Annual CEO Certification to the New York Stock Exchange on December 16, 2005. Also pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, the Company filed with the Securities and Exchange Commission the CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act as exhibits to the Company's Annual Report on Form 10-K filed on March 14, 2006.

**Corporate Headquarters**
4490 Von Karman Avenue
Newport Beach, CA 92660
(949) 833-3600
www.lyonhomes.com

**Exchange Listing**
The Common Stock of William Lyon Homes is listed as "WLS" on the New York Stock Exchange.

**Form 10-K**
A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, exclusive of exhibits, is included herewith and is also available without charge to stockholders and may be obtained by writing to:
William Lyon Homes
Attn: Investor Relations
4490 Von Karman Avenue
Newport Beach, CA 92660

**Independent Registered Public Accounting Firm**
Ernst & Young LLP
18111 Von Karman Avenue
Irvine, CA 92612

**Legal Counsel**
Irell & Manella LLP
840 Newport Center Drive
Newport Beach, CA 92660

**Transfer Agent and Registrar**
Mellon Investor Services LLC
PO Box 3315
South Hackensack, New Jersey 07606
Phone: 1-800-356-2017
& foreign: 201-329-8660
TDD for Hearing impaired: (800) 231-5469
website address: www.melloninvestor.com/isd


Southern California Division.

William Lyon Homes

*Experience the pride.*

www.lyonhomes.com